================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                March 31, 2006

                        Commission File Number: 001-14534


                            PRECISION DRILLING TRUST
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -------

================================================================================

         On March 31, 2006, Precision Drilling Trust mailed its Annual Report and Management Information Circular for its Annual Meeting of Shareholders. The Annual Report, Notice of Annual Meeting of Shareholders, the Management Information Circular, Instruments of Proxy and Voting Instruction Forms are attached hereto as Exhibit A.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 31, 2006


                                       PRECISION DRILLING TRUST
                                       By its Administrator PRECISION DRILLING
                                       CORPORATION


                                       By: /s/ Darren Ruhr
                                           ----------------------------------
                                       Name:  Darren Ruhr
                                       Title: Vice President, Corporate Services
                                              and Corporate Secretary

                                                                      EXHIBIT A
                                                                      ---------



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[GRAPHIC OMITTED]


[LOGO - PREICISON DRILLING TRUST]


T U R N I N G   I N   T H E   R I G H T   D I R E C T I O N




                               [PICTURE OMITTED]







Annual Report 2005


================================================================================

ANNUAL MEETING

The Annual General Meeting of the unitholders of Precision Drilling Trust will be held in the McMurray Room of the Calgary Petroleum Club, 319 - 5th Avenue SW, Calgary, Alberta, Canada at 3:00 p.m. (Calgary time) on Tuesday, May 9, 2006.


Unitholders are encouraged to attend and those unable to do so are requested to complete and return the Form of Proxy.




CONTENTS

   2      Financial Highlights
   3      Precision At-A-Glance
   6      Chief Executive   Officer's Message
   8      President's Message
   14     Operations Review: Contract Drilling Services
   20     Operations Review: Completion and Production Services
   26     The Precision Advantage
   34     Safety Management
   38     Environmental Management
   39     Community Relations
   40     Trustees and Directors
   42     Corporate Governance
   47     Management's Discussion and Analysis
   73     Financial Reporting
  100     Supplementary Information
  103     Unitholder Information
  104     Corporate Information

[PICTURE OMITTED]

TURNING IN THE RIGHT DIRECTION



IN OUR BUSINESS, OUR PEOPLE KNOW A JOB IS GOING WELL when we "keep it turning to the right." It means the rig is working, the well is being drilled, and we are fullfilling our customer contract. We are doing what we do best, we keep it turning to the right!

      That is where our business begins, when it turns to the right. Drilling is just the first step in the process with our client. We also provide well completion and production services, along with a host of logistical support.

      During 2005 our asset and business base was restructured into an income trust, with a focus on our Canadian contract drilling, completion and production businesses. This was a new turn in the strategic direction of Precision, but one that positions us well to add value to our unitholders. It was a turn in the right direction.

                           PRECISION DRILLING TRUST
                    A N N U A L    R E P O R T    2 0 0 5

2


                              FINANCIAL HIGHLIGHTS


-------------------------------------------------------------------------------------------------------------
(STATED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER UNIT/SHARE AMOUNTS
WHICH ARE PRESENTED ON A DILUTED BASIS)
-------------------------------------------------------------------------------------------------------------
Years ended December 31,                                             2005              2004         % change
Revenue                                                        $1,269,179        $1,028,488               23
Operating earnings(1)                                             465,378           331,313               40
     Interest, net                                                 29,270            46,280              (37)
     Premium on redemption of bonds                                71,885                 -              n/a
     Loss on disposal of short-term investments                    70,992                 -              n/a
     Gain on disposal of investments                                    -           (4,899)              n/a
-------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes           293,231           289,932                1
-------------------------------------------------------------------------------------------------------------
Income taxes                                                       72,383           101,801              (29)
Earnings from continuing operations                               220,848           188,131               17
     Per unit/share                                                  1.76              1.61                9
Discontinued operations, net of tax(3)                         1,409,715             59,273            2,278
-------------------------------------------------------------------------------------------------------------
Net earnings                                                    1,630,563           247,404              559
     Per unit/share                                                13.00              2.11               516
Net capital expenditures(2)                                       140,077           113,897               23
Long-term debt                                                     96,838           718,850             (87)
Total assets                                                    1,718,882         3,852,049             (55)
Number of units/shares outstanding, end of year (000's)           125,461           121,580                3
=============================================================================================================

(1) OPERATING EARNINGS IS NOT A RECOGNIZED MEASURE UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - SEE EXPLANATION ON PAGE 47.
(2)  EXCLUDES ACQUISITIONS AND DISCONTINUED OPERATIONS.
(3)  INCLUDES GAIN ON DISPOSITION OF DISCONTINUED OPERATIONS.


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this Annual Report and under the heading "Management's Discussion and Analysis" on pages 47 to 72 thereof, including statements which contain words such as "anticipate", "could", "should", "expect", "seek", "may", "intend", "likely", "will", "believe" and similar expressions, statements relating to matters that are not historical facts, and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the UNITED STATES PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995, and are based on certain assumptions and analysis made by us derived from our experience and perceptions.

      Forward-looking information and statements in this Annual Report include, but are not limited to: 2006 expected cash provided by continuing operations; 2006 capital expenditures, including the amount and nature thereof; 2006 distributions; oil and natural gas prices and demand; expansion and other development trends of the oil and natural gas industry; business strategy, including the 2006 strategy and outlook for our business segments; expansion and growth of our business and operations, including market share and position in the market's in which we operate; demand for our products and services; labour shortages; the maintenance of existing customer, supplier and partner relationships; supply channels; accounting policies; credit risks; and other such matters.

      All such forward-looking information and statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. The risks, uncertainties, and assumptions are difficult to predict and may affect operations, including, without limitation: the impact of general economic conditions in Canada; industry conditions, including the adoption of new environmental, taxation and other laws and regulations and changes in how they are interpreted and enforced; the ability of oil and natural gas companies to raise capital; the effect of weather conditions on operations and facilities; the existence of operating risks inherent in well servicing, contract drilling and ancillary oilfield services; volatility of oil and natural gas prices; oil and natural gas product supply and demand; risks inherent in the ability to generate sufficient cash flow from operations to meet current and future obligations; increased competition; the lack of availability of qualified personnel or management; labour unrest; fluctuations in interest rates; stock market volatility; opportunities available to or pursued by us and other factors, many of which are beyond our control. The foregoing factors are not exhaustive. Many of these risk factors are discussed in our Annual Information Form and Form 40-F on file with Canadian securities commissions and the United States Securities and Exchange Commission and are available on SEDAR at www.sedar.com and on our website at www.precisiondrilling.com.

      Actual results, performance or achievements could differ materially from those expressed in, or implied by, this forward-looking information and statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking information and statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. Except as required by law, Precision Drilling Trust and Precision Drilling
Corporation disclaim any intention or obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. In the event subsequent events prove past statements about current trends to be materially different, we may choose to issue a news release explaining the reasons for the difference and update the guidance on the anticipated impact on revenue, earnings and other key events.

      The forward-looking information and statements contained herein are expressly qualified by this cautionary statement.

          T U R N I N G   I N   T H E   R I G H T   D I R E C T I O N

                             PRECISION AT-A-GLANCE

------------------------------------------------------------------------------
STRATEGY
------------------------------------------------------------------------------
o   Focus on our Target Zero safety        SENIOR OPERATIONS MANAGEMENT
    culture initiatives to eliminate
    workplace incidents.                   DWAYNE PETERS Senior Vice President

o   Continue to develop and enhance        RON BERG Senior Vice President,
    our employee recruitment and           Operations
    retention initiatives.
                                           JOHN JACOBSEN Vice President,
o   Continue to upgrade equipment          Operations
    with a focus on keeping customer
    needs and regulatory requirements      ALEX MACAUSLAND Vice President,
    in mind.                               Operations

o   Retain a high quality, diverse         ROLLY MARKS Vice President,
    fleet of rigs and service              Operations
    offerings.
                                           DOUG EVASIUK Vice President,
o   Maintain a flexible business that      Marketing
    is responsive to market
    conditions and competitive             STEVE JAMES Vice President, Health,
    pressures.                             Safety & Environment

o   Take advantage of technological        TERRY SAKAMOTO Vice President
    advances where markets dictate.        Finance, Operations

o   Focus on growth opportunities
    that will further enhance and
    diversify our service offerings.

------------------------------------------------------------------------------

CONTRACT DRILLING SERVICES

The Contract Drilling Services business segment forms the foundation of our oilfield services enterprise. As a result of Precision's divestitures in 2005, we have returned to our roots, with a focus on contract drilling in the Western Canada Sedimentary Basin. Precision has the largest drilling rig fleet in Canada. At December 31, 2005, our 230 drilling rigs represented 30 percent of the industry's fleet of 770 drilling rigs.

OPERATIONS MANAGEMENT

ROSS PICKERING  Operations  Manager,  Precision  Drilling,  Operations Support
Centre 1

GRANT HUNTER Operations Manager, Precision Drilling, Operations Support Centre
2

KIM LINDSAY Operations Manager, Precision Drilling, Technical Support Centre

DAVID KEYES Safety Manager, Field Operations, Precision Drilling

CLINT NEUFELD General Manager, LRG Catering

MARTIN BYAR General Manager, Columbia Oilfield Supply

YOOK TONG General Manager, Rostel Industries

(AS AT DECEMBER 31, 2005)

DIVISION              SERVICES PROVIDED         EQUIPMENT AND FACILITIES
--------              -----------------         ------------------------
Precision Drilling    Contract drilling         230 drilling rigs

LRG Catering          Camp and catering         92 conventional
                                                and base camps

Rostel Industries     Equipment engineering,    48,000 sq. ft.
                      manufacturing, repair     machine shop
                      and certification

Columbia Oilfield     Supply procurement        40,000 sq. ft.
                      Supply and distribution   warehouse and
                                                distribution facility

COMPLETION AND PRODUCTION SERVICES

The Completion and Production Services business segment is Canada's leading provider of well servicing, snubbing services and oilfield rentals. By focusing on the needs of our customers, this segment is well positioned to take advantage of growth opportunities. Precision has the largest fleet of well servicing rigs in Canada. At December 31, 2005, our 237 service rigs represented close to 24 percent of the industry's fleet of 1,009 service rigs.

OPERATIONS MANAGEMENT

KEN HUDGEON General Manager, Precision Well Servicing

DON PACK Operations Manager, Precision Well Servicing, South East

RANDY FYCULAK Operations Manager, Precision Well Servicing, North West

JOHN HYSLOP Operations Manager, Precision Well Servicing, Technical Centre

DAN LUNDSTROM Safety Manager, Field Operations, Precision Well Servicing

STEVE FOLK General Manager, Live Well Service

DARCY FALARDEAU General Manager, Precision Rentals

(AS AT DECEMBER 31, 2005)

DIVISION              SERVICES PROVIDED     EQUIPMENT AND FACILITIES
--------              -----------------     ------------------------
Precision             Well completion       237 service rigs
Well Servicing        and workover

Live Well Service     Snubbing              26 snubbing units

Precision Rentals     Drilling, completion  3,700 tanks,
                      and production        separators, 4,000
                      equipment             tools, valves

                      Tubulars              8,000 joints

                      Wellsite              300 wellsite trailers
                      accommodations

Precision in Action

                      [GRAPHIC OMITTED - ILLUSTRATIONS]

This illustration shows how Precision keeps every well site efficiently 'turning to the right' by delivering a broad and comprehensive range of oilfield services.

From our 40,000-square-foot distribution centre in Edmonton, Columbia Oilfield Supply provides consummate oilfield supplies and distribution services

LRG CATERING
This camp accommodates the field personnel on location. It is self-contained with trailers (below) and a power generation plant (right).

PRECISION RENTALS
This tank farm stores the fuel and oil-based drilling fluids needed to keep the site running.

PRECISION DRILLING
The unit pictured to the right - one of Precision's  large 'triplets' - is the
hub  of  the  well  site.   At  every  turn,   we  leverage   our  modern  and
well-maintained rig fleet to optimize drilling efficiencies.

PRECISION RENTALS
The two fluid handling tanks in front of the loader are provided by Precision Rentals to support sumpless drilling, which reduces environmental impact.

                      [GRAPHIC OMITTED - PHOTOGRAPHS]

Precision provides food     Precision has the ability  A comprehensive informa-
and accommodation services  to design, modify and      tion technology infra-
at drilling camps for our   build its own drilling     structure provides an
own rigs as well as third   rigs in-house through      integrated system that
party operations through    Rostel Industries.         allows Precision
LRG Catering.                                          personnel to stream-
                                                       line operations.


                      [GRAPHIC OMITTED - ILLUSTRATIONS]

PRECISION RENTALS
We offer an assortment of specialty tubular products to suit customer drilling needs.

PRECISION RENTALS
This wellsite office and accommodation is used by customer and third-party personnel.

PRECISION WELL SERVICING/LIVE WELL SERVICE
The heart of a workover completion operation is this service rig from Precision Well Servicing. Suspended from the mast being readied for action is a rig-assist snubbing unit provided by Live Well Service

PRECISION RENTALS
This division provides specialty equipment such as blowout preventers.

                PREICISON DRILLING TRUST - ANNUAL REPORT 2005

6


Chief Executive Officer's Message


IN THE EVOLUTION OF ANY BUSINESS there are events that change the course and direction the organization takes from that point forward. There have been many of these events for Precision - acquisitions and divestitures that changed our business scope and the services we could offer our customers. We began in 1985 with three basic drilling rigs, sales of less than $1 million and a market capitalization of $750 thousand. Today Precision has a total fleet of over 460 drilling and service rigs, sales of close to $1.3 billion and a market capitalization exceeding $4.0 billion. Over the past 20 years we have taken advantage of many opportunities to redefine our business. Our growth can be described by tracing the transactions that increased our market share, added a new product or service, expanded our geographic reach and diversified our technology.

     Over the years, these acquisition and divestiture decisions have been made with three key evaluation criteria in mind: we wanted to maintain our core team of people, augment the services we could provide customers and continue to be profitable. When the opportunity was presented, we expanded services, upgraded technology, gradually increased management, added business systems and timed our entry into new markets. We knew what businesses we wanted to be in; we also knew what business we did not want to be in until the conditions were right. And throughout these years of growth, our core business
- contract drilling - has continued to be the engine that provided the steady profitability and capital for further expansion.

     During 2005 there were several events that once again impacted our business. We divested of three business lines: Precision Energy Services which was our technology services group providing cased hole and open hole wireline services, drilling and evaluation services and production services; Precision Drilling International which was our international land rig contractor; and CEDA International which provided industrial cleaning, catalyst handling and mechanical services. Each of these were successful businesses, divisions we had managed and grown over a number of years. However, after years of trying to build shareholder value through a higher price to earnings share multiple, our capital market success was limited. We received independent financial and capital market analysis and advice that our shareholders would not fully benefit from the inherent value of Precision Energy Services while a subsidiary of Precision Drilling Corporation. On this basis, we embarked upon a value creation strategy considering a direct spin off to shareholders or through sale to a third party, which we did. In the final analysis, our Board of Directors determined that these businesses would have greater value in the hands of a larger company that had the required operating structure in place. These business lines were sold in August and

                        TURNING IN THE RIGHT DIRECTION

                                                                             7
                                             Chief Executive Officer's Message


September 2005. The owners of Precision, our unitholders, were benefactors through the receipt of a special cash payment of $844 million and the transfer of almost 26 million shares of Weatherford International Ltd. valued at $2.0 billion.

     The other significant decision of 2005 was to reorganize the remaining assets and convert Precision to an income trust. Quite simply, we believe this restructuring provided unitholders with the opportunity to participate directly in Precision's ability to generate sustainable profitability. Precision has always been profitable, despite the cyclical nature of the drilling business. Our flexible cost structure, variable workforce and strong management team are the key elements in an efficient business model that has generated profits through the cycles. The income trust model is the ideal business structure for entities like Precision with this track record of profitability. We felt confident that Precision could generate distributions through periods of low activity and in times of heightened activity, such as we are experiencing today.

     Precision has therefore returned to its roots, with a focus on the contract drilling business in the Western Canada Sedimentary Basin. Twenty years of growth has positioned us as the largest energy service business in our sector. With a dominant market share in each of our core areas of business, we are well positioned to take advantage of ongoing opportunities for growth.

     So the events of 2005, although larger in scale perhaps, have not altered the fundamental direction and business of Precision. We continue to have a strong team of people in place, provide services and products our customers want and provide profitable returns for our unitholders - we have met our three key criteria. And so, with the confidence that our business is in excellent hands, I have decided to formally pass on the day-to-day running of the business. The "new" team is a highly skilled group that includes young people we have hired and trained over the years as well as a number of people who have, in many cases, been with me for the past 20 years. It's a team that knows the business, understands the customers and is focused on positioning Precision for the next 20 years of growth. I have retained my role as Chairman and Chief Executive Officer. Over the next 12 months I will be mentoring this group led by Gene Stahl as President and Chief Operating Officer.

     I would like to thank the Board of Directors for their time and strategic advice during a year where their counsel was sought and appreciated. I want to thank all of Precision's customers. Customer needs are at the core of every business decision we have made and I want to thank you for your loyalty and support, not only this year but also over 20 years of growth. Finally, I want to thank all the people of Precision. Your focus and hard work, spirit and enthusiasm, dedication and creativity have provided Precision with the success it enjoys today. Thank you.



/s/ HANK B. SWARTOUT

HANK B. SWARTOUT

CHAIRMAN AND CHIEF EXECUTIVE OFFICER
PRECISION DRILLING CORPORATION,
ADMINISTRATOR TO PRECISION DRILLING TRUST


MARCH 7, 2006

                PREICISON DRILLING TRUST - ANNUAL REPORT 2005

8


President's Message


I AM VERY PLEASED to bring this first report to you the unitholders of the new Precision Drilling Trust. In my message I will provide a summary of events and performance of Precision in 2005 as well as an overview of the opportunities in 2006 and our strategies to capture those opportunities for continued profitability and growth.

     The theme for this year's report is "turning in the right direction" and in so many ways, Precision has built a reputation for being able to turn to the right. During 2005 we returned to our business roots, Canadian contract drilling and complementary energy service businesses. In a sense, we are "turning to the right" with a drilling business in Canada that represents 30 percent of the industry. In November, Precision was reorganized into an income trust. While these changes represent a significant shift in our asset mix and our corporate structure, for a very large group of stakeholders the business remains essentially unchanged. For our employees, the same team of people who have been growing our core contract drilling business over the past two decades remains in place; for our customers in western Canada we remain the largest energy service entity in the country and continue to be focused on meeting their drilling, completion and production needs; and for our investors, we continue to provide returns in the top deciles of our industry and today can offer a cash distribution in addition to equity value. The foundation of Precision has always been the Canadian contract drilling, completion and production operations and that is where our operational focus is today.

PRECISION IN 2005

     In 2005, the oil and natural gas service industry was clearly a very good business to be in. Industry activity levels set new records in terms of numbers of wells, active rig count and drilling rates. The 2005 rig release well count was close to 25,000, up almost 10 percent due to exceptionally high activity in the second half of the year. This was in part driven by an increased number of deeper wells - which take longer to drill - as well as by overall strong demand. Precision's utilization rate averaged 56 percent for the year. Given that the operating utilization rate only counts the days the rig is drilling, and not the time required to move or wait on new locations, this level is approaching the optimum achievable. The benchmark was set in 1997 at a utilization rate of 71 percent.

                        TURNING IN THE RIGHT DIRECTION

                                                                             9
                                                           President's Message


     The strong demand for our services is a function of two factors: first, the continued demand for crude oil within an environment of tightening supply worldwide; and second, the dominant role of natural gas in the North American energy sector. Almost three-quarters of the drilling activity in western Canada is targeting natural gas reservoirs, making this activity the primary driver of demand for Canadian oilfield services. While natural gas prices do fluctuate from variations in seasonal demand, the requirement for natural gas is on the increase overall. The counterpoint to this demand is the declining supply curve of North American natural gas reservoirs and, even with the current level of activity, supply is at best flat. The question of whether this situation will continue, and for how long, is the subject of much debate. Our expectation at Precision is that 2006 will be another year of significant demand for services and strong performance for the Trust.

     Our financial and operating performance in 2005 was solid. Revenue increased 23 percent over the previous year to $1.3 billion. Operating earnings jumped 40 percent to $465 million. Our earnings from continuing operations before income taxes was $293 million which was a one percent increase over the previous year. However, there were a number of one time expenses resulting from our conversion to a trust that impacted this number in 2005. Specifically, Precision paid a premium of $72 million on the redemption of corporately held bonds. We also recorded a loss of $71 million on the shares of Weatherford International Ltd. which were received on August 31, 2005 as partial payment for the sale of our Energy Services and International Contract Drilling divisions. Also notable is the 23 percent increase in capital spending which represents monies reinvested in our equipment. Our approach is to make these kinds of reinvestments when results are strong, and so it has become almost a matter of policy to match revenue increases to capital expenditure increases. We believe this is an important mandate that renews and reinforces our operating infrastructure.

RESPONDING TO OPPORTUNITIES

     Let me take a moment to describe how we are positioned to handle the challenges that will accompany current demand levels. At today's utilization rates, the only meaningful way to increase capacity to meet additional demand is to add equipment. We will add 19 new rigs in 2006 and into 2007 at a steady pace. Of the 19 new rigs, nine are diesel electric triples rated to a depth of 4,000 metres. The remaining 10 will be our unique Super Single(R) rigs rated for depths of 1,200 to 3,000 metres, now in its ninth generation of technological advances. This rig exemplifies our emphasis on meeting customer expectations. In other words, we have built a fleet of drilling rigs over a number of years, modifying the technology and adding features that allow us to respond precisely to the requirements of our western Canadian customers. For example, our Super Single(R) rigs move faster, drill more quickly and operate successfully under a variety of drilling and geological conditions. This flexibility saves time and money for our customers, which reduces their costs and enhances their returns. By focusing on efficiency, we enjoy strong demand and good utilization rates within the industry.

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10
President's Message



     Our attention to customer needs is also the reason for our breadth of services, which includes the production and completion services of our service rig fleet, as well as snubbing units and rental equipment which are required during and after a well is drilled. Our camp services provide onsite housing and support for crews on location while the supply and distribution infrastructure delivers provisions and equipment to crews and customers across the Western Canada Sedimentary Basin. Complementing our drilling services is our ability to internally provide pure manufacturing of drilling rig components.

     At today's prices for oil and natural gas, any downtime in a drilling program is very costly for customers. We understand that, and over the years Precision has developed efficient business systems to respond to the "time-equals-money" equation. There are four pillars to our systems. Our centralized procurement and distribution centre provides a 24/7 distribution of consumable supplies and parts that are required to keep the rig working. Our in-house ability to manufacture, refurbish, certify and engineer equipment and rig components enables us to control response times to meet customer needs. Our technical support centres are a centralized resource where employees can access expertise on equipment and personnel matters to support their needs in the field. Finally, we have centralized all our information systems onto one common business platform to facilitate standardized business practices and timely access to information.

     In a heady market like we have today, every oilfield service company will be busy. Over the long term, we have always believed in investing in relationships and building trust for those times when our customers have choices. We make sure that our core customers are serviced, which can be challenging in times of limited rig supply. However, we also manage our fleet so that we can respond to new customer requests as the opportunity arises. We see this market as an opportunity to maintain existing relationships and build new ones.

     A key challenge in this market is the ability to train and retain staff, whether it is in the office or on the rigs. Over the years Precision has attempted to take a leadership role in this area by developing high standards of training and safety throughout our operation. Our safety culture is centered around our Target Zero safety program and the name captures our vision that we can eliminate all safety related incidents in Precision through continued training, reinforcing key attitudes and actions and setting a zero tolerance rule for not adhering to these practices.

     We are also introducing a number of initiatives intended to increase our reach and appeal as an employer. These include targeting other areas of Canada and sponsoring events to raise awareness in rural areas. The message we want to send to potential new employees is strong and direct. Given the demand in the business today, a new employee with the right attitude and aptitude has the opportunity to move quickly up the ranks and establish a long and meaningful career. We want to be seen as the employer of choice in this business and our training programs, our Target Zero safety vision and our recruitment innovation is a reflection of that.

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                                                           President's Message



STRATEGIES FOR GROWTH

     Growth has been and continues to be a central component in our strategy to add unitholder value. Today, accretive growth is being delivered organically through the addition of new equipment across the organization. We also remain poised and open to acquisition opportunities at a price that is affordable and will yield incremental cash flow. Value-adding acquisitions are most likely to occur, as they have in the past, by building on the expertise and infrastructure that already exists in Precision. We see opportunities for growth in the North American market, specifically in the strong western Canadian environment where we really have not focused on our growth over the past four years. Our plan for the coming two to three years will be to focus on these opportunities.

     As we move into 2006 we are very excited about the opportunities facing Precision. With a workforce of approximately 6,500 employees, our investment in people will build upon the momentum we have already established in training, recruiting and orientation programs. As an organization we have enormous depth in our business; our assets and our people are aligned to take advantage of what lies ahead. Given our understanding of the business, our efficient business structure and the strong demand for services, we are well positioned to deliver another year of strong financial and operating results in 2006. Over the next 12 months our plan is to establish a track record of distributions to our unitholders, manage our business to take advantage of organic growth opportunities and remain ready to execute the right acquisition. With the support of a very strong team, we look forward to meeting the opportunities and challenges that 2006 will bring.


/s/ GENE STAHL

GENE STAHL

PRESIDENT AND CHIEF OPERATING OFFICER
PRECISION DRILLING CORPORATION,
ADMINISTRATOR TO PRECISION DRILLING TRUST


MARCH 7, 2006

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12


Officers

                             [PHOTOGRAPH OMITTED]

DOUG J. STRONG

Chief Financial Officer

Doug is a veteran of the oilfield services business, having spent 19 years in this business of which the last 12 years have been with Precision. Doug is a graduate of the University of Calgary where he received a Bachelor of Commerce degree in 1982. He earned his Chartered Accountant designation in 1985 and spent six years in public practice. In 1987 he joined Nabors Drilling International and spent the subsequent seven years as the International Controller working from Calgary and Houston. In 1994 he joined Cactus Drilling as Controller, which was acquired by Precision in 1997. His roles at Precision have included Senior Controller, Group Controller and most recently Chief Financial Officer.


GENE C. STAHL

President and Chief Operating Officer

Gene began his career with Precision in 1993 working on the rigs, followed by a series of marketing roles in a number of Precision's business units. In 2001 he was appointed Investor Relations Officer for Precision, responsible for communicating corporate strategy and performance to the public markets. In 2003 he led the consolidation and rebranding of a group of companies into what is today Precision Rentals. In early 2005 he was selected by the Board of Directors for his current position and brings solid communication skills, knowledge of the customer base, and a passion and an understanding of Precision's culture to his role as President and Chief Operating Officer.


DARREN J. RUHR

Vice President, Corporate Services and Corporate Secretary

Darren joined Precision in 1997 as Manager, Business Systems. Over the subsequent eight years, he assumed roles of increasing responsibility and set up many of the internal processes, business systems and technology that are at the heart of Precision's organizational structure. His experience in corporate infrastructure and information technology was gained through years of experience with the Bermuda Monetary Authority, Bermuda Electric Light Company and the Cayman Islands government. In November 2005 Darren assumed his current position as Vice President, Corporate Services and Corporate Secretary.

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                                                       Vice Presidents

                             [PHOTOGRAPH OMITTED]

TERRY SAKAMOTO

Vice President Finance, Operations
31 years of service


RON BERG

Senior Vice President, Operations
21 years of service


ALEX MACAUSLAND

Vice President, Operations
14 years of service


DWAYNE PETERS

Senior Vice President
22 years of service


DOUG EVASIUK

Vice President, Marketing
12 years of service


STEVE JAMES

Vice President, Health, Safety & Environment
25 years of service


JOHN JACOBSEN

Vice President, Operations
40 years of service


ROLLY MARKS (NOT PICTURED)

Vice President, Operations
25 years of service


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             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

14


Operations Review

                             [PHOTOGRAPH OMITTED]

CONTRACT DRILLING SERVICES

Precision Drilling is Canada's largest drilling contractor with a breadth of services that range from conventional and specialized contract drilling, rig manufacturing and refurbishing, procuring and distributing supplies, to providing camps and catering services to rig crews. Our fleet of 230 drilling rigs is technologically suited to the geology and geography of North America and our crews are among the best trained in the business. The hallmark of our approach is our emphasis on efficiency and the safety of our people.


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                                                             OPERATIONS REVIEW

PRECISION DRILLING, A DIVISION

OVERVIEW

PRECISION DRILLING IS CANADA'S LARGEST DRILLING rig contractor with a 30 percent market share and a well-maintained modern fleet that consists of 230 rigs covering depth ranges from a few hundred meters to 6,700 meters.

     Precision works with its customers to find better ways to explore for and develop oil and natural gas reserves in the Western Canada Sedimentary Basin
(WCSB). The WCSB has a complex mix of energy reserves - oil sands, heavy oil, conventional oil, coal bed methane, deep gas and shallow gas - as well as challenging geography and weather conditions. As the basin matures, Precision is able to offer its customers greater efficiencies and the best technology through the provision of a diversified inventory of equipment and highly qualified and experienced employees.

     Our strategy is to reinforce our existing strong asset base by adding new rigs that excel in the development of niche oil and natural gas production with broad application to conventional drilling rigs as well. We strive to set new performance standards for the industry.

     Precision's Super Single(R) rigs exemplify this strategy and versatility. These rigs are superior in almost all shallow to medium depth well types and have niche capabilities that allow them to outperform in applications that include slant or directional drilling for multiple well programs from a single location (pad drilling). Now in their ninth generation of development, these rigs can be moved quickly, deploy a small footprint to minimize environmental impact and facilitate safety through the automation of pipe handling.

     Another example is the Super Single(R) Light, a scaled down version of our highly successful Super Single(R) rig. These rigs are highly competitive in the shallow gas market, but are also equipped with features that make it much more efficient when it comes to drilling larger diameter wells or wells that have a directional component.


2005 PERFORMANCE

     Precision Drilling had one of the busiest and most successful years in its history in 2005. A strong global economy and high prices for crude oil and natural gas resulted in high levels of exploration and production activity in the WCSB. Poor weather conditions slowed activity at times in the first half of the year but the resulting pent-up demand for oilfield services drove activity to higher-than-normal levels in the second half of the year. This was coupled with a strong pricing environment; the sustained high level of activity is also partly a reflection of industry infrastructure improvements in areas of the WCSB that previously were only accessible during the winter season.

     With the sale of our international drilling assets in 2005, Precision Drilling is now focused on the Canadian market.

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             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

16
Operations Review


     Precision's Canadian drilling rig fleet achieved 46,937 operating days in 2005, compared to 41,625 in 2004. Precision's overall operating utilization rate in 2005 was 56 percent compared to 50 percent in 2004. In the last quarter of 2005, rig demand reached unprecedented levels and as a result we achieved record drilling days for the fourth quarter - 14,350 - surpassing the previous record of 13,983 days set in 1997.

     Industry wide, there were a record 770 drilling rigs in the WCSB at the end of 2005 and a total of 100 additional rigs are estimated to come on stream over the next 18 months.

     Precision's strategy is to have the best, most modern fleet in the oilfield services sector and to work closely with our customers to ensure that they have the rigs that meet their exploration and development requirements.

     In late 2005, Precision announced a record level of investment with a capital budget estimate for 2006 of $285 million, of which $165 million is growth oriented and includes construction of 19 new drilling rigs over a 15-month period through to early 2007. This will further strengthen the breadth of our rig fleet - from shallow through to deep drilling. Precision had already secured long-term contracts for 17 of these rigs prior to announcing the capital expansion program.

     Of these 19 rigs, two will be 1,200-metre Super Single(R) Lights, nine will be 4,000-metre diesel electric triples, and eight will be the 3,000-metre Super Single(R). The versatility of the Super Single(R) is unmatched in the industry and its relatively small footprint gives Precision a distinct competitive advantage in the 2,500- to 3,000-metre well markets while allowing us to be competitive in the shallower markets.

2006 OUTLOOK

     The strong market momentum we witnessed in the second half of 2005 is expected to carry through well into 2006. Currently, the industry has a significant inventory of wells with no rigs assigned to them. We are also seeing a shift by our customers to deeper gas drilling of 3,000- to 4,000-metre depths, which is very service intensive for exploration, development and completion activity. Precision is well positioned to thrive in this very active and changing environment and we expect this to lead to another successful year.

     There are, however, some limiting factors in the oilfield services industry as a whole, including the growing supply of rigs, a highly competitive recruitment market and seasonal manpower shortages. Precision is anticipating and managing these challenges. We are adding rigs based on confirmed customer demand and continuing to build strong, positive relationships with our customers. Our recruitment and ongoing personnel programs are designed to attract and retain employees through competitive compensation and training programs. In spite of these factors, we have managed extremely well and expect further progress going forward.

     We will never cease focusing on building the strongest possible safety culture within Precision by ensuring the best equipment, the best working environment and the best operating practices. In 2006, senior management plans to spend even more time in the field talking to crews about safety in order to take our safety performance to the next level of excellence.

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                                                             OPERATIONS REVIEW



LRG CATERING, A DIVISION

OVERVIEW

LRG CATERING (LRG) IS THE SECOND LARGEST PROVIDER of camp and catering services to the oil and natural gas industry in western Canada. LRG provides food and accommodation to personnel working at the well site, typically in remote locations. LRG has 92 conventional and base camps, representing about 20 percent of the camp and catering business in western Canada.

     LRG's traditional five to six unit camps can lodge 20 field employees and feed up to 50 workers daily. Base camp modules can be expanded to feed and accommodate larger groups of workers when required.

     LRG is based in Edmonton, Alberta and shares a facility with Columbia Oilfield Supply.

2005 PERFORMANCE

     LRG achieved record results in 2005 during a year when the high activity levels created shortages in oilfield accommodation.

     The demand on service companies to support the expanded rig fleets in western Canada has increased the number of field employees, and the demand for accommodation. Customers responded by utilizing camps in areas where crews would normally have used hotels for accommodation. By the fourth quarter of 2005, LRG was running at full capacity as customers started to secure equipment for the winter.

2006 OUTLOOK

     LRG anticipates that demand for camp and catering services will remain strong in 2006 due to the expected continued growth in well count and drilling rigs. Assuming an ongoing shortage of hotel accommodation, LRG sees significant opportunity for the camp and catering industry in 2006. In response, LRG plans to increase its fleet in 2006 to 102 camps by adding 10 new camps.

                                                          [PHOTOGRAPH OMITTED]

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             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

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Operations Review


ROSTEL INDUSTRIES, A DIVISION

OVERVIEW

ROSTEL INDUSTRIES' (ROSTEL) CORE BUSINESS is the manufacture and refurbishment of custom drilling rig and service rig components. This uniquely positions Precision with in-house rig manufacturing capability.

     In addition to quality construction and repair services, Rostel sustains high plant utilization by providing specialized services, including inspection and certification of critical drilling components such as overhead equipment, well control equipment and handling tools. Rostel's expertise extends to having its own in-house engineering group as well as an equipment sales group that specializes in the distribution of mud pumps and other imported products.

     Rostel  has  enhanced  its  capabilities  through  shop  expansion,   new
computerized machining equipment and expanding its professional engineering group.

     Strategically, Rostel gives Precision the ability to set its own priorities in controlling the work performed on its equipment. Precision has direct control over scheduling and sets delivery objectives that meet customer requirements. Rostel designs and builds over 60 percent of the components for Precision's Super Single(R) drilling rigs. Rostel's operations are located in Calgary, Alberta.

2005 PERFORMANCE

     Rostel Industries gave Precision a competitive edge in 2005 by providing essential fabrication infrastructure at a time when the surging oil and gas sector in Alberta has created record demand at fabrication shops.

2006 OUTLOOK

     The booming fabrication sector in Alberta has resulted in a shortage of skilled trades people that began to have an impact on all fabricators in 2005. Rostel expects this trend to continue in the short-term and has factored these limitations into growth expectations for 2006.

[PHOTOGRAPH OMITTED]
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                                                             OPERATIONS REVIEW


COLUMBIA OILFIELD SUPPLY, A DIVISION

OVERVIEW

COLUMBIA OILFIELD SUPPLY (COLUMBIA) IS A GENERAL SUPPLY STORE that procures, packages and distributes large volumes of consumable oilfield supplies to the contract drilling and well servicing industry. Most of Columbia's activity supports divisions of Precision, making it an essential extension of the purchasing process.

     Columbia's key strengths are inventory management, demand anticipation and distribution excellence. Collectively, Precision and its customers benefit from Columbia's purchasing power, standardized product selection, streamlined business processes and coordinated distribution. Columbia's operations are based at its warehouse and distribution facility in Edmonton, Alberta.

     Strategically, Columbia gives Precision the ability to set its own service level priorities and to standardize the products used on its equipment. Precision has direct control over supply distribution to field destinations and this enhances its reliability in the execution of operations.

2005 PERFORMANCE

     Columbia's activity levels were high during 2005 as a result of increased utilization from both the drilling and well servicing divisions of Precision that was brought about by continued favourable commodity prices and strong rig demand.

2006 OUTLOOK

     Columbia's growth is closely integrated with Precision's drilling and well servicing operations. As a result, in 2006, we anticipate Columbia to benefit from the continuing demand for oilfield services.

                                                          [PHOTOGRAPH OMITTED]

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             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

20
Operations Review

                             [PHOTOGRAPH OMITTED]


COMPLETION AND PRODUCTION SERVICES

Completion services begin when the drilling ends and involves preparing the well for production of oil and natural gas. Workover services are provided at any time during the producing life of a well. Given the diversity of conditions encountered in western Canada, Precision's completion and production services are equally diverse. Precision has a fleet of 237 service rigs, 26 snubbing units and rental equipment to maintain or enhance well productivity.

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                                                             OPERATIONS REVIEW



PRECISION WELL SERVICING, A DIVISION

OVERVIEW

PRECISION WELL SERVICING (PWS) IS CANADA'S LARGEST SERVICE RIG CONTRACTOR, providing customers with a complete range of oil and natural gas well services
- completions, workovers, abandonments, well maintenance, high pressure and critical sour well work and re-entry preparation. Precision's service rig fleet completes all types of new wells and works over existing wells to optimize customers' oil and natural gas production.

     Well completions are performed to prepare a well for the production of oil or natural gas. Production or workovers include scheduled preventative maintenance of wells and timely response on breakdowns for optimizing performance of a customer's producing well. With the ever increasing inventory of wells being drilled, there is greater opportunity for production and completion work.

     In general terms, well completions account for one-third of service rig activity, and are dependent on drilling activity. Production work accounts for the remaining two-thirds of activity and is dependent on the total number of producing wells. In western Canada there are over 150,000 producing wells.

     Precision Well Servicing made a significant investment in the service rig business through a major acquisition in October 2000. Up to that time, the division had received little capital reinvestment and was generating substandard profitability. Precision saw this as an opportunity to provide customers with a new value proposition. To this end, PWS has executed a program to upgrade and standardize systems and equipment. The division is now halfway through a five-year plan and has replaced over 40 pump trucks, 70 five-ton equipment transporters, and 75 combination trailers, and converted over 60 rigs to freestanding units. Freestanding service rigs enable safer operations and improved efficiency. PWS's vision is to put forward a quality fleet that can generate premium pricing in the industry.

     Precision Well Servicing manages its fleet from four operating centres located in Grande Prairie, Red Deer and Lloydminster, Alberta and Estevan, Saskatchewan. These operating centres are supported by a Technical Centre situated in Red Deer. The 237 service rig operation consists of 65 skid double rigs and 172 mobile rigs, of which 111 are freestanding. The service rig fleet covers all oil and natural gas well depths by offering both single and double service rigs with excellent balance between mobile and skid designs. The composition of our fleet is ideally suited to the industry and PWS is well established in all of the core regional markets.

     In southeastern Alberta and Saskatchewan, where conventional oil and natural gas fields are reasonably mature, PWS uses primarily freestanding mobile rigs. The freestanding rig reduces customer costs by providing faster rig-up and rig-out and eliminates the use of anchors that can lead to

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             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

22
Operations Review



underground line strikes. The rigs provide an advantage on short production and completion jobs where the rig must be mobile.

     Precision's fleet of skid doubles and 60 percent of the mobile doubles are situated in British Columbia and central and northwestern Alberta where there is a larger concentration of deeper oil and natural gas wells. Mobile double rigs are similar to mobile singles except they can handle deeper and heavier work. However, a majority of the mobile double rigs are not freestanding as the additional weight to convert them would limit movement during restricted road use periods. Skid double rigs are ideal for deeper natural gas wells which require multi-zone completion or re-completion. This type of work usually has the service rig working for a greater length of time, therefore the rig does not need to be moved as often.

     A slant rig is capable of performing completion and production work on slant wells. In addition these rigs possess the versatility to perform as freestanding mobile singles. Precision Well Servicing's fleet of 15 slant rigs works primarily in the heavy oil fields of eastern Alberta.

2005 PERFORMANCE

     Precision Well Servicing had a very busy 2005 as customers tried to keep pace with record drilling activity. Unfavourable weather conditions dampened activity levels in the first half of the year, however, exceptional results were achieved in the last half of the year as activity levels rebounded. Demand picked up for both production maintenance and completions. With high commodity prices, customers re-worked wells with marginal production levels that had previously been shut in. Offsetting this was the lower demand for abandonment work, which is typically undertaken when the completions and production market softens.

     Activity for the service rig fleet rose one percent to 477,232 operating hours, compared to 472,008 hours in 2004. Notably, more rigs ran in the fourth quarter of 2005 than in the first quarter and the month of October was busier than January. This is indicative of the strengthening market conditions experienced during the fourth quarter of 2005 to exit the year.

     In 2005, Precision Well Servicing centralized its personnel department, basing it out of the Technical Centre. The efficiencies created by this reorganization increased the division's ability to respond quickly and effectively to manpower issues. PWS also introduced new recruiting initiatives, including an orientation session which introduces potential employees to industry practices. These initiatives proved to be timely as they allowed PWS to meet crewing requirements and achieve record activity levels in the fourth quarter.

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                                                             OPERATIONS REVIEW



2006 OUTLOOK

     Precision Well Servicing expects 2006 to be just as active as 2005, with industry demand and commodity pricing remaining strong. We anticipate that both completion and production work will increase during the year as customers try to increase production levels and focus on the backlog of completions.

     We will continue with our multi-year service rig upgrade program that reinforces our core capabilities and strengthens competitiveness in all regions of the WCSB.

     Due to current labour shortages of all skilled trades in Canada, retention of employees will continue to be critical to PWS in 2006. To help mitigate this, PWS has established a sixth man rotation to allow for continuous operations. This swinghand rotation allows crews to take their scheduled days off. We are also maintaining a pool of relief rig managers, which enhances the depth of experienced manpower. In addition, PWS has established an informal partnership with the Atlantic Petroleum Training College to hire graduates from their oilfield service classes.


LIVE WELL SERVICE, A DIVISION

OVERVIEW

LIVE WELL SERVICE (LIVE WELL) IS A LEADING PROVIDER of snubbing services for well completions and workovers in western Canada. Live Well's snubbing operations provide benefits to customers that enable increased well production rates and higher recoverable reserves. Snubbing operations are intended to reduce reservoir damage within a natural gas well. Snubbing is a procedure for moving tubing in and out of a wellbore while a well is under pressure.

     Live Well operates 26 snubbing units - 25 hydraulic rig-assist units and one freestanding unit - which represents approximately 30 percent of the industry's total fleet. The units are operated out of Nisku, Grande Prairie and Brooks, Alberta.

     Live Well's experience ranges from shallow natural gas to deep critical sour gas and has established a reputation as the industry leader in providing snubbing services for critical high pressure wells.

2005 PERFORMANCE

     Although drilling and other oilfield services were more active in 2005, the utilization of snubbing units remained constant as compared to the prior year. Live Well and the industry faced manpower shortages and was further challenged by evolving operating practices.

     The shortage of experienced personnel is hindering growth in the snubbing business. In response, Live Well has actively managed relief crew levels, has promoted from within and most notably is in the process of developing an in-house training program complete with a test training well to simulate operating conditions.

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24
Operations Review



     Live Well broadened its fleet by developing and introducing its first freestanding unit which incorporates some of the technology developed for the Super Single(R) rigs. This unit does not require a service rig to be on the well location. It is designed to be self-sufficient with automated tubular handling and numerous control features to further enhance safe, cost effective snubbing operations.

2006 OUTLOOK

     Live Well expects demand for its services to grow in 2006 as natural gas exploration activity increases and as industry recommended practices are modified.

     In 2006, Live Well will focus on recruitment and training of crews to ensure it has the right crew levels to meet operating demand. This focus, combined with Live Well's upgrade of existing snubbing equipment, will enable the division to promote a safe working environment and sustain its role as a reliable and efficient provider of snubbing services.


PRECISION RENTALS, A DIVISION

OVERVIEW

PRECISION RENTALS IS ONE OF THE LARGEST oilfield rental companies in western Canada, providing a diverse range of equipment to oil and natural gas producers through a wide network of field offices and stocking points.

     Precision Rentals has become a leading provider of oilfield rental equipment by staying close to its customers and responding to their rapidly changing requirements. As a result, Precision Rentals has evolved considerably over the past several years, focusing its operations under the Precision Rentals brand, streamlining operations and broadening its service offering to better serve customer needs.

     The rental equipment offered by Precision Rentals covers a range of customer needs throughout the oil and natural gas drilling, completion and production process. Equipment is marketed through three product categories: surface equipment; tubulars and well control equipment; and wellsite accommodations.

     The surface equipment category is primarily associated with fluid handling and includes tanks, separators, invert systems, matting, valves and other tools.

     Tubulars and well control equipment are designed for unique well specifications. Tubular equipment is specialty-sized drill pipe; well control equipment includes blowout preventers and associated assemblies.

     Drilling operations can go around the clock until a well is finished, making wellsite accommodations a necessity. Referred to as a wellsite unit, Precision Rentals' accommodations provide offices and lodging for senior personnel. These units are built with heavy-duty skids to facilitate frequent moves.

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                                                             OPERATIONS REVIEW



2005 PERFORMANCE

     Precision Rentals had a record year in 2005 with strong demand, utilization and prices driven by the high level of exploration and production activity. This led to standby charges for highly sought after equipment. It was a particularly good year for wellsite accommodations due to a shortage of offsite accommodation.

     Precision Rentals implemented enterprise-wide software during the year to support its multi-product delivery strategy and to standardize and improve the way services are rendered. This initiative has streamlined pricing, equipment dispatch, delivery and tracking as well as transaction processing.

2006 OUTLOOK

     Precision Rentals expects demand for its product lines to remain high in 2006 and will continue to focus on customer relationships and equipment offerings. The operating specifications for the procurement of new equipment and refurbishment initiatives will be established through personnel situated at the Technical Centre in Nisku, Alberta. Demand for wellsite accommodations is expected to remain high, in line with drilling activity.

     Precision Rentals is working to strengthen service delivery and product mix with a view to optimize utilization.

                                                          [PHOTOGRAPH OMITTED]

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             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

26



The Precision Advantage


For Precision, becoming Canada's leading oil?eld services provider has involved a deliberate focus on developing and enhancing competitive advantages that position us in the marketplace. On the following pages we illustrate these advantages and our attractiveness as an investment.


                             [PHOTOGRAPH OMITTED]

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                            [PHOTOGRAPH OMITTED]

                       At     our     pre-employment     rig
                       orientation, we simulate many aspects
                       of  drilling  that an  employee  will
                       experience   -   from   drill   floor
                       activities to evacuation procedures.


PRECISION'S SAFETY CULTURE is second to none in the Canadian oilfield services industry. Over the past decade, we have initiated and promoted a Target Zero culture throughout the entire organization with a goal of zero injuries. We believe this mandate supports us in many ways, from recruiting to insurance. More importantly, we are committed to provide the safest environment possible for our employees. It is the right thing to do.

                            [PHOTOGRAPH OMITTED]

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             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

28


PRECISION'S ABILITY TO EXECUTE and deliver efficient services to customers is critical to our continued success. One of the ways we achieve this is by applying the latest technology. The success of our in-house designed and built Super Single(R) and Super Single(R) Light rigs are a testament to our dedication to these efforts. The Super Single(R) platform is considered by many of our customers to be the most efficient land rig available.

                            [PHOTOGRAPHS OMITTED]

         With  stong   emphasis   on  employee
         retention, Precision has developed an
         experienced    workforce    that   is
         knowledgeable and efficient.

                  Precision  draws on its  expertise to
                  modify and design its equipment using
                  its  knowledge to make  eqipment that
                  is safer and more effective.

                         Precision   applies  tried  and  true
                         technology   and  proven   procedures
                         toensure reliaibility in the field.

                                     This  new,   state-of-the-art   Super
                                     Single(R) Light  represents the ninth
                                     generation of this Precision-designed
                                     rig


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                                                                            29


                            [PHOTOGRAPHS OMITTED]

                 Precision employees bring extraordinarily diverse skills, from technical equipment operation and safety to customer relations and finance, all working in an environment of continuous improvement.


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             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

30



                            [PHOTOGRAPHS OMITTED]

         As drilling technology evolves, so do the adaptations to service rigs, such as this slant rig used on heavy oil wells.

                  Demand  for  drilling   rigs  in  2005  was
                  intense  and   Precision   is  building  19
                  additional rigs over the next 15 months to supplement its fleet of 230.

                                  Mobility   is  a  key   characteristic   of
                                  Precision's service rig fleet, allowing us to respond quickly to customer needs.


PRECISION OPERATES ITS CONTRACT DRILLING and completion and production segments through operating centres where all activities are coordinated. Integrated business systems enable us to track our inventory so that we know at any time where our equipment is located. Our operating centres are supported by three technical centres that manage fleet resources - from personnel and training to rig equipment.

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                                                                            31


                            [PHOTOGRAPH OMITTED]


PRECISION PROVIDES CUSTOMERS THE BENEFITS of size and reach - the size of our oilfield services fleet is substantial - 230 drilling rigs and 237 service rigs - representing the largest and most technically diverse fleet in Canada. We supplement our fleet with complementary and integrated services, with a resulting level of service that provides the customer with a complete package from the drilling rig through camp and catering support to production services. We operate across the Western Canada Sedimentary Basin, a 1.5 million square kilometre area that covers essentially all the on-shore crude oil and natural gas producing regions of Canada.

                                            [PHOTOGRAPH OMITTED]

                                   At Columbia Oilfield Supply, the knowledge of wellsite requirements is combined with an understanding of integrated warehouse management and distribution systems.

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             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

32



                            [PHOTOGRAPH OMITTED]

                         Time is money in the drilling  business and
                         wells  that  are  not   producing  are  not
                         generating cash flow for our customers.  We
                         have   developed   internal   capacity  for
                         equipment    repair,    certification   and
                         maintenance to minimize downtime.

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                                                                            33


OUR PEOPLE HAVE BUILT STRONG, long-term relationships with our customers, working closely with them to develop and provide value-added services. We create value for our customers by delivering on the commitments we make. It all starts with our people.

                            [PHOTOGRAPHS OMITTED]

           Many of our employees have been with Precision for over twenty years.

                 Providing    accommodation    and   food
                 services is an important value-added service for customers.

                         Oilfield   working   conditions  can  be
                         challenging, but we make the living environment as comfortable as possible.

                                 Precision's  safety  mission is captured
                                 in  our  "Target  Zero"   vision.   It's
                                 people... it's personal.

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             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

34



Safety Management



WHEN IT COMES TO SAFETY, Precision wants to "make it personal". We want every employee to think about their personal safety on and off the job starting with driving to the job site safely, working safely through the day's activities and returning home safely.

     Equally, we want every employee to think about the safety of their co-workers, as well as the safety of our contractors and customers.

     For Precision, safety is all about our people - our people taking ownership for their own safety, and making the safety of the people around them their primary concern. As a leader in the Canadian oilfield services industry, Precision believes that each of our employees can be a safety leader on the job. Safety is an absolute core value that all of our employees strive to apply to every aspect of their job, every single day.

TARGETING ZERO

     We are building our safety culture on the strong foundation of our all-encompassing Target Zero vision where "zero injuries" is the only acceptable goal.

     Target Zero is a vision that says our workplace and organization can be free from injuries, equipment damage and environmental impact.

     Our focus on Target Zero is making an impact. Since 2002, employees of the Precision Drilling division have reduced their Total Recordable Injury Frequency (TRIF) by over 40 percent. TRIF is an industry standard measure of safety performance. It measures the number of work related injuries that require a certain level of medical treatment per 200,000 hours worked, including lost time injuries, restricted work and medical treatments. A total of 228 drilling and service rigs stayed recordable incident free in 2005 as did 83 camps, 15 snubbing units and eight shop facilities. These statistics prove that our vision is achievable and inspire us to passionately pursue Target Zero.

     However, 2005 also provided sad reminders that we still have work to do. Tragically, we lost three of our colleagues in 2005: one following an explosion at a rig site near Brooks, Alberta; a second at a third party warehouse in Edson, Alberta; and the third in a pedestrian incident in Red Deer, Alberta. All of these incidents motivate us to improve our ability to anticipate and reduce risks.


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                                                                            35
                                                             SAFETY MANAGEMENT


SAFETY IN NUMBERS

     The old saying "there's safety in numbers" is certainly true when it comes to safety in the workplace. Our first line of defence against workplace injuries begins with a strong emphasis on safety and communication.

     Our approach to safety starts with safety meetings - daily, monthly and quarterly, to deal with the challenges and improvement opportunities in the workplace. These include meetings with the visible presence of Precision's senior management addressing safety at rig sites and other locations. These include team meetings before a drilling rig crew starts a job. These are informal one-on-one meetings between an individual employee and their supervisor.

     In 2005, Precision's employees - primarily at field locations - held 182,000 safety meetings. It's an impressive number by anyone's standards.

     Typically, one of these safety meetings will involve a five or six man rig crew getting together before conducting a job to discuss the risks involved in the operation and the procedures required to execute the job safely. Every safety meeting is documented, reported and tracked so that our Health, Safety and Environment (HSE) department can monitor performance and identify safety challenges and opportunities for improvement.

     Precision's senior management regularly visit field locations to meet front line workers to discuss safety issues. These visits demonstrate senior management's commitment to safety and provide an opportunity for field personnel to communicate their safety achievements, goals and challenges in achieving Target Zero. "Safety Stand-Down Week" is an industry initiative established by the Canadian Petroleum Safety Council, a practice that Precision had been conducting for several years. This initiative has become entrenched and at Precision has been extended over the first two months of the year to reach a greater number of employees. In 2005, senior management facilitated "Safety Stand-Down" sessions with over 2,700 employees.

CREATING SAFETY LEADERS

     Precision provides training programs to build employee awareness about health, safety and the environment and its Target Zero corporate culture. In order to reach as many people as possible, we hold courses at our training centres and in the field that cover a wide range of topics including observation and communication, driver training, hazard identification and control, and environmental awareness.


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36
SAFETY MANAGEMENT



     Our statistics show that over 90 percent of all recordable injury incidents directly relate to the behaviour of people. That is why Precision introduced its unique Observation and Communication Workshop. A key component of the Target Zero vision, the course is designed to prevent incidents by improving employee observation and communication skills regarding safety at the job site.

     The workshop teaches employees how to monitor their own safety behaviour as well as that of their co-workers. Employees also learn how to communicate the safety issues they observe through positive, open and respectful dialogue with fellow employees and through formal reports, which allow Precision's HSE professionals to track, report and recommend improvements. The ultimate goal of the Observation and Communication Workshop is to provide employees with effective tools for recognizing and effectively responding to hazards. A major goal of the workshop is to show every employee how to become an individual leader in safe work practices by:

     o leading by example;

     o never accepting that losses "just happen";

     o continually focusing on identifying and reducing risk;

     o recognizing, intervening and correcting unsafe behaviour;

     o clearly communicating health, safety and environmental goals, expectations and intentions to everyone; and

     o fostering a workplace culture where people feel comfortable and compelled to stop and assess a job if it appears unsafe.

     Observation and Communication Workshops have proven to be very effective in helping to reduce injuries. In 2005 alone, Precision recorded 90,000 observations by employees - pro-active measures, for Precision to identify and correct "at-risk" behaviour.

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                                                                            37
                                                             SAFETY MANAGEMENT


BACK TO BASICS

     Precision is focused on getting "back to basics", which means building upon core elements within our HSE management system. This will be accomplished by: improving safety management, training and communication; ensuring that senior management spend even more time in the field talking to crews about safety; improving the sharing of HSE information across the organization and within industry; and furthering our work with customers to develop new safety initiatives. In communicating our "back to basics" theme, we are telling our employees that we want them to:

     o take safety ownership through active participation;

     o observe and communicate, reinforcing safe work and correcting at-risk activities;

     o understand the task and know when to step back;

     o arrive at the job site fit for work;

     o work closely with third-party services, ensuring that everyone understands the roles and responsibilities of each person on site;

     o drive to survive by wearing seat belts, reducing speed to fit road conditions and staying alert; and

     o enforce - with no deviation - all critical safe work procedures.

     The core message of "back to basics" is that people are our priority and that safety is a 24/7 responsibility of everyone who works for and with Precision.

                                                          [PHOTOGRAPH OMITTED]

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             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

36


Environmental Management


PRECISION HAS DEVELOPED A COMPREHENSIVE environmental management system which monitors compliance with environmental standards. Environmental impact occurs in the field where Precision employees operate equipment, travel and often stay in remote camps. Precision has established standards of environmental management to ensure that damage to the environment is minimized.

     Precision's investment in environmental  management begins with equipment
design  and  upgrade,   where   modifications  are  made  with   environmental
considerations in mind. For example:

     o rigs are designed to create a smaller footprint to minimize ground disturbance;

     o engine upgrades are made to improve fuel efficiency, reduce emissions and suppress noise;

     o equipment is designed to contain fluids in spill trays under line pipes, in catch pans under the rig floor, in surface tanks rather than sumps and in catch trays on all pumps; and

     o operating support centres have secondary containment for above ground storage compartments and environmental spill response equipment and supplies for clean up procedures.

     In  the  event  an  environmental   incident  occurs,   it  is  reported,
investigated, remediated and analyzed to enable the continual improvement process.

     Our investment in environmental management is ongoing, with a focus towards:

     o improving our environmental management system;

     o providing education to crews and supervisors;

     o conducting environmental compliance audits;

     o maintaining a high level of housekeeping standards on our equipment;

     o performing  environmental review during management visits to the field;
       and

     o ensuring  environmental   incidents  are  reported,   investigated  and
       remediated.

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                                                           Community Relations



PRECISION BELIEVES IN CREATING A POSITIVE IMPACT in the community by developing partnerships with our employees and the communities in which we work and live. We are committed to giving back to our communities by supporting a variety of charitable organizations with an emphasis on those charities that are important to our employees and customers.

     In 2005, our donations program fulfilled close to 65 percent of requests received from our employees, customers, local communities, and registered charitable organizations. These requests fell into six categories, including health and welfare, education and literacy, arts and culture, civic and community, environmental, and sports and recreation. In order to provide ongoing support, certain donations are made over a three to five year period, including those to organizations such as the Shock Trauma Air Rescue Society (STARS) and the Alberta Children's Hospital Foundation. Precision also participates in local United Way campaigns and through our "Gifts-in-Kind" program, we assist not-for-profit organizations with furniture and computer needs.

     Precision is also proud to sponsor a number of events throughout the year that provide proceeds to charitable organizations as well as various events which raise funds for cultural and environmental conservation groups.

     In addition to the support provided by Precision, our employees and their families are equally committed to the communities in which they live and work. This commitment includes volunteering for local charities, participating in events supporting medical and wellness research, local arts programs and coaching youth sports teams.

     Precision also recognizes the value of a post-secondary education by supporting children of employees through its Employees' Dependent Scholarship Program. Scholarships are awarded to applicants pursuing studies at universities and colleges in technical or arts facilities who demonstrate superior academic performance, work experience and community leadership. Precision also contributes to scholarships at the Southern Alberta Institute of Technology in Calgary, Alberta and Grant McEwan Community College in Edmonton, Alberta.

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                            TRUSTEES AND DIRECTORS
                            [PHOTOGRAPHS OMITTED]



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                                                        TRUSTEES AND DIRECTORS

W.C. (MICKEY) DUNN(2)(3) Calgary, Alberta
Director

Mr. Dunn is the Chairman of the Board for True Energy Trust, a founding shareholder and director of Rentcash Inc. and a director of Vero Energy Inc. Previously, Mr. Dunn was President and Chief Executive Officer of Cardium Service and Supply Limited, Cardium Tool Services Inc. and Colorado Silica Sands Inc. He has been a Director of Precision since September 1992.

BRIAN A. FELESKY, CM, Q.C. Calgary, Alberta
Director

Mr. Felesky is a partner at Felesky Flynn LLP, a law firm specializing in tax and trust law. Mr. Felesky is a Vice-Chair, Canada West Foundation, a member of the Senate of Athol Murray College of Notre Dame, a member of the Board of Governors for the Council for Canadian Unity, a Board member of the Calgary Stampede Foundation and the Calgary Arts Development Authority. Mr. Felesky also serves on the Board of Suncor Energy, Inc., Epcor Power LP and Fairquest Energy Limited. He has been a Director of Precision Drilling Corporation since December 1, 2005.

ROBERT J.S. GIBSON(1)(3) Calgary, Alberta
Trustee and Director

Mr. Gibson has been President of a private investment firm, Stuart & Company Limited, since 1973 and is also Managing Director of Alsten Holdings Ltd. He has been a Director of Precision since June 1996.

PATRICK M. MURRAY(1) Dallas, Texas
Trustee and Director

Mr. Murray is Chairman and CEO of Dresser Inc., a member of the American Petroleum Institute, and the Society of Petroleum Engineers, a member of the Board of the World Affairs Council of Greater Dallas, the Valve Manufacturers Association, the Petroleum Equipment Supplier Association and a director of Houston-based Harvest Natural Resources, Inc. He has been a director of Precision since July 2002.

FREDERICK W. PHEASEY(2)(3) Edmonton, Alberta
Director

Mr. Pheasey is the founder and continues as a director of Dreco Energy Services Ltd., which was acquired by National Oilwell, Inc. in 1997. He served as Executive Vice President and a director of National Oilwell, Inc. from 1997 to 2004 and continued to serve on the Board of National Oilwell, Inc. to May 2005. Mr. Pheasey has been a Director of Precision since July 2002.

ROBERT L. PHILLIPS(2)(3) Vancouver, British Columbia
Director

A member of Precision's Board of Directors since May 2004, Mr. Phillips was most recently President and Chief Executive Officer of BCR Group of Companies from 2001 to 2004. Previously, he was Executive Vice President at MacMillan Bloedel Limited (1999 - 2001), President and Chief Executive Officer of PTI Group Inc. (1998 - 1999) and President and Chief Executive Officer of Dreco Energy Services Ltd. (1994 - 1998). Mr. Phillips also serves on the Board of several major Canadian corporations including Epcor Utilities Inc., Canadian Western Bank and MacDonald, Dettwiler and Associates Ltd.

HANK B. SWARTOUT Calgary, Alberta
Chairman, CEO and Director

Mr. Swartout currently holds the position of Chairman and Chief Executive Officer of Precision Drilling Corporation. For the period from 1985 through
2005, Mr. Swartout held the position of Chairman, President and Chief Executive Officer of Precision Drilling Corporation. Previously, he held positions as Manager of Bawden Western Oceanic Offshore, Vice President of Rig Design and Construction for Dreco, and Manager of Construction for Nabors Drilling Canada.

H. GARTH WIGGINS(1) Calgary, Alberta
Trustee and Director

Mr. Wiggins has been the President of a private investment firm, Kamloops Money Management, since 1993. He is also currently a Principal at Kenway, Mack, Slusarchuk, Stewart Chartered Accountants. Previously, he was Vice President Finance and Chief Financial Officer of Tri Link Resources Ltd. and a partner of Farvolden, Wiggins, Balderston Chartered Accountants. He has been a Director of Precision since September 1997.

(1) Audit Committee Member
(2) Compensation Committee Member
(3) Corporate Governance and Nominating Committee Member

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

42

Corporate Governance



Precision has recently updated its corporate governance policies and procedures to reflect the conversion of our business to an income trust structure. Precision Drilling Trust (the "Trust") was created by a declaration of trust dated as of September 22, 2005 and is governed by a board of trustees comprised of three members. The board of trustees has delegated a number of its duties to Precision Drilling Corporation (the "Corporation"), who is the administrator of the Trust. The Corporation is governed by a board of eight directors and managed by our executive management team. Our investors hold units of the Trust or, if eligible to do so, Class B Limited Partnership Units of Precision Drilling Limited Partnership ("PDLP"), a subsidiary of the Trust, whose units are the economic equivalent of, and exchangeable on a one-for-one basis into, units of the Trust. Holders of units of the Trust and PDLP are herein referred to as "Unitholders".

     Our corporate governance practices meet the requirements of National Instrument 58-101 - Disclosure of Corporate Governance Practices, National Policy 58-201 - Corporate Governance Guidelines, the relevant provisions of the United States Sarbanes-Oxley Act of 2002 and the United States Securities and Exchange Commission regulations. The units of the Trust are listed for trading on the Toronto Stock Exchange and the New York Stock Exchange. A complete description of our corporate governance practices is set out in the Proxy Statement and Management Information Circular of the Trust dated March 15, 2006 (the "Circular") under the heading "Statement of Corporate Governance Practices". The Circular is available on SEDAR at www.sedar.com and on our website at www.precisiondrilling.com.

INDEPENDENCE OF THE TRUSTEES AND DIRECTORS

     On the recommendation of the Corporation's Corporate Governance and Nominating Committee, the board of directors has affirmatively determined that six of the eight directors are independent. Independent directors have no direct or indirect material relationship with the Trust or the Corporation within the meaning of Multilateral Instrument 52-110 Audit Committees. Hank B. Swartout, the Chief Executive Officer of the Corporation and the Chairman of the board of directors, is not independent because of his executive office. Brian A. Felesky is not independent because he is a partner at Felesky Flynn LLP, a law firm that provides tax advice to the Trust and the Corporation. The independent directors have concluded that Messrs. Swartout and Felesky's lack of independence does not impair the board of directors' ability to function independently of management. Rather, Mr. Swartout's extensive knowledge of the Corporation's business, and Mr. Felesky's broad business experience and in-depth knowledge of tax laws, are of significant benefit to the operation of the Corporation's board of directors.

     The  mandates of the board of  trustees  and the board of  directors  are
available  on  our  website  under  the  heading  "Corporate   Governance"  at
www.precisiondrilling.com and are attached as Schedule "A" to the Circular.

     The three original trustees will be nominated for election at the annual meeting of Unitholders on May 9, 2006. In addition, Unitholders will be asked to approve the appointment of the eight current directors to the board of directors of the Corporation and to appoint KPMG LLP as the Trust's auditors.

                        TURNING IN THE RIGHT DIRECTION

                                                                            43
                                                          CORPORATE GOVERNANCE


RESPONSIBILITIES OF THE BOARD OF TRUSTEES AND BOARD OF DIRECTORS

     The board of trustees and the board of directors are both comprised of experienced, proven leaders representing a diverse group of professions and a broad range of industries.

     The board of trustees has overall responsibility and authority to manage the Trust's investments. Effective November 7, 2005, the board of trustees delegated responsibility for the management and administration of the Trust's operational matters to the Corporation pursuant to an administration agreement between the Trust and the Corporation.

     In addition to ensuring that the Corporation discharges its obligations as administrator to the Trust, the board of directors is responsible for the stewardship of the business and affairs of the Corporation. As such, the board of directors has responsibility to oversee the conduct of the Corporation's business, provide direction to management and ensure that all major issues affecting the business and affairs of the Corporation are given proper consideration.

COMMUNICATIONS POLICY

     The board of directors has adopted a written communications policy which governs its communications with the media, continuous disclosure obligations to applicable securities commissions, and public reporting requirements to Unitholders and the investment community. Issues arising from the application of the communications policy are dealt with by a committee of the Corporation's executive officers consisting of Hank B. Swartout, the Chief Executive Officer, Doug J. Strong, the Chief Financial Officer, Gene C. Stahl, the President and Chief Operating Officer and Darren J. Ruhr, the Vice President, Corporate Services and Corporate Secretary.

COMMUNICATION WITH THE BOARD OF DIRECTORS

     Unitholders and other interested parties may communicate with the board of directors by contacting the Vice President, Corporate Services and Corporate Secretary at the head office of the Corporation. All communications received will be reviewed and delivered to the appropriate members of the board of directors, including the Chairman of the board and the chairmen of applicable committees. The process for communicating with the board of directors is set out on our website at www.precisiondrilling.com.

BUSINESS CONDUCT AND ETHICS

     The board of directors has adopted a Code of Business Conduct and Ethics (the "Code") expressing the fundamental principles that guide the directors in their deliberations and shape the Corporation's business activities. The Code applies to directors, members of our executive management team and all of our employees. The Code incorporates our guiding principles: upholding the law, honouring trust, objectivity, confidentiality, integrity and corporate and individual responsibility. The Code also creates a frame of reference for dealing with sensitive and complex issues and provides for accountability if our standards of conduct are not met. Our executive officers have acknowledged that they have read, understood and will abide by the Code. The text of the Code can be found under the heading "Corporate Governance" on our website at www.precisiondrilling.com.

     The board of trustees has adopted the principles set out in the Code of Business Conduct and Ethics of the Corporation and is currently in the process of working with the board of directors of the Corporation to adopt a Joint Code of Business Conduct and Ethics, which would apply to the activities of the Trust, PDLP and the Corporation.

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

44

CORPORATE GOVERNANCE



WHISTLEBLOWER POLICIES

     The Corporation's Audit Committee has established procedures for the confidential receipt and handling of complaints regarding accounting and auditing irregularities and breaches of the Code including the establishment of a "Whistleblower Hotline", which can be accessed anonymously through the internet, by email or voicemail. Additional information about the Whistleblower Hotline and the confidential or anonymous submission of complaints can be found on our website at www.precisiondrilling.com.


COMMITTEES OF THE BOARD OF DIRECTORS

     To assist it in discharging its responsibilities more effectively, the board of directors has established three committees: the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee. Each committee is comprised of independent directors. From time to time, the board of directors also creates special or ad hoc committees to address matters of importance to the Corporation.

     The members of the Audit Committee are Patrick M. Murray (Chairman), H. Garth Wiggins and Robert J.S. Gibson. The Audit Committee held six meetings in 2005.

     The members of the Corporate Governance and Nominating Committee are Robert J.S. Gibson (Chairman), W.C. (Mickey) Dunn, Frederick W. Pheasey and Robert L. Phillips. The Corporate Governance and Nominating Committee held five meetings in 2005.

     The members of the Compensation Committee are Frederick W. Pheasey (Chairman), W.C. (Mickey) Dunn and Robert L. Phillips. The Compensation Committee held six meetings in 2005.

     In 2005, the board of directors formed a Special Committee of independent directors to consider and advise the board of directors on the reorganization of the business of the Corporation into an income trust. The members of the Special Committee were H. Garth Wiggins (Chairman), W.C. (Mickey) Dunn, Frederick W. Pheasey, Robert J.S. Gibson, Patrick M. Murray and Robert L. Phillips. The Special Committee held three meetings in 2005.

     The full  text of each  committee's  Charter  and Terms of  Reference  is
available  under  the  heading  "Corporate   Governance"  on  our  website  at
www.precisiondrilling.com.

COMPENSATION OF TRUSTEES AND DIRECTORS

     The Corporation's Compensation Committee periodically reviews the adequacy and form of compensation for trustees and directors. The board of directors considers the commitment, comparative fees, responsibilities and potential liabilities of directors and trustees in determining remuneration. In fiscal 2005 the trustees were paid an annual retainer of US$1,432 for the period commencing on November 7, 2005 and ending on December 31, 2005, and fees of US$1,000 per meeting for attendance in person and US$500 for attendance by telephone.

     The Corporation's directors were paid an annual retainer of US$16,000 in 2005 and fees of US$1,000 per meeting for attendance in person and US$500 per meeting for attendance by telephone. The Chairmen of the Compensation Committee and the Corporate Governance and Nominating Committee were paid an additional annual retainer of US$5,000 and the Chairman of the Audit Committee was paid an annual retainer of US$10,000. Members of the Audit Committee receive fees of US$2,000 per meeting for attendance in person and US$500 for attendance by telephone for all meetings of the Audit Committee. The Corporation appoints an independent director to serve as Lead Director each quarter and during that quarter the individual appointed receives an additional payment of US$2,000 per meeting. Trustees and directors who are required to travel more than three hours by air to attend meetings are paid a travel allowance of US$1,000 in addition to their travel expenses.

                        TURNING IN THE RIGHT DIRECTION

                                                                            45
                                                          CORPORATE GOVERNANCE


2005 MEETING ATTENDANCE AND COMPENSATION

                               Board    Committee    Board       Committee     Chair    Special     Travel        Expenses
                            Meetings     Meetings     Fees(2)        Board  Retainer  Committee  Allowance   Total    Paid(1)
Director                    Attended(1)  Attended(1)   US$    Retainer US$       US$        US$        US$     US$    CDN$
-----------------------------------------------------------------------------------------------------------------------------
W.C. (Mickey) Dunn(6)          11/12        14/14   24,000          16,000         -     17,184          -  57,184   3,888

Brian A. Felesky, CM, Q.C.(4)    1/1            -    1,000           1,333         -          -          -   2,333       -

Robert J.S. Gibson(7)          12/12        14/14   29,500          16,000     5,000     17,184          -  67,684   1,139

Patrick M. Murray(8)           12/12          9/9   30,500          16,000    10,000     17,184     15,000  88,684  37,405

Frederick W. Pheasey(9)        11/12        13/14   22,500          16,000     5,000     17,184          -  60,684   9,538

Robert L. Phillips(10)         12/12        14/14   25,000          16,000         -     17,184          -  58,184  14,670

Hank B. Swartout(5)            12/12            -        -               -         -          -          -       -       -

H. Garth Wiggins(11)           12/12          9/9   36,500          16,000         -     21,480          -  73,980      95
=============================================================================================================================

NOTES:

(1)  ATTENDANCE IN PERSON OR BY TELEPHONE.

(2) INCLUDES LEAD DIRECTOR FEES, ATTENDANCE AT STRATEGIC PLANNING MEETINGS AND ATTENDANCE AT MEETINGS HELD WITH MANAGEMENT ON BEHALF OF THE BOARD.

(3) EXPENSES THAT ARE INCURRED BY EACH DIRECTOR RELATED TO BOARD OR COMMITTEE MEETING ATTENDANCE ARE REIMBURSED.

(4) MR. FELESKY WAS APPOINTED AS A DIRECTOR ON DECEMBER 1, 2005 AND ATTENDED 1/1 BOARD MEETING.

(5) MR. SWARTOUT IS A MEMBER OF MANAGEMENT, THEREFORE DOES NOT RECEIVE RETAINER OR MEETING FEES.

(6) MR. DUNN IS A MEMBER OF THE COMPENSATION COMMITTEE, CORPORATE GOVERNANCE AND NOMINATING COMMITTEE AND SPECIAL COMMITTEE.

(7) MR. GIBSON IS A MEMBER OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE, AUDIT COMMITTEE, SPECIAL COMMITTEE AND IS A TRUSTEE.

(8) MR. MURRAY IS A MEMBER OF THE AUDIT COMMITTEE, SPECIAL COMMITTEE AND IS A TRUSTEE.

(9) MR. PHEASEY IS A MEMBER OF THE COMPENSATION COMMITTEE, CORPORATE GOVERNANCE AND NOMINATING COMMITTEE AND SPECIAL COMMITTEE.

(10) MR. PHILLIPS IS A MEMBER OF THE COMPENSATION COMMITTEE, CORPORATE GOVERNANCE AND NOMINATING COMMITTEE AND SPECIAL COMMITTEE.

(11) MR. WIGGINS IS A MEMBER OF THE AUDIT COMMITTEE, SPECIAL COMMITTEE AND IS A TRUSTEE.


2006 FEES

     As  part  of  its  periodic  review  of  compensation,  the  Compensation
Committee has recommended, and the board of directors and the board of trustees have each approved, the following fees in Canadian funds for 2006:

     Director's Annual Retainer                                          $30,000
     Audit Committee Chair - Annual Retainer                             $12,500
     Compensation Committee Chair - Annual Retainer                       $6,250
     Corporate Governance & Nominating Committee Chair - Annual Retainer  $6,250
     Audit Committee Meeting Fee                                          $2,500
     Other Committees and Board Meeting Fees                              $1,250
     Lead Director Fee (per quarter)                                      $2,500

     Trustee's Annual Retainer                                           $10,000
     Trustee's Meeting Fees                                               $1,250

     The fees set out above are to be paid quarterly in arrears commencing on March 31, 2006. The Lead Director appointed during a fiscal quarter is paid normal meeting fees for attendance at any meetings of Committees of the board.

     The Compensation Committee is responsible for reviewing the compensation of the Corporation's executive management team and setting compensation policies applicable to the Corporation. For more information, please refer to the "Report on Executive Compensation" contained in the Circular.

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

46
CORPORATE GOVERNANCE



UNIT OWNERSHIP GUIDELINES

     The Compensation Committee has recommended and the board of trustees and the board of directors have approved unit ownership guidelines applicable to the trustees, directors, executive officers and management. Pursuant to the guidelines, directors and trustees are requested to hold units of the Trust or PDLP equivalent to four times the amount of their respective annual retainers; the Chief Executive Officer, President, Chief Financial Officer and each of the Vice Presidents are expected to hold units of the Trust or PDLP equivalent to five times their respective base salaries; and the next reporting level of senior employees are expected to hold units of the Trust or PDLP worth three times their respective base salaries. The Compensation Committee has recommended that individuals reach these ownership guidelines within five years.

TRUSTEES AND DIRECTORS HOLDINGS

                                    Units of Precision         Class B Limited Partnership
                                     Drilling Trust(1)                    Units of PDLP(1)
---------------------------------------------------------------------------------------------
W.C. (Mickey) Dunn                          15,600                                     Nil
Brian A. Felesky, CM, Q.C.                   1,400                                     Nil
Robert J.S. Gibson                          63,200(2)                                  Nil
Patrick M. Murray                           40,000                                     Nil
Frederick W. Pheasey                        44,000                                     Nil
Robert L. Phillips                           5,000(3)                                  Nil
Hank B. Swartout                         1,413,579(4)                              829,788(5)
H. Garth Wiggins                             21,100                                    Nil
=============================================================================================

NOTES:

(1)  AS AT FEBRUARY 28, 2006.

(2) 8,000 OF THE UNITS ARE HELD BY STUART & COMPANY LIMITED, A COMPANY CONTROLLED BY MR. GIBSON AND 10,000 UNITS ARE HELD IN A RRSP.

(3) 2,000 OF THE UNITS ARE HELD BY R.L. PHILLIPS INVESTMENTS INC., A COMPANY CONTROLLED BY MR. PHILLIPS.

(4) INCLUDES 10,541 UNITS HELD IN A REGISTERED RETIREMENT PLAN BELONGING TO MR. SWARTOUT.

(5) THE UNITS ARE HELD BY 1201112 ALBERTA LTD., A COMPANY CONTROLLED BY MR. SWARTOUT.

                        TURNING IN THE RIGHT DIRECTION

                                          Management's Discussion and Analysis



The Management's Discussion and Analysis, prepared as at March 7, 2006, focuses on key statistics from the Consolidated Financial Statements, and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all-inclusive, as it excludes changes that may occur in general economic, political and environmental conditions. Additionally, other elements may or may not occur which could affect Precision Drilling Trust (the "Trust" or "Precision") in the future. In order to obtain the best overall perspective, this discussion should be read in conjunction with the material contained in other parts of this annual report, including the "Cautionary Statement Regarding Forward-looking Information and Statements" on page 2, the audited Consolidated Financial
Statements and the related notes. The effects on the Consolidated Financial Statements arising from differences in generally accepted accounting principles (GAAP) between Canada and the United States are described in Note 16 to the Consolidated Financial Statements. Additional information relating to the Trust, including the Annual Information Form, has been filed with SEDAR and is available at www.sedar.com.

     With the conversion of the continuing assets and businesses of Precision Drilling Corporation to an income trust on November 7, 2005 pursuant to a plan of arrangement, the Trust, as the successor in interest to Precision Drilling Corporation, has been accounted for as a continuity of interest. Commencing with the year ended December 31, 2005 and the comparables for the quarterly and annual periods for the years ended December 31, 2004 and 2003, the consolidated financial statements of the Trust reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Precision Drilling Corporation.

HIGHLIGHTS

(STATED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER UNIT/SHARE AMOUNTS, WHICH ARE PRESENTED ON A DILUTED BASIS)

                                                INCREASE                        Increase
YEARS ENDED DECEMBER 31,                2005  (DECREASE)  % CHANGE       2004 (Decrease)  % Change      2003
-------------------------------------------------------------------------------------------------------------
Revenue                            1,269,179     240,691        23  1,028,488    113,318        12   915,170

Operating earnings(1)                465,378     134,065        40    331,313     78,864        31   252,449

Earnings from continuing operations  220,848      32,717        17    188,131     43,983        31   144,148

Discontinued operations            1,409,715   1,350,442     2,278     59,273     22,947        63    36,326

Net earnings                       1,630,563   1,383,159       559    247,404     66,930        37   180,474

Earnings per unit/share from
     continuing operations              1.76        0.15         9       1.61       0.30        23      1.31

Net earnings per unit/share            13.00       10.89       516       2.11       0.48        29      1.63

Cash flow from continuing operations 203,101    (84,720)      (29)    287,821     86,900        43   200,921

Net capital spending from
     continuing operations           140,077      26,180        23    113,897     29,039        34    84,858

Distributions to unitholders          70,510      70,510       N/A          -          -         -         -

Distributions per unit                  0.56        0.56       N/A          -          -         -         -
=============================================================================================================

(1) OPERATING EARNINGS IS NOT A RECOGNIZED MEASURE UNDER CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP). MANAGEMENT BELIEVES THAT IN ADDITION TO NET EARNINGS, OPERATING EARNINGS IS A USEFUL SUPPLEMENTAL MEASURE AS IT PROVIDES AN INDICATION OF THE RESULTS GENERATED BY THE TRUST'S PRINCIPAL BUSINESS ACTIVITIES PRIOR TO CONSIDERATION OF HOW THOSE ACTIVITIES ARE FINANCED OR HOW THE RESULTS ARE TAXED. INVESTORS SHOULD BE CAUTIONED, HOWEVER, THAT OPERATING EARNINGS SHOULD NOT BE CONSTRUED AS AN ALTERNATIVE TO NET EARNINGS DETERMINED IN ACCORDANCE WITH GAAP AS AN INDICATOR OF PRECISION'S PERFORMANCE. PRECISION'S METHOD OF CALCULATING OPERATING EARNINGS MAY DIFFER FROM OTHER ENTITIES AND, ACCORDINGLY,
     OPERATING  EARNINGS  MAY NOT BE  COMPARABLE  TO  MEASURES  USED BY  OTHER
     ENTITIES.

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

48
MANAGEMENT'S DISCUSSION AND ANALYSIS


FINANCIAL POSITION AND RATIOS

(STATED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT RATIOS)

Years ended December 31,                                           2005             2004              2003
-------------------------------------------------------------------------------------------------------------
Working capital                                             $   152,754      $   557,311       $   248,994

Working capital ratio                                               1.4              2.5               1.6

Long-term debt(1)                                           $    96,838      $   718,850       $   399,386

Total assets                                                $ 1,718,882      $ 3,852,049       $ 2,932,030

Long-term debt to long-term debt plus equity(1)                    0.08             0.24              0.19

Long-term debt to cash flow from continuing operations(1)           0.5              2.5               2.0

Interest coverage(2)                                               15.9              7.2               7.4
==============================================================================

(1) EXCLUDES CURRENT PORTION OF LONG-TERM DEBT WHICH IS INCLUDED IN WORKING CAPITAL.
(2)  OPERATING EARNINGS DIVIDED BY NET INTEREST EXPENSE.


     The year 2005 was a period of significant change at Precision. In the second quarter, Precision entered into an agreement to sell its Energy Services and International Contract Drilling divisions to Weatherford International Ltd. ("Weatherford"). This transaction closed on August 31, 2005. As well, Precision sold its industrial plant maintenance business, carried on by CEDA, on September 13, 2005. In conjunction with funding from the above transactions, Precision repaid its outstanding debentures on October 17, 2005.

     On November 7, 2005 Precision completed its conversion into an income trust pursuant to a plan of arrangement. As part of this conversion, Precision made a special cash payment of $844 million and transferred almost 26 million shares of Weatherford valued at $2.0 billion to shareholders. The resulting reduction to retained earnings was $2.9 billion.

     Underlying all this change, the continuing Canadian business operations, our foundation, enjoyed a banner year. The continued world demand for crude oil and the related high commodity prices in combination with record high North American natural gas prices, manifested itself into a record 24,805 wells being drilled in the Western Canada Sedimentary Basin ("WCSB"). Precision was able to leverage off this demand through improved pricing, higher equipment utilization and effective cost control, resulting in a $134 million or 40 percent increase in operating earnings from 2004 to 2005. This strong performance followed a $79 million or 31 percent increase in operating earnings from 2003 to 2004.

     Despite record setting business fundamentals in 2005, earnings from continuing operations before income taxes amounted to $293 million for an increase of just one percent over the prior year. Results for 2005 were reduced by one time items in the amount of $72 million for the premium paid on early bond redemption, $71 million for the loss on disposal of the short-term investment related to the 68-day holding period on the 26 million Weatherford shares and $18 million in reorganization costs associated with the conversion to an income trust. With the income trust conversion on November 7, 2005 subsequent earnings have benefited from a lower tax rate as the trust structure has the effect of shifting the income tax burden to unitholders.

     The strategic decision to dispose of Energy Services and International Contract Drilling as well as CEDA has had a significant impact on Precision. First, it resulted in a gain on disposal of $1.3 billion within 2005 discontinued earnings. Second, Precision's underlying total asset base as at December 31, 2005 contracted by 55 percent from $3.9 billion in 2004 to $1.7 billion in 2005. Third, Precision's employee workforce was reduced from approximately 12,000 in more than 25 countries to 6,500 employees in one country, Canada.

     Consistent with the new business footprint, Precision appointed an experienced management team at the executive and functional corporate level to effectively manage the business as it moves forward. The new management team was appointed from within the continuing business divisions, with transition leadership provided by the founding Chairman and Chief Executive Officer of Precision, Mr. Hank Swartout.

                        TURNING IN THE RIGHT DIRECTION

                                                                            49
                                          MANAGEMENT'S DISCUSSION AND ANALYSIS


     With the conversion to an income trust, Precision moved from a cash retention business model to a cash flow-through model with the adoption of a policy to make regular monthly cash distributions to unitholders. Precision is a mature organization that operates in a cyclical industry with sharp seasonal swings in revenue levels. The actual cash flow available for distribution to unitholders is a function of numerous factors including financial performance, debt covenants and obligations, working capital requirements as well as maintenance and expansion capital expenditure requirements for the purchase of property, plant and equipment. The capital resources available to Precision as at December 31, 2005 are strong, with positive working capital of $153 million and long-term debt of $97 million drawn on the $550 million syndicated loan facility.

     The Canadian business platform has always been the foundation of Precision. With the contraction in scope to our business roots, our operational focus is set on Canada. Strategically, Precision expects to maintain and build upon our core group of people, augment the services we provide our customers, passionately pursue our Target Zero safety vision and continue to grow and be profitable. Precision has set its sights on the market place, with a view to participate in market growth throughout North America and with a longer term objective to consolidate higher cost, less efficient competitors.

SUMMARY OF INCOME STATEMENT

(STATED IN THOUSANDS OF CANADIAN DOLLARS)

Years ended December 31,                                           2005             2004              2003
----------------------------------------------------------------------------------------------------------
Operating earnings (loss)

         Contract Drilling Services                        $    404,385     $    282,315      $    218,012

         Completion and Production Services                     121,643           77,074            48,706

         Corporate and Other                                   (60,650)         (28,076)          (14,269)
----------------------------------------------------------------------------------------------------------

                                                                465,378          331,313           252,449

Interest, net                                                    29,270           46,280            34,066

Premium on redemption of bonds                                   71,885                -                 -

Loss on disposal of short-term investments                       70,992                -                 -

Gain on disposal of investments                                       -          (4,899)           (1,493)
----------------------------------------------------------------------------------------------------------

Earnings from continuing operations before income taxes         293,231          289,932           219,876

Income taxes                                                     72,383          101,801            75,728
----------------------------------------------------------------------------------------------------------

Earnings from continuing operations                             220,848          188,131           144,148

Discontinued operations                                       1,409,715           59,273            36,326

Net earnings                                               $  1,630,563     $    247,404      $    180,474
==========================================================================================================

ECONOMIC DRIVERS OF THE GLOBAL OILFIELD SERVICES BUSINESS

     In Canada, the economics of an oilfield service company align with global and regional fundamentals as described in the paragraphs that follow. Important regional drivers for the oilfield service business in Canada include the underlying hydrocarbon make-up of the WCSB and the existence of an established, competitive and efficient oilfield service infrastructure. Increasingly, natural gas production is driving economics within the WCSB as approximately 75 percent of new well completions in 2005 were targeted towards natural gas. In general terms, drilling activity in the WCSB is split between the provinces with 75 percent in Alberta, 15 percent in British Columbia and the remaining 10 percent in Saskatchewan. At present, the activity levels in northern Canada and areas east are relatively low. Areas in Canada's north hold significant promise for the future as pipeline and local community relations are established. The Canadian oilfield service industry dates back to the 1940s and has given Canada the means to develop its reserves to meet domestic consumption and to provide large export capacity, primarily to the United States.

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

50
MANAGEMENT'S DISCUSSION AND ANALYSIS



     The hydrocarbon structure of the WCSB is world class in its diversity. Conventional sources of oil and natural gas reservoirs exist at a variety of depths which are comparatively shallow by global standards. These conventional sources are accompanied by more costly and challenging reservoirs associated with oil sands, heavy oil, coal bed methane or natural gas in coal and tight natural gas in deeper formations. These sources of energy border with the largest consumer of hydrocarbons in the world, the United States.

     Crude oil and natural gas are the primary sources of energy in the world. As history has proven, it takes decades if not centuries to displace energy sources. As a result, hydrocarbon production will remain critical to the world's energy needs for the foreseeable future, with demand forecasted by many to continue to increase, as illustrated below.

     The provision of these commodities to the consuming public involves a number of players, each of which take on different risks in the process of exploring for, producing, refining and distributing hydrocarbons and associated refined by-products. Exploration and production companies assume the risk of finding hydrocarbons in pools of sufficient size to economically develop and produce reserves. The economics of exploration and production is dictated by the current and expected future margin between the cost to find and develop hydrocarbons and the price at which those products can be sold. The wider the margin, the more incentive there is to undertake the activities involved in the process of exploration and development.

              WORLD MARKETED ENERGY USED BY FUEL TYPE, 1970-2020
                        [GRAPHIC OMITTED - LINE CHART]

     These activities include acquiring access to prospective lands, shooting seismic to detect the presence of hydrocarbon-bearing structures, drilling wells and measuring the characteristics of subsurface geological formations. Exploration and production companies hire oilfield service companies to perform the majority of these services. The revenue for an oilfield service company is part of an exploration and production company's finding and development costs.

     Providing these oilfield services incorporates three main elements: people, technology and equipment. Attracting, training and retaining qualified employees is the single biggest challenge for a service company. Exploration and production activities are taking place in an ever increasing variety of surface and subsurface conditions. Developing technology and building equipment that can withstand increasing physical challenges and operate more efficiently is required to maintain and improve the economics of crude oil and natural gas production. The primary economic risks assumed by oilfield service companies are the volatility of activity levels that translate into utilization rates for its investment in people, technology and equipment, and cost control to maximize the margins earned.

     The economics of a service company are thus largely driven by the current and expected price of crude oil and natural gas, which are determined by the supply and demand for these commodities. Since crude oil can be transported relatively easily, it is priced in a worldwide market, which is influenced by a wide array of economic and political factors. Natural gas is priced in more local markets due to the requirement to transport this gaseous product in pressurized pipelines, although this is changing slowly with the emergence of liquefied natural gas ("LNG"). North America will need to compete on a global basis to secure access to LNG supplies as demand in other parts of the world continues to rise.

                        TURNING IN THE RIGHT DIRECTION

                                                                            51
                                          MANAGEMENT'S DISCUSSION AND ANALYSIS



                  WTI OIL AND U.S. WELLHEAD NATURAL GAS PRICE
                        [GRAPHIC OMITTED - LINE CHART]


      Although, as illustrated, crude oil and natural gas prices have historically been quite volatile, the upward trend since 2002 has endured and resulted in very high commodity price levels to exit 2005. Certainly, weather was a factor in the Gulf of Mexico this past hurricane season, as Katrina and others caused tremendous damage to production infrastructure and caused a spike in commodity pricing during September 2005. These events highlight the narrow tolerance and lack of surplus capacity to compensate for oil or natural gas production that may suddenly go off-line. The supply and demand balance is narrow and significant industry reinvestment is required to add and replace old infrastructure. Many industry observers believe that a new pricing floor is being set due to the pace of production decline in combination with demand growth projections. Clearly, hydrocarbons are a non-renewable resource that is more costly and difficult to discover and develop. West Texas Intermediate
(WTI) oil prices averaged US$56 per barrel during 2005, an increase of 37 percent over the 2004 average of US$41 per barrel. Oil prices continue to be affected by political instability in some OPEC member nations (Venezuela, Iraq, Nigeria and Iran) and from a strengthening world economy with energy demand growth particularly strong in China, India and Southeast Asia.

      Consistent with commentary over the past three years, North American natural gas prices are also being supported by strong fundamentals. North American Henry Hub natural gas prices surged 45 percent in 2005 averaging US$8.96 per mmbtu, an increase of US$2.78 per mmbtu over 2004. Demand for natural gas is increasing with economic growth while supply from relatively mature producing basins is continuing to gradually decline. The record North American drilling levels over the past three years have served to slow the decline in the production rate and this situation is not expected to change in the near future. High oil prices also serve to support natural gas prices as the economic benefits of switching between the two fuels is minimal. The graph at left demonstrates decline rates in natural gas production in Alberta.

           RAW NATURAL GAS PRODUCTION BY CONNECTION YEAR IN ALBERTA
                           [GRAPHIC OMITTED - CHART]

     The graph at the top of page 52 shows that the number of producing natural gas wells has dramatically increased over the past decade. This, coupled with the previous graph, which indicates natural gas production remains flat with high decline rates, suggests that more wells are required to be drilled in order to meet North American supply needs. This situation could be further magnified if the demand for natural gas continues to strengthen. The demand for crude oil and natural gas is forecast to increase over the next two decades.

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

52
MANAGEMENT'S DISCUSSION AND ANALYSIS


                  NUMBER OF PRODUCING WELLS IN WESTERN CANADA
                         [GRAPHIC OMITTED - BAR CHART]



     Over the last decade, customers in North America have shifted focus from crude oil and are pursuing alternatives such as natural gas, coal and nuclear power, looking for cleaner sources of energy. The parameters for natural gas, however, remain the strongest as it is a proven, environmentally efficient energy source with infrastructure in place. Other sources of natural gas such as coal bed methane will be required in western Canada to replace the production decline in sweet and sour natural gas wells in the WCSB.

     In spite of record drilling activity, production levels remain relatively flat. The trend in recent years is for customers to drill shallow gas wells within existing reservoirs to exploit reserves. This is supported by the fact that over 75 percent of the natural gas wells drilled in 2005 were shallow wells. The shallow wells are quick, easy finds with relatively rapid declines in production rate.

     Reserve to production ratios, which are an indication of how quickly reserves are depleting, are beginning to flatten after a period of decline starting in the 1990s. The end result of these trends is that drilling activity must stay the same or increase to allow current production levels to be maintained. This situation is leading producers to drill deeper resource plays to extend their natural gas reserve life index. Increasingly, industry is looking for the next big, prolific natural gas field. This situation bodes well for the oilfield service industry and Precision's contract drilling services segment, in particular, with respect to its overweighting in deep drilling rig capacity.

         CANADIAN WELL COMPLETIONS VS U.S. NATURAL GAS WELLHEAD PRICE
                         [GRAPHIC OMITTED - BAR CHART]

     The graph at left depicts the increase in natural gas completions over the past eleven years and its direct correlation to natural gas pricing. To begin 2006, we are experiencing the effects of having record amounts of natural gas in storage as we close out the winter heating season. Natural gas prices are falling because of the warmer weather that is being experienced throughout North America. It is important to consider that natural gas prices are still more than triple the US$2.00 per mmbtu average seen in the 1990s. We also have to be cognizant of the fact that there is a lead time to drill and tie-in new discoveries. Even with commodity price declines, it is questionable whether customers in the short term will slow down exploration and development given demand growth. Conversely, the lower natural gas prices will most likely lead to additional consumption.

                        TURNING IN THE RIGHT DIRECTION

                                                                            53
                                          MANAGEMENT'S DISCUSSION AND ANALYSIS



     Precision is the industry leader in Canada for providing a wide array of oilfield services. The Canadian industry is in a good position as the United States, the largest consumer of energy, is looking to Canadian production to help meet its energy needs. The worldwide demand for crude oil looks to be ever increasing. China, the world's second largest oil consumer, imports more than 40 percent of its needs. Additionally, India, the second most populated country and third largest consumer, currently imports 70 percent of its needs.

     In light of this, the supply of drilling rigs in Canada has steadily increased over the past 12 years to 770, an all-time high. Customer demand as measured by operating day utilization peaked at 71 percent in 1997 and has ranged between 38 percent and 60 percent since that time. Rig industry utilization was 60 percent for 2005. The recent higher utilization levels have caused the drilling contractors to add capacity. During the year, 50 drilling rigs were added and an additional 100 new rig builds are anticipated in the coming year, many of which are without long-term contracts. The bulk of these new builds are either telescopic doubles or coil tubing units. In the short-term, capacity is geared towards peak winter demand. In the long-term, it provides the capacity to drill more wells through better utilization during the remainder of a year. If commodity prices weaken for a prolonged period, the industry may have a large supply and demand imbalance. Clearly, the industry believes that the pace of drilling to sustain natural gas production for domestic Canadian use and export to the United States will keep equipment utilization strong.

     There were 50 new drilling rigs added to the Canadian industry fleet during 2005, a seven percent increase to the total. Of these additional rigs, 68 percent had a depth rating of less than 1,500 metres with new coiled tubing rigs leading the way with 21 and singles with 13. Customer demand to drill conventional natural gas and oil wells, in combination with improving commercialization of natural gas in coal, oil sands and tight natural gas formations are driving demand for rigs to record levels.

          NORTH AMERICAN LAND DRILLING RIGS ANNUAL AVERAGE RIG COUNT
                        [GRAPHIC OMITTED - LINE CHART]

     Just as natural gas is a North American commodity, drilling rigs are, although to a lesser degree, available to work in the Canadian and lower 48 United States markets. It is interesting to note that while the Canadian drilling rig count is at an all time high, the count in the United States is one third of the capacity that was in existence in the early 1980s, as illustrated in the graph at left.

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

54
MANAGEMENT'S DISCUSSION AND ANALYSIS



     PRECISION'S DEVELOPMENT IN THE OILFIELD SERVICES BUSINESS

     Precision began in western Canada as a land drilling contractor and our development has matched that of the WCSB. Initially founded in 1985 as Cypress Drilling Ltd., the business quickly grew from four drilling rigs to 19 with the reverse takeover in 1987 of Precision Drilling Ltd., a company formed in 1952. Over the following decade, a series of nine acquisitions expanded the Canadian drilling rig fleet to 200 as of May 1997 and established a 40 percent market share of industry rigs. Diversification into service rigs and snubbing operations came with the 1996 acquisition of EnServ Corporation. In the second half of the year 2000, Precision became fully vested in the Canadian service rig business as the CenAlta Energy Services Inc. acquisition created a combined fleet of 257 service rigs and a leading industry market share of 28 percent. The additional acquisition in 2000 of coil tubing drilling rigs and other shallow drilling rigs rounded out key milestones in our Canadian asset base growth.

     Precision's success is dependant on providing a complement of oilfield services that are cost effective to exploration and production companies, enabling them to find and develop hydrocarbon pools of sufficient size to economically produce. Precision prides itself on providing quality equipment operated by teams of highly experienced and well trained crews. In order to facilitate customer needs and to optimally manage our business, Precision is divided into two operating segments:

     Contract Drilling Services is comprised of:

     o Precision Drilling - 230 drilling rigs - 30 percent of industry

     o LRG Catering ("LRG") - 92 drilling camps - 20 percent of industry

     o Rostel Industries ("Rostel") - manufactures and refurbishes drilling rig components

     o Columbia Oilfield Supply ("Columbia") - centralized procurement, inventory and distribution of consumable supplies

     Completion and Production Services is comprised of:

     o Precision Well Servicing ("PWS") - 237 service rigs - 24 percent of industry

     o Live Well Servicing Ltd. ("Live Well") - 26 snubbing units - 30 percent of industry

     o Precision Rentals - 3,700 storage tanks, 8,000 joints of specialty drill pipe, 4,000 handling tools, 300 wellsite accommodation units - 15 percent of the industry

     The following graphs illustrate how the Contract Drilling Services segment and the Completion and Production Services segment have historically contributed to Precision's profitability and investment.

                REVENUE                 OPERATING EARNINGS
                    [GRAPHICS OMITTED -- LINE CHARTS]

                        TURNING IN THE RIGHT DIRECTION

                                                                            55
                                          MANAGEMENT'S DISCUSSION AND ANALYSIS



     Precision is tightly integrated in terms of operational management, safety, engineering, information technology, accounting and senior management. Each division has experienced asset growth and performs a lead market role within Canada. Communication is a skill that has been refined and ingrained in the operating culture. Precision works closely with customers to ensure their needs are being meet. The ability to successfully combine acquisitions through vertical integration within and between related ancillary business units has been developed over the past 20 years.

     While each division is at its own stage in the business life cycle, Precision Well Servicing in particular has matured the most over the past four years as it follows the proven Precision Drilling model. The remaining divisions are in the process of following suit. Accordingly, each division has developed critical equipment mass and employee depth. Precision has implemented and is further developing integrity-based systems that enable the business to be versatile in order to meet fundamental industry challenges while delivering better profit and safety performance.

     While safety and quality of service continue as our primary focus, close behind are our basic and simple methods of controlling costs in conjunction with revenue generation. Canada is a market that has allowed the segments to mature into an efficient and productive business model, but not without challenge. Due to the seasonal and economic cycles associated with our industry, our fixed support infrastructure is required to be lean with elasticity to expand direct variable costs to meet high equipment demand periods and conversely, to shrink with drops in utilization. Fixed cost support infrastructure relates to salaried office personnel and systems while variable costs typically relate to employees that work directly with equipment on the job, in the field. The variable, hourly paid field employees work and are paid when associated equipment is generating revenue.

     The supply of experienced people yields profit leverage for oilfield service companies, not just the "iron". Employee retention and seasonal cycles remain manpower challenges for the industry. The already tight supply for people is being further challenged by the number of rigs being added to the industry along with the expansion of newly formed oilfield service companies. Despite the above, in the fourth quarter of 2005, Precision Drilling had only 15 of 230 rigs operating without a full crew complement. Precision has been cognizant of the need to hire, train and retain qualified field staff. In order to alleviate crew shortages there are centralized personnel groups to more effectively recruit and retain employees. In addition, we have pre-employment rig orientation training where in 2005 we put through 1,500 candidates, an increase of 43 percent over 2004.

     Precision has a balanced drilling rig offering, with particular strength in deep drilling. As customers turn to deeper wells to discover new reserves, Precision's 40 percent market share in rigs with a depth capacity greater than 3,600 meters is noteworthy. Drilling opportunities for tight natural gas in deeper reservoirs is a market where Precision has particular advantage, a market many expect to emerge in Canada.

                             CAPITAL EXPENDTURES
                    [GRAPHIC OMITTED -- LINE CHARTS]

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

56
MANAGEMENT'S DISCUSSION AND ANALYSIS



     The following provides a summary of Precision's drilling and service rig fleets:

PRECISION DRILLING

                                                 Precision Fleet                 Industry Fleet(2)
-------------------------------------------------------------------------------------------------------------
                             Maximum     Number       % of     Market          Number      % of
Type of Drilling Rig    Depth Rating    of Rigs      Total Share %(3)         of Rigs     Total  Change(4)
-------------------------------------------------------------------------------------------------------------
Single                        1,200m         17          7         14             124        16         13
Super Single(R)(1)            3,000m         21          9         88              24         3          0
Double                        3,000m         94         41         27             344        45         14
Light triple                  3,600m         44         19         39             114        15        (4)
Heavy Triple                  6,700m         43         19         40             107        14          6
Coiled tubing                 1,500m         11          5         19              57         7         21
-------------------------------------------------------------------------------------------------------------

Total fleet                                 230        100         30             770       100         50
=============================================================================================================

Notes:
(1) Super Single(R) excludes single rigs that do not have automated pipe handling systems, or do not have a self contained top drive, or cannot run range-3 drill pipe/casing.
(2) Source: Daily Oil Bulletin's Rig Locator Report as of January 4, 2006. Precision has allocated the industry rig fleet by rig type.
(3) Market share means Precision's rigs as a percentage of the industry's rigs.
(4)  Change in number of industry rigs as compared to prior year.

                             Maximum
Type of Drilling Rig    Depth Rating        2005           2004          2003           2002          2001
-------------------------------------------------------------------------------------------------------------
Single                        1,200m          17             16            18             17            16
Super Single(R)               3,000m          21             21            15             16            17
Double                        3,000m          94             95            96             96            99
Light triple                  3,600m          44             45            47             47            48
Heavy Triple                  6,700m          43             41            39             39            38
Coiled tubing                 1,500m          11             11            10             11            11
-------------------------------------------------------------------------------------------------------------
Total fleet                                  230            229           225            226           229
=============================================================================================================

PRECISION WELL SERVICING

Type of Service Rig                         2005           2004          2003           2002          2001
-------------------------------------------------------------------------------------------------------------
Freestanding mobile single                    88             86            75             50            23
Mobile single                                 17             19            30             56            95
Double                                        64             65            57             58            60
Freestanding mobile double                     8              9             6              6             5
Mobile double                                 44             42            46             45            48
Heavy double                                   1              2             9              9             9
Freestanding slant                            15             16            16             16            16
Swab                                           -              -             -              -             1
-------------------------------------------------------------------------------------------------------------
Total fleet                                  237            239           239            240           257
=============================================================================================================

                        TURNING IN THE RIGHT DIRECTION

                                                                            57
                                          MANAGEMENT'S DISCUSSION AND ANALYSIS



RESULTS OF OPERATIONS

CONTRACT DRILLING SERVICES SEGMENT
(STATED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE INDICATED)

                                                      % OF                      % of                  % of
YEARS ENDED DECEMBER 31,                 2005      REVENUE          2004     Revenue       2003    Revenue
-------------------------------------------------------------------------------------------------------------
Revenue                             $ 916,221                  $ 727,710              $ 663,619
Expenses:
         Operating                    448,930         49.0       382,886        52.6    379,842       57.2
         General and administrative    23,911          2.6        19,190         2.6     15,676        2.4
         Depreciation                  39,233          4.3        42,245         5.8     47,895        7.2
         Foreign exchange               (238)            -         1,074         0.2      2,194        0.3
-------------------------------------------------------------------------------------------------------------
Operating earnings                  $ 404,385         44.1     $ 282,315        38.8  $ 218,012       32.9
=============================================================================================================

                                                               % INCREASE            % Increase
                                                      2005      (DECREASE)     2004   (Decrease)      2003
-------------------------------------------------------------------------------------------------------------
Number of drilling rigs (end of year)                  230           0.4        229          1.8       225
Drilling operating days                             46,937          12.8     41,625         (1.5)   42,275
Drilling revenue per operating day ($/day)          18,034           9.3     16,494         11.5    14,792
Number of wells drilled                              7,766           3.2      7,525        (11.0)    8,451
Average days per well                                  6.0           9.1        5.5         10.0       5.0
Number of meters drilled (000s)                      8,901          11.0      8,021         (6.8)    8,604
Average meters per well                              1,146           7.5      1,066          4.7     1,018
=============================================================================================================

2005 COMPARED TO 2004

     THE CONTRACT DRILLING SERVICES SEGMENT generated record financial results in 2005 on the strength of unprecedented drilling activity in western Canada and improved pricing for related services. Revenue increased by $189 million or 26 percent over 2004 to $916 million while operating earnings increased by $122 million or 43 percent to $404 million. As a percentage of revenue, operating earnings increased to 44 percent in 2005 as compared to 39 percent in 2004. The margin increase was primarily attributable to pricing improvements.

     Operating expenses were lower as a percentage of revenue despite crew wage rate increases. These costs declined from 53 percent of revenue in 2004 to 49 percent in 2005, and on a per operating day basis, they have remained flat. Higher equipment utilization has lowered the daily cost associated with fixed operating cost components. Variable costs are controlled through extensive analysis and cost awareness. This combined with the ability to mitigate cost escalations through volume purchasing and relationships with suppliers further enhanced profitability.

     Oil and natural gas prices were the story of 2005. Economic conditions for energy continued to show significant improvement with crude oil and natural gas establishing record pricing. These commodity prices had Canada's oil and gas companies drilling a record 24,805 wells on a rig release basis, an increase of nine percent over 2004. In fact, new record well counts have been set for three successive years. As customers push to bring on-stream as much production as possible during these times, oilfield service firms benefit from this surge in spending. Precision, the largest oilfield service provider in Canada, was a direct benefactor.

     The Canadian drilling industry is subject to seasonality, with peak activity levels during winter months from November through to March. Typically during the latter half of March, weather conditions turn warmer to the point that thawing occurs and causes ground conditions to become too soft and unstable. These unstable ground conditions increase operating costs for customers and cause seasonal road bans to be temporarily imposed. This event can extend into June in certain areas, and is commonly referred to as "spring break-up". In some areas of the extreme

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             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

58
MANAGEMENT'S DISCUSSION AND ANALYSIS



north, where there is only winter access over ice bridges, this break-up period can span April through November. Timing for these northern rigs becomes critical for customers that need to migrate the equipment south to areas where summer drilling can occur.

     This rise in activity has been strengthening on a comparative quarterly basis year over year for the past three years. This demand has enabled the Contract Drilling Services segment to steadily increase revenue and underlying operating margins even though the overall fleet of equipment has increased just slightly.

     Drilling contractors in western Canada have increased the available rig count to a level that will require the industry to drill more than 20,000 wells, at an average of seven days per well, to keep annual operating day utilization above 50 percent. For 2006, indications are that drilling companies may add another 100 rigs, which will raise the well count threshold even higher.

     Capital expenditures for the Contract Drilling Services segment in 2005 were $107 million and included $54 million to grow and expand the underlying asset base and $53 million to sustain and upgrade existing equipment. The majority of the expansion capital expenditure was associated with new drilling rig construction.

     THE PRECISION DRILLING DIVISION has once again set new financial benchmarks for 2005. Revenue increased by $160 million or 23 percent over 2004 to $846 million. Just over half of this revenue growth was associated with increased activity and the remainder with increased rates. The division entered the year with great anticipation as rig demand exceeded rig availability by a wide margin. Then came the March melt down as warm weather in western Canada caused a somewhat premature end to the winter drilling season. Soon after, the June rains rolled in and thwarted thoughts of an exceptional second quarter. Disappointing activity results for the first half of the year were strictly weather related. These activity levels caused customer drilling programs to fall behind and created a backlog. As ground conditions dried in July, the impact of this pent-up demand led to an outstanding third and fourth quarter.

                          CONTRACT DRILLING SERVICES
                       [GRAPHIC OMITTED -- LINE CHART]

     Rig demand continued to build momentum through to the end of the year. Overall, the industry benefited from the pricing leverage established from strong third quarter activity. Accordingly, increased pricing was established in the fourth quarter for the winter drilling season. Rig shortages also created a large spot market of operators who did not have equipment booked for the winter, enabling the division to charge premium prices.

     Operating earnings in the Precision Drilling division increased by 46 percent due in part to the 13 percent increase in operating activity combined with the nine percent increase in revenue per operating day. Depreciation expense for the year was $11 million lower due to the effects of a change in the estimated life of rig assets to 5,000 utilization days from 4,150 in 2005. Precision Drilling was able to maintain its cost per operating day at its 2004 rate. Crew labour costs in 2005 were 52 percent of operating costs up two percent from 2004. The 2005 cost of drilling, maintenance and overhead on a per day basis was consistent with 2004. An important component of

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                                          MANAGEMENT'S DISCUSSION AND ANALYSIS



the success of the division is the degree to which the cost structures have been developed to be as variable as possible with activity levels. This flexibility has allowed the division to respond quickly to sudden changes in equipment utilization and produce superior returns in periods of high activity similar to 2005.

     THE PRECISION DRILLING DIVISION is slightly larger than it was in 2004. In the fourth quarter, two Super Single(R) Light rigs were added to the fleet and one rig was sold. The net addition is the start of Precision's strategy to organically expand through the addition of versatile rigs backed by long-term customer commitments. Precision Drilling commenced 19 new rig builds in 2005 and expects that all but two will be field ready in 2006. The division's rig fleet is expected to average 237 for 2006, exiting the year at 247 rigs.

     LRG CATERING DIVISION, has been sized to support Precision's drilling rig fleet and also had an outstanding year. LRG camp days increased over the prior year by 26 percent in 2005 leading to a revenue increase of 40 percent. The growing number of field personnel in the industry is putting overwhelming pressure on other accommodation sources, such as hotels. Customers compensated by utilizing camps in areas where crews would normally have returned to town for lodging. LRG operating expenses increased due to higher labour and grocery costs and these increases were more than offset by an increase in revenue rates. In terms of capital expenditures, LRG grew its fleet by adding five new six-unit camps.

     ROSTEL INDUSTRIES AND COLUMBIA OILFIELD SUPPLY DIVISIONS continue to provide valuable support for this segment and are best measured by the efficiencies and contributions made to Precision through cost savings. Rostel's core business is the manufacture and refurbishment of custom drilling and service rig components. Columbia is a general supply store that procures and distributes large volumes of consumable oilfield supplies for the Precision divisions. Columbia is an essential extension of the purchasing process that ensures all rigs are provided with timely and reliable running supplies to keep them operational. More importantly, Columbia allows operations in Precision to standardize product use and quality.

2004 COMPARED TO 2003

     THE CONTRACT DRILLING SERVICES SEGMENT generated increased financial results in 2004 due to an improvement in oil and natural gas commodity prices, which led to greater customer demand for all of the segment's oilfield services and the leverage to increase revenue rates. Operational execution and diligence allowed for the efficient delivery of services and control over the rate of operating and administrative cost escalations.

     The segment reported revenues of $728 million, $64 million more than 2003, an increase of 10 percent. These results were generated with an equipment fleet size that was relatively unchanged from the prior year. Revenue growth in 2004 was primarily attributable to revenue rate increases. Operating earnings increased by $64 million or 29 percent to $282 million. As a percentage of revenue, operating earnings increased to 39 percent in 2004 as compared to 33 percent in 2003. The margin increase was attributable to higher pricing even though operating day utilization for the drilling rig fleet was two percent lower in 2003. The second half of the year benefited from rising commodity prices enabling the segment to increase rates commencing in the fourth quarter. However, poor weather conditions in the third quarter hampered industry drilling activity.

     Operating expenses were lower as a percentage of revenue, improving to 53 percent in 2004 from 57 percent in 2003. The improvement is attributable to higher revenue rates partially offset by higher labour costs.

     Capital expenditures amounted to $75 million in 2004. This was comprised of $37 million in growth initiatives for the construction of new rigs and camps and was matched by $38 million in expenditures to sustain and upgrade existing equipment.

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             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

60
MANAGEMENT'S DISCUSSION AND ANALYSIS



     FOR THE PRECISION DRILLING DIVISION revenue increased by $55 million or nine percent over 2003 to $687 million. The majority of 2004 revenue was attributable to rate increases that flowed through to operating earnings as overall activity was very similar to 2003. In 2004 winter drilling revenue rates held firm through the second quarter. While adverse third quarter weather prevented some wells from being drilled, it did add to the backlog of work, strengthening spot market demand and enabling the division to put through an additional revenue rate increase to start the fourth quarter. Although industry activity in Canada was approximately five percent higher than 2003, the industry supply of additional drilling rigs hindered opportunities to gain higher utilization. Precision Drilling's rig fleet increased by four rigs in 2004, ending the year at 229 rigs. Operating costs were reasonably well contained with a six percent fourth quarter labour rate increase and static maintenance costs.

     LRG CATERING DIVISION experienced a seven percent increase in camp days and a 16 percent increase in revenue. Much of the rate increase was due to the impact of three new base camps commissioned in the fourth quarter.

COMPLETION AND PRODUCTION SERVICES SEGMENT
(STATED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE INDICATED)

                                                   % OF                       % of                    % of
YEARS ENDED DECEMBER 31,               2005     REVENUE          2004      Revenue        2003     Revenue
-------------------------------------------------------------------------------------------------------------
Revenue                           $ 369,667                 $ 313,386                 $263,218
Expenses:
         Operating                  209,657        56.7       196,113         62.6     176,295        67.0
         General and administrative  11,021         3.0        12,708          4.0      12,447         4.7
         Depreciation                27,402         7.4        27,508          8.8      25,720         9.8
         Foreign exchange              (56)           -          (17)            -          50           -
-------------------------------------------------------------------------------------------------------------
Operating earnings                $ 121,643        32.9     $  77,074         24.6   $  48,706        18.5
=============================================================================================================

                                             % INCREASE                % Increase               % Increase
                                       2005  (DECREASE)          2004   (Decrease)        2003  (Decrease)
-------------------------------------------------------------------------------------------------------------
Number of service rigs (end of year)    237       (0.8)           239            -         239           -

Service rig operating hours         477,232         1.1       472,008          7.4     439,519        12.1

Revenue per operating hour ($/hr.)      600        17.0           513         11.0         462         3.6
=============================================================================================================

2005 COMPARED TO 2004

     THE COMPLETION AND PRODUCTION SERVICES SEGMENT, also generated record financial results in 2005 on the strength of industry activity in western Canada and improved pricing for services. Revenue increased by $56 million or 18 percent over 2004 to $370 million while operating earnings increased by $45 million or 58 percent to $122 million. As a percentage of revenue, operating earnings increased to 33 percent in 2005 as compared to 25 percent in 2004. The margin increase is attributable to the enhanced operating performance of the service rig fleet as the division was able to increase rates throughout the year. Equipment demand has provided the ability to establish pricing levels that are based on possession rather than just usage.

     Operating expenses declined from 63 percent of revenue in 2004 to 57 percent in 2005 and, on a per operating hour basis, increased marginally due to higher labour costs. This segment continues to strengthen its systems and cost controls as it follows the proven model built around the drilling business. Analytical tools are extensively used as we continue to benefit from Precision's enterprise-wide information system. Centralization of personnel, accounting, purchasing, and equipment management has provided economies of scale and more effective deployment of the segment's resources.

     The segment is beginning to benefit from unprecedented industry activity in 2005 which set records for the number of wells completed and the number of producing wells in western Canada. The 24,805 wells rig released in

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                                          MANAGEMENT'S DISCUSSION AND ANALYSIS



2005 brings the total in the past three years to 69,365. This has put extreme pressure on equipment demands as customers were eager to increase their production levels to benefit from high commodity prices.

     The Completion and Production segment is also affected by the cyclical nature of the seasons. The first and fourth quarters are the most active as colder weather conditions allow for unrestricted movement of heavy equipment on county and provincial roads. The first quarter traditionally produces the highest utilization as customers are able to work northern areas only accessible at this time. However, the fourth quarter of 2005 produced exceptional results as customers caught up on the backlog of work deferred from the first half of the year. This resulted from an early "spring break-up" and an exceptionally wet second quarter.

                      COMPLETION AND PRODUCTION SERVICES
                       [GRAPHIC OMITTED -- LINE CHART]

     Service rig contractors in western Canada have kept the industry rig fleet count relatively constant over the past five years at a level of approximately 1,000 service rigs. Precision and the industry have adjusted to the shift in focus from oil to natural gas by customers. Recent growth in the WCSB has been associated with natural gas production which is beginning to increase demand for completion and production services providing additional opportunities for Precision's diverse service rig fleet.

     Surging oilfield activity in the drilling sector has created shortages in both equipment and manpower. The well documented manpower shortage continues to be a concern. Strong customer relationships, reliable equipment and a safe working environment are important aspects in employee recruitment and retention.

     The reinvestment in equipment over the last several years has helped to position the Completion and Production segment as an industry leader. Capital spending in 2005 amounted to $35 million, an increase of nine percent over 2004. This included expansion capital of $8 million for a freestanding snubbing unit, additional pump trucks, wellsite accommodations and storage tanks. Maintenance capital to sustain the existing asset base included replacement trucks for transporters, snubbing units and pump trucks as well as rental drill pipe, snubbing equipment and a facility upgrade in Grande Prairie, Alberta.

     THE PRECISION WELL SERVICING DIVISION has set a new financial benchmark in 2005. Revenue increased $44 million or 18 percent over 2004 to $286 million. A slight increase in activity combined with higher rates accounted for the increase. PWS achieved 55 percent utilization, a nominal improvement over the prior year. Activity levels were dampened in the first half of 2005 due to poor weather conditions, leading to a rebound in the latter half due to the backlog of work. By the end of the year activity levels had only exceeded the prior year by 5,224 operating hours or one percent. The opportunity to make up additional hours in the last half of the year was just a factor of calendar time as there was plenty of work available. Rig rates therefore were the major contributor to the increased revenue. Traditional winter pricing takes affect on October 1 and coupled with record fourth quarter activity in 2005, the division generated record quarterly results to exit the year. The influx of junior oil and gas companies created a spot market that allowed for stronger pricing.

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

62
MANAGEMENT'S DISCUSSION AND ANALYSIS



     Operating earnings for this division improved by $38 million resulting in a 79 percent improvement over the prior year, due mainly to price increases. In addition, operating costs were marginally higher year over year on a per operating hour basis due to higher labour costs. Cost efficiencies were achieved by consolidating operating centres in the latter part of the prior year.

     Capital expenditures in 2005 continued to emphasize the upgrading and standardization of equipment. This includes upgrades to rig carriers through new electronic engines and design changes to adapt axle configurations for lighter road weights. This design change allows for greater utilization during periods when restrictive road bans are in effect. The strategy is to optimize service availability to generate revenue without having to increase the size of the rig fleet. Today, approximately 60 percent of the service rig fleet is able to move year round.

     LIVE WELL'S activity decreased slightly in 2005. The demand for snubbing, while finishing strong, paused early in the year. Despite this, revenue increased by $4 million or 12 percent over 2004 to $32 million. The improvement was attributable to higher hourly operating and standby rates established in the last half of the year. Strong activity in the fourth quarter allowed Live Well to exit 2005 with strong utilization. Operating earnings increased by seven percent over the prior year due to price increases.

     Lower utilization was due, in part, to the industry's challenge to modify and improve recommended industry practices. Snubbing services are associated with producing natural gas wells and involves safety risks that can be greater than other oilfield services. Live Well is working with its industry partners and customers to bring about constructive change.

     In terms of capital expenditures, Live Well upgraded its fleet of hydraulic rig assist snubbing units through scheduled truck chassis replacement and introduced its first freestanding snubbing unit. This proprietary, automated design includes a pipe handling system that sets new standards for safety and efficiency.

     PRECISION RENTALS reported a revenue increase of $8 million or 19 percent over 2004 to $51 million. The increase is attributable to higher drilling activity which led to higher demand for rental equipment. This demand enabled the division to benefit from higher utilization and improved pricing for each of its three product categories: surface equipment; tubulars and well control equipment; and wellsite accommodations. This accretion was established in the fourth quarter, consistent with Precision's other divisions. Operating earnings increased by 37 percent over the prior year.

     The operation has been restructured and now consists of multiple operating centres strategically located in the WCSB. This new structure allows Precision Rentals to logistically manage all product categories from each location and is supported by a new enterprise-wide information system. This initiative has brought about improvements in service delivery, equipment standardization and a more structured pricing regime.

     In terms of capital expenditures, Precision Rentals continues to reinvest in each of its product categories to keep its equipment in premium condition and achieve the most efficient design available in the industry. The division expanded its wellsite accommodation fleet in 2005 by eight percent with the purchase of 24 units.

2004 COMPARED TO 2003

     THE COMPLETION AND PRODUCTION SEGMENT generated revenues of $313 million, which is $50 million or 19 percent higher than revenues of $263 million in 2003. Operating earnings increased by $28 million or 58 percent to $77 million. The increase in revenue is attributable to a balanced mix of rate increases and higher equipment utilization. The Precision Well Servicing division contributed 78 percent of the revenue increase. Operating expenses were lower as a percentage of revenue, showing an improvement from 67 percent of revenue in 2003 to 63 percent in 2004. Continued reinvestment as well as the streamlining of operations has enabled the Completion and Production segment to provide premium equipment and services to customers. Capital spending in 2004 amounted

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                                          MANAGEMENT'S DISCUSSION AND ANALYSIS



to $32 million and included expansion capital of $7 million for additional pump trucks, storage tanks and initial construction of a freestanding snubbing unit. Maintenance capital in the amount of $25 million was incurred to sustain the existing asset base through upgrades that included transporters, pump trucks, wellsite units, surface tanks and facilities.

     FOR THE PRECISION WELL SERVICING DIVISION, revenue increased $39 million or 19 percent over 2003 to $242 million. Service rig activity increased by 32,489 hours to 472,008 in 2004, for utilization of 54 percent. This higher demand enabled the division to increase average revenue per operating hour by 11 percent over the prior year. Although upstream drilling activity was marginally lower year over year, Precision's service rig division was able to increase revenue and began to capitalize on the commitment made toward the reinvestment in its people and equipment. Operating costs were marginally higher year over year on a per operating hour basis. The higher service rig activity provided better coverage of lower fixed overhead costs but not enough to offset higher major maintenance costs associated with equipment repair and certification. Precision's service rig fleet was unchanged in 2004 at 239 rigs, representing an industry market share of approximately 26 percent.

     LIVE WELL'S snubbing unit activity increased approximately 10 percent over 2003 as demand for snubbing continued to gain momentum in line with the industry's emphasis on natural gas production. Revenue increased $7 million or 33 percent over 2003 to $28 million. With the acquisition of two snubbing units in December 2003, the fleet size increased to 25 units. Operating earnings rose by 63 percent over 2003 due to the growth in fleet size and higher pricing.

     PRECISION RENTAL'S revenue increased $4 million or 10 percent over 2003 to $43 million. Operating earnings rose by 13 percent over 2003 despite a one percent decline in industry drilling activity. Precision Rentals was more profitable as a result of pricing improvements on a number of product categories. In 2004, the division began to realize benefits and synergies from the restructuring process to take advantage of a consolidated marketing group and the centralization of certain business functions.

OTHER ITEMS

2005 COMPARED TO 2004

     CORPORATE AND OTHER EXPENSES Corporate and other expenses increased by $33 million or 116 percent in 2005 as compared to 2004. Included in these expenses are $18 million in costs associated with the conversion to an income trust comprising a one-time severance payment of $13 million to a senior executive and $5 million in legal, accounting and advisory fees. Excluding those costs, corporate and other expenses increased by $15 million or 53 percent year over year of which $6 million is attributable to a reduction in foreign exchange gains and the remaining $9 million to severance and retention bonus payments, increased legal and advisory fees related to other internal reorganization activities, examining strategic and financing alternatives, and increased internal and external audit costs to comply with financial reporting requirements.

     INTEREST EXPENSE Net interest expense of $29 million declined by 37 percent in 2005 compared to 2004. This reduction is attributable to the repayment of the outstanding bonds (debentures) in October 2005 and from being in a surplus cash position, to the date of trust conversion, which generated $10 million in interest income.

     PREMIUM ON REDEMPTION OF BONDS In October 2005, the outstanding bonds were repaid, resulting in a charge of $72 million that was absent in 2004.

     LOSS ON DISPOSAL OF SHORT-TERM INVESTMENTS Precision received 26 million shares of Weatherford International Ltd. as part of the consideration for the disposal of the Energy Services and International Contract Drilling divisions. Substantially all of the shares were transferred to shareholders in conjunction with the November 7, 2005 plan of arrangement and a $71 million loss was incurred.

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

64
MANAGEMENT'S DISCUSSION AND ANALYSIS



     DISCONTINUED OPERATIONS During the third quarter of 2005, Precision completed two significant business divestitures. These businesses contributed $74 million in net earnings which have been included in discontinued operations. Combined with the gains on disposition in the amount of $1.3 billion, discontinued operations contributed net earnings of $1.4 billion towards the financial results in fiscal 2005.

     First, Precision disposed of its Energy Services and International Contract Drilling divisions to Weatherford, resulting in an after tax gain of $1.2 billion. Precision has recorded a $20 million receivable in conjunction with a working capital calculation pursuant to the agreement. This amount is subject to change depending on the outcome of ongoing discussions with the purchaser and could result in an adjustment to the proceeds on disposition. Management estimates that ultimate settlement of this issue will not have a material impact on the recorded gain on disposal of discontinued operations.

     Second, Precision disposed of the industrial services business carried on by CEDA for an after tax gain of $132 million.

     INCOME TAXES Precision's effective tax rate on earnings from continuing operations before income taxes was 25 percent in 2005 compared to 35 percent in 2004. The decrease in the tax rate is primarily a result of the conversion to an income trust in November 2005 which has the effect of shifting the income tax burden of the Trust to the unitholders. The Trust incurs taxes to the extent that there are federal large corporation and certain provincial capital taxes, as well as taxes on any taxable income, of its underlying subsidiaries, not distributed to unitholders. In addition, future income taxes arise from differences between the accounting and tax basis of the operating entities assets and liabilities.

2004 COMPARED TO 2003

     CORPORATE AND OTHER EXPENSES Corporate and other expenses increased by $14 million or 97 percent in 2004 as compared to 2003. These costs are primarily associated with the corporate executive, human resources, internal audit, information technology, treasury, tax, and financial reporting functions. Expenses increased in conjunction with the growth of the organization and with the complexities associated with Precision's former strategy to globalize its business. In addition, heightened regulatory requirements, in particular those associated with the Sarbanes-Oxley Act, have resulted in increased personnel requirements.

     INTEREST EXPENSE Net interest expense of $46 million increased by 36 percent in 2004 compared to 2003. Average net debt outstanding (borrowings less cash on hand) increased nine percent as acquisitions made in 2004 were partially financed by additional borrowings. The combination of the issuance of common shares and long-term debentures to finance acquisitions and strong cash flow from operations resulted in a change in the make up of Precision's net debt outstanding. In the first half of 2004, a portion of net debt took the form of short-term borrowings on its bank facilities at relatively low interest rates. These short-term borrowings were replaced with long-term debentures at higher interest rates. Interest expense was inflated by fees related to bridge financing facilities put in place in conjunction with acquisitions completed during the year.

     INCOME TAXES Precision's effective tax rate on earnings from continuing operations before income taxes was 35 percent in 2004 consistent with the rate of 34 percent experienced in 2003.

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                                          MANAGEMENT'S DISCUSSION AND ANALYSIS



LIQUIDITY AND CAPITAL RESOURCES

     In 2005, dispositions of the Energy Services and International Contract Drilling divisions and CEDA provided proceeds of $1.3 billion. Cash flow from operations was $203 million, while the exercise of share purchase options and increases in long-term debt and sources of funds through financing activities added $227 million. An additional $15 million was provided from the sale of Weatherford shares that were not distributed as part of the plan of arrangement. Precision incurred capital expenditures from continuing operations, net of dispositions of capital assets, of $140 million and capital spending for discontinued operations of $110 million. In conjunction with the CEDA disposition, Precision purchased all the outstanding shares of CASCA Electric Ltd. and CASCA Tech Inc. for $30 million. A total of $844 million was paid to shareholders as part of the plan of arrangement, while $704 million was used to repay the outstanding public debt. In addition, $43 million was used to repurchase and cancel the common shares held by dissenting shareholders and $64 million was used in settlement of share purchase options. On December 15, 2005, the initial monthly cash distribution of the Trust for November, 2005 in the amount of $34 million, was paid to unitholders.

     The Trust exited 2005 with a long-term debt to long-term debt plus equity ratio of eight percent and a ratio of long-term debt to cash flow from operations of 48 percent.

     In 2006, Precision expects cash provided by continuing operations, before an estimated use of funds in the amount of $200 million for working capital changes, to be approximately $550 million. Net capital expenditures are expected to be $285 million with $165 million directed towards organic growth initiatives to expand equipment fleets and the remaining $120 million towards sustaining and upgrading existing property, plant and equipment assets. There was bank indebtedness and long-term debt in the combined amount of $117 million at December 31, 2005. On the basis that the Trust sustains cash distributions at a monthly rate of $0.27 per unit throughout the year, total cash distributions in the amount of $407 million are expected to be paid to unitholders assuming an average of 125.5 million units outstanding during the year. Given these estimates and forecast amounts, Precision expects long-term debt to increase by approximately $340 million to exit 2006 with a balance close to $435 million. The application of funds towards the $200 million estimated change in working capital balances and a partial use of funds for growth-oriented capital expenditures is expected to weaken the long-term debt to long-term debt plus equity ratio from eight percent in 2005 to approximately 27 percent in 2006. There was working capital in the amount of $153 million on December 31, 2005 and Precision expects this amount to increase to approximately $350 million to exit 2006.

     Precision has a number of committed and uncommitted lines of credit available to finance its activities. The committed facilities consist of a $550 million three-year revolving unsecured credit facility with a syndicate led by a Canadian chartered bank. The facility matures in November 2008, and is extendible annually with the consent of lenders. The facility has three financial covenants which are tested quarterly: total liabilities to equity of less than 1:1, total debt to the trailing four quarters' cash flow of less than 2.75:1 and total distributions to unitholders of less than 100 percent of consolidated cash flow, as defined in the credit facility agreement. As at December 31, 2005, Precision was well within the financial covenant levels, and is expected to remain so for 2006. There was $97 million outstanding under the committed facilities at December 31, 2005. In addition to the committed facilities, Precision also has a number of uncommitted operating facilities which total approximately $66 million equivalent and are utilized for working capital management and the issuance of letters of credit.

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

66
MANAGEMENT'S DISCUSSION AND ANALYSIS



     The Corporation's contractual obligations are outlined in the following table:

                                                                   Payments Due by Period

(STATED IN THOUSANDS OF CANADIAN DOLLARS) TotalLess Than 1 Year   1 - 3 Years    4 - 5 Years After 5 Years
-------------------------------------------------------------------------------------------------------------
Long-term debt                           96,838               -        96,838              -            -
Operating leases                         27,900           7,362        10,167          7,334        3,037
-------------------------------------------------------------------------------------------------------------
Total contractual obligations           124,738           7,362       107,005          7,334         3,037
=============================================================================================================

OUTSTANDING UNIT/SHARE DATA

                                                            February 28      December 31       December 31
                                                                   2006             2005              2004
-------------------------------------------------------------------------------------------------------------
Trust units/common shares                                   124,352,921      124,352,921      121,580,424
Exchangeable LP units                                         1,108,382        1,108,382                -
Options to purchase common shares                                     -                -         6,695,120
=============================================================================================================

DISTRIBUTIONS

     Upon Precision's conversion to an income trust effective November 7, 2005, the Trust adopted a policy of making regular monthly cash distributions to unitholders. As previously disclosed in the Information Circular of Precision Drilling Corporation dated October 3, 2005, distributions may be reduced, increased or suspended entirely depending on the operations of Precision and the performance of its assets. The actual cash flow available for distribution to holders of Trust units and holders of Exchangeable LP units is a function of numerous factors, including the Trust's: financial performance; debt covenants and obligations; working capital requirements; maintenance and expansion capital expenditure requirements for the purchase of property, plant and equipment; and number of units outstanding.

     The Trust considers these factors on a monthly basis and made its first payment in December in the amount of $34 million at the rate of $0.27 for each outstanding unit including Exchangeable LP units. At December 31, 2005 there were 125,461,303 Trust and Exchangeable LP units outstanding. In December, a distribution of $0.27 per unit plus a special distribution of $0.022 per unit was declared by the Trust with a payment of $37 million being made on January 17, 2006.

     The declaration of trust, the governing document of Precision Drilling Trust, provides that, if necessary, on December 31 of each year, the Trust will make an additional amount payable such that the Trust will not be liable for ordinary income taxes for such year. Reference can be made to "Certain Canadian Federal Income Tax Considerations - Taxation of the Trust" on pages 46 to 47 of the Special Meeting Information Circular dated October 3, 2005.

                        TURNING IN THE RIGHT DIRECTION

                                                                            67
                                          MANAGEMENT'S DISCUSSION AND ANALYSIS



QUARTERLY FINANCIAL SUMMARY

(STATED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER UNIT/SHARE AMOUNTS, WHICH ARE PRESENTED ON A DILUTED
BASIS)

YEAR ENDED DECEMBER 31, 2005                            Q1          Q2          Q3          Q4        YEAR
-------------------------------------------------------------------------------------------------------------
Revenue                                            383,407     157,895     300,016     427,861   1,269,179
Operating earnings                                 153,020      24,505     111,956     175,897    465,378
Earnings from continuing operations                 88,281       9,308       2,382     120,877    220,848
         Per unit/share                               0.71        0.07        0.08        0.96        1.76
Net earnings                                       138,518      25,851   1,382,648      83,546  1,630,563
         Per unit/share                               1.11        0.21       11.00        0.66       13.00
Cash provided by (used in) continuing operations    91,762     117,722      42,359     (48,742)    203,101
=============================================================================================================

YEAR ENDED DECEMBER 31, 2004                       Q1            Q2           Q3            Q4        Year
-------------------------------------------------------------------------------------------------------------

Revenue                                            361,524     134,963     218,023     313,978  1,028,488
Operating earnings                                 131,570      24,065      61,799     113,879    331,313
Earnings from continuing operations                 80,427      10,127      36,995      60,582    188,131
         Per unit/share                               0.71        0.09        0.31        0.49        1.61
Net earnings                                       100,519      15,995      42,707      88,183    247,404
         Per unit/share                               0.89        0.14        0.36        0.71        2.11
Cash provided by continuing operations              48,657     186,709      21,536      30,919    287,821
=============================================================================================================

FOURTH QUARTER DISCUSSION

     Sustained high crude oil and natural gas prices generated a strong environment for the oilfield services business in Canada. The unusually wet spring and early summer caused many of the oil and natural gas customers to delay drilling programs. This, along with high customer cash flows set the stage for the extremely busy fourth quarter which had activity levels not normally seen until the middle of the winter season. This left customers with an abundance of wells to be drilled in order to meet production targets. This demand, coupled with the weather pattern that occurred in the fourth quarter of 2005 created an almost perfect scenario. Unseasonably warm weather temperatures and dry conditions were ideal after exiting an extremely wet second quarter. Customers were able to extend summer drilling programs and mitigate land expiry issues. It was also beneficial to customers who did not have rigs reserved for the winter and required windows to complete projects as rigs were delayed moving north.

     Contract Drilling Service's revenue of $308 million and operating earnings of $155 million increased by 36 percent and 57 percent in the fourth quarter of 2005 compared to the same period of 2004, respectively. Record fourth quarter activity and the impact of increased winter dayrates which took effect during the quarter were the primary reasons for this change. Rig demand in the quarter remained extremely strong and reached unprecedented levels.

     Completion and Production Service's revenue of $124 million and operating earnings of $51 million increased by 35 percent and 87 percent in the fourth quarter of 2005 compared to the same period of 2004, respectively. Precision Well Servicing also set new highs for activity and profitability in the fourth quarter. Completion work was abundant due to record drilling activity combined with pent-up demand from weather delays in the first half of the year.
Workover demand was high as customers scheduled wells for production maintenance to take advantage of strong commodity prices. Winter pricing took effect October 1, 2005. Live Well's snubbing revenues for the fourth quarter increased year over year even though activity decreased slightly as customers were reluctant to release the rig assist units into the market place and were charged standby fees. Precision Rentals had record revenue and operating earnings due to increased utilization and pricing on select product categories as a result of continued strong demand for equipment throughout the quarter.

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

68
MANAGEMENT'S DISCUSSION AND ANALYSIS



     Precision Drilling and Precision Well Servicing rig operations experienced an activity level increase of 19 percent and 11 percent with utilization of 68 percent and 65 percent in the quarter, respectively. The drilling rig fleet achieved 14,350 operating days in the fourth quarter of 2005 and the service rig fleet generated 142,122 operating hours. Continued favourable commodity prices and good weather conditions set the environment for these results. Traditional winter pricing rate increases were addressed to start the fourth quarter and benefited from an equipment supply/demand shortfall carried over from the third quarter. As a result, Precision Drilling was able to increase revenue per drilling rig operating day by an average of 12 percent during the fourth quarter and PWS was able to raise service rig rates per operating hour by 23 percent.

     Fourth quarter operating costs were lower as a percentage of revenue despite crew wage rate increases of approximately seven percent effective October 1, 2005. Operating expenses declined from 51 percent of revenue in the fourth quarter of 2004 to 45 percent in 2005. Consistent with the third quarter 2005 results, equipment repair and maintenance expenses were lower on a per day basis as scheduled costs were spread over a higher activity level relative to the last year. In addition, operating expenses have not increased to the same magnitude as customer pricing.

     Corporate and other costs, after excluding one time trust conversion costs of $18 million were up $1 million to $13 million from $12 million in 2004. This increase was a result of an increase in foreign exchange expense of $3 million offset by lower general and administrative costs due to the resizing of the corporate function to meet the needs of the smaller business organization.

     In the fourth quarter, capital expenditures amounted to $45 million of which $17 million was for the construction of new drilling rigs. Two of the scheduled 19 new builds were completed and commenced drilling in the quarter. The remaining $28 million was for maintenance capital expenditures to sustain and upgrade existing equipment.

CRITICAL ACCOUNTING ESTIMATES

     This  Management's  Discussion  and  Analysis  of  Precision's  financial condition and results of operations is based on its consolidated financial statements which are prepared in accordance with Canadian generally accepted accounting principles. The Trust's significant accounting policies are described in Note 1 to its consolidated financial statements. The preparation of these financial statements requires that certain estimates and judgments be made that affect the reported assets, liabilities, revenues and expenses. These estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Anticipating future events cannot be done with certainty, therefore, these estimates may change as new events occur, more experience is acquired and as the Trust's operating environment changes.

     The  accounting   estimates  believed  to  require  the  most  difficult,
subjective or complex judgments and which are the most critical to our reporting of results of operations and financial position are as follows:

ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE

     Precision performs ongoing credit evaluations of our customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions. Precision's history of bad debt losses has been within expectations and generally limited to specific customer circumstances, however, given the cyclical nature of the oil and natural gas industry and the inherent risk of successfully finding hydrocarbon reserves, a customer's ability to fulfill its payment obligations can change suddenly and without notice.

                        TURNING IN THE RIGHT DIRECTION

                                                                            69
                                          MANAGEMENT'S DISCUSSION AND ANALYSIS



BUSINESS DIVESTITURE RECEIVABLE

     In conjunction with disposition of the Energy Services and International Contract Drilling divisions, Precision estimated and recorded a $20 million receivable regarding a working capital and property, plant and equipment adjustment. This amount is subject to change depending on the outcome of ongoing discussions with the purchaser and could result in an adjustment to the proceeds on disposition. Management estimates that ultimate settlement of this issue will not have a material impact on the recorded gain on disposal of discontinued operations.

IMPAIRMENT OF LONG-LIVED ASSETS

     Long-lived assets, which include property, plant and equipment, intangibles and goodwill, comprise the majority of Precision's assets. The carrying value of these assets is periodically reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. This requires Precision to forecast future cash flows to be derived from the utilization of these assets based upon assumptions about future business conditions and technological developments. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future. During the fourth quarter of 2005, Precision completed its goodwill assessment and concluded that there was no impairment of the carrying value.

DEPRECIATION AND AMORTIZATION

     Precision's property, plant and equipment and its intangible assets are depreciated and amortized based upon estimates of useful lives and salvage values. These estimates may change as more experience is gained, market conditions shift or new technological advancements are made.

     Effective January 1, 2005, Precision changed the useful life of its drilling rigs for purposes of determining depreciation expense to 5,000 utilization days from 4,150 utilization days (3,650 operating days), and its drill strings to 1,500 from 1,100 operating days. Utilization days include both operating and rig move days. This change in accounting estimate has been applied prospectively and resulted in an $11 million reduction of depreciation expense or $0.09 per unit for the year ended December 31, 2005.

INCOME TAXES

     The corporate subsidiaries of the Trust use the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when it is more likely than not that some portion or all of the asset will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Trust's future tax assets.

     The business and operations of Precision are complex and Precision has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions, and in particular those completed within the last five years, involves many complex factors as well as Precision's interpretation of relevant tax legislation and regulations. Precision's management believes that the provision for income tax is adequate.

     However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge Precision's interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by Precision and the amount payable could be up to $300 million.

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

70
MANAGEMENT'S DISCUSSION AND ANALYSIS



BUSINESS RISKS

     The discussion of risk that follows is not a complete representation. Refer to the "Cautionary Statement Regarding Forward-looking Information and Statements" on page 2.

     Certain activities of Precision are affected by factors that are beyond its control or influence. The Canadian drilling rig, camp and catering, service rig, snubbing, rentals and related service businesses and activities of Precision are directly affected by fluctuations in the levels of exploration, development and production activity carried on by its customers which, in turn, is dictated by numerous factors, including world energy prices and government policies. The addition, elimination or curtailment of government regulations and incentives could have a significant impact on the oil and gas business in Canada. These factors could lead to a decline in the demand for Precision's services, resulting in a material adverse effect on revenues, cash flows, earnings and cash distributions to unitholders. The majority of Precision's operating costs are variable in nature which minimizes the impact of downturns on our operational results.

CRUDE OIL AND NATURAL GAS PRICES

     Precision's revenue, cash flow and earnings are substantially dependent upon, and affected by, the level of activity associated with oil and natural gas exploration and production. Both short-term and long-term trends in oil and natural gas prices affect the level of such activity. Oil and natural gas prices and, therefore, the level of drilling, exploration and production activity have been volatile over the past few years and likely will continue to be volatile. Crude oil prices in 2005 ranged from a low of US$43 per barrel to a high of nearly US$70 per barrel. Worldwide military, political and economic events, including initiatives by the Organization of Petroleum Exporting Countries, may affect both the demand for, and the supply of, oil and natural gas. North American oilfield service activity is largely focused on natural gas. Natural gas in 2005 averaged almost US$9 per mmbtu and ranged from an approximate low and high of US$7 and US$16 per mmbtu respectively.
Weather conditions, governmental regulation (both in Canada and elsewhere), levels of consumer demand, the availability of pipeline capacity, and other factors beyond Precision's control may also affect the supply of and demand for oil and natural gas and thus lead to future price volatility. Precision believes that any prolonged reduction in oil and natural gas prices would depress the level of exploration and production activity. Lower oil and natural gas prices could also cause Precision's customers to seek to terminate, renegotiate or fail to honour Precision's drilling contracts; which could affect the fair market value of its rig fleet which in turn could trigger a write-down for accounting purposes; which could affect Precision's ability to retain skilled rig personnel; and which could affect Precision's ability to obtain access to capital to finance and grow its businesses. There can be no assurance that the future level of demand for Precision's services or future conditions in the oil and natural gas industry will not decline.

WORKFORCE AVAILABILITY

     Precision's  ability to provide  reliable  services is dependent upon the availability of well-trained, experienced crews to operate our field equipment. Precision must also balance the requirement to maintain a skilled workforce with the need to establish cost structures that fluctuate with activity levels.

     Within Precision, the most experienced people are retained during periods of low utilization by having them fill lower level positions on field crews. Precision has established training programs for employees new to the oilfield service sector and works closely with industry associations to ensure competitive compensation levels and attract new workers to the industry as required. Many of Precision's businesses are currently experiencing manpower shortages. These shortages are likely to be further challenged by the number of rigs being added to the industry along with the entrance and expansion of newly formed oilfield service companies.

                        TURNING IN THE RIGHT DIRECTION

                                                                            71
                                          MANAGEMENT'S DISCUSSION AND ANALYSIS



BUSINESS IS SEASONAL

     In Canada, the level of activity in the oilfield service industry is influenced by seasonal weather patterns. During the spring months, wet weather and the spring thaw make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels and placing an increased level of importance on the location of our equipment prior to imposition of the road bans. Additionally, certain oil and natural gas producing areas are located in sections of the WCSB that are inaccessible, other than during the winter months, because the ground surrounding or containing the drilling sites in these areas consists of terrain known as muskeg. Until the muskeg freezes, the rigs and other necessary equipment cannot cross the terrain to reach the drilling site. Moreover, once the rigs and other equipment have been moved to a drilling site, they may become stranded or otherwise unable to relocate to another site should the muskeg thaw unexpectedly. Precision's business results depend, at least in part, upon the severity and duration of the Canadian winter.

TECHNOLOGY

     Technological innovation by oilfield service companies has improved the effectiveness of the entire exploration and production sector over the industry's 140-year history. Drilling time has been reduced due to improvements in drill bits, logging and measurement while drilling tools, as well as innovative changes in other areas such as mud systems and top drives. Precision's ability to deliver services that are more efficient is critical to continued success.

CUSTOMER MERGER AND ACQUISITION ACTIVITY

     Merger and acquisition activity in the oil and natural gas exploration and production sector can impact demand for our services as customers focus on internal reorganization activities prior to committing funds to significant drilling and maintenance projects.

DISCLOSURE CONTROLS AND PROCEDURES

     The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of Precision's disclosure controls and procedures as of December 31, 2005 and have concluded that such disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Trust or its divisions is made known to them.

OUTLOOK

     Global macro energy fundamentals remain positive as worldwide energy demand continues to be firm, supported to a large extent by the growing economies of China, southeast Asia and India. OPEC has remained disciplined and rational with respect to managing the supply dynamics for oil and worldwide production capacity is challenged to meet growing needs. Natural gas fundamentals are also strong in the face of healthy industrial demand and ongoing production challenges. These factors, which analysts are predicting will not change in the foreseeable future, have led to the sustainment of historically high crude oil and natural gas prices. As a result, the financial capabilities of Precision's customers have been greatly strengthened over the past year and the returns they are generating are compelling them to increase their exploration and development spending.

     Macro energy fundamentals for Precision's Canadian businesses are expected to be largely driven by North American natural gas prices, production and consumption. Increasingly, oilfield service activity in Canada is weighted towards natural gas production. Short-term natural gas fundamentals will be impacted by industrial and residential consumption associated with seasonal heating and air conditioning demand. Accordingly, weather patterns play a large role in natural gas storage levels and impact near-term natural gas pricing. Warm weather conditions throughout North America during the fourth quarter of 2005 resulted in lower natural gas pricing to close out the 2005/2006 winter.

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

72
MANAGEMENT'S DISCUSSION AND ANALYSIS



     With these medium to long-term fundamentals as the backdrop, Precision anticipates demand for its oilfield services to be robust in 2006. The Canadian Association of Oilwell Drilling Contractors is forecasting just over 26,000 wells to be drilled, on a rig release basis, in the WCSB in 2006, an all time high. A recurring challenge Precision faces in filling the increased demand for its services is attracting employees with sufficient expertise and training. Precision is focused on recruiting, training and retaining people so that it can continue to respond to customers needs.

     The first quarter of 2006 has provided an excellent start to the year. Precision began the year at high levels as customers were extremely well prepared to pursue their winter drilling, completion and production programs. To the extent that warm weather was an issue, customers were prepared to shift well locations to ensure high equipment utilization, thereby avoiding costly standby charges or loss of equipment use. With industry's growing emphasis on spreading drilling activity throughout the year, load leveling practices bode well for the seasonally soft second and third quarters. Given that there is a healthy inventory of wells to be drilled, completed and maintained, second quarter slow downs caused by weather could heighten demand and allow for a repeat of last year, which led to a sharp rebound in third quarter activity and provided pricing leverage to start the winter drilling season. The most important factor, however, would be a repeat of the record upward trend in natural gas prices.

     During the fourth quarter of 2005, Precision announced a growth initiative to construct 19 new drilling rigs that will expand the fleet by eight percent over the following 12 to 15 months. These new rigs are of a versatile design and are being built to meet customer specifications. Ten of the new builds will be of Precision's proprietary Super Single(R) design, with the remaining nine rigs being diesel electric light triples rated to a depth of 4,000 metres. Customer commitments on many of these rigs are symbolic of the current strength in demand for drilling in Canada, as the contract term from the date of rig commission will carry through to the first quarter of 2011. Industry indications suggest that an additional 100 drilling rigs will be added by drilling contractors within the WCSB during 2006. This would increase the industry drilling fleet to 870 rigs to a level that is unprecedented. In the event that demand softens, the additional industry capacity could put the market in an oversupply position. This would impact pricing and lower profitability for drilling contractors and other oilfield service businesses.

     Precision  has  and  will  continue  to  apply   conservative   financial
principles in managing its balance sheet and to remain opportunistic in its pursuit of North American growth opportunities.

                        TURNING IN THE RIGHT DIRECTION

                                        MANAGEMENT'S REPORT TO THE UNITHOLDERS



The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies in the notes to the consolidated financial statements. When necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality, and are in accordance with Canadian generally accepted accounting principles (GAAP) appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

     Management has prepared Management's Discussion and Analysis (MD&A). The MD&A is based upon the Trust's financial results prepared in accordance with Canadian GAAP. The MD&A compares the audited financial results for the years ended December 31, 2005 to December 31, 2004 and the years ended December 31, 2004 to December 31, 2003. Note 16 to the consolidated financial statements describes the impact on the consolidated financial statements of significant differences between Canadian and United States GAAP.

     Management maintains an appropriate system of internal control designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements.

     KPMG LLP, an independent firm of Chartered Accountants, was engaged, as approved by a vote of shareholders at the Trust's most recent annual and special meeting, to audit the consolidated financial statements in accordance with Canadian generally accepted auditing standards and provide an independent professional opinion. The Audit Committee of the Board of Directors, which is comprised of three independent directors who are not employees of the Trust, provides oversight to the financial reporting process. Integral to this process is the Audit Committee's review and discussion with management and the external auditors of the quarterly and annual financial statements and reports prior to their respective release. The Audit Committee is also responsible for reviewing and discussing with management and the external auditors major issues as to the adequacy of the Trust's internal controls. The consolidated financial statements have been approved by the Board of Trustees on the recommendation of the Board of Directors of Precision Drilling Corporation and its Audit Committee.

/s/ Hank B. Swartout                        /s/ Doug J. Strong

Hank B. Swartout                            Doug J. Strong

CHAIRMAN AND CHIEF EXECUTIVE OFFICER        CHIEF FINANCIAL OFFICER
PRECISION DRILLING CORPORATION,             PRECISION DRILLING CORPORATION,
ADMINISTRATOR TO PRECISION DRILLING TRUST   ADMINISTRATOR TO PRECISION DRILLING TRUST

MARCH 7, 2006                               MARCH 7, 2006

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

74

AUDITORS' REPORT TO THE UNITHOLDERS


We have audited the consolidated balance sheets of Precision Drilling Trust as at December 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings (deficit) and cash flow for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2005 and 2004 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.


/s/ KPMG LLP
Chartered Accountants

CALGARY, ALBERTA


MARCH 2, 2006

                        TURNING IN THE RIGHT DIRECTION

                                                   CONSOLIDATED BALANCE SHEETS

(STATED IN THOUSANDS OF DOLLARS)

As at December 31,                                                               2005           2004
-----------------------------------------------------------------------------------------------------
ASSETS

Current assets:
         Cash and cash equivalents                                       $          -    $   122,012
         Accounts receivable (NOTE 19)                                        500,655        309,292
         Inventory                                                              7,035          7,734
         Assets of discontinued operations (NOTE 21)                                -        497,036
-----------------------------------------------------------------------------------------------------
                                                                              507,690        936,074

Property, plant and equipment, net of accumulated depreciation (NOTE 4)       943,900        897,584
Intangibles, net of accumulated amortization of $413 (2004 - $380)                465            498
Goodwill                                                                      266,827        266,827
Deferred financing costs                                                            -          9,116
Assets of discontinued operations (NOTE 21)                                         -      1,741,950
-----------------------------------------------------------------------------------------------------

                                                                          $ 1,718,882    $ 3,852,049
=====================================================================================================

LIABILITIES AND UNITHOLDERS' EQUITY

Current liabilities:
         Bank indebtedness (NOTE 6)                                       $    20,468   $          -
         Accounts payable and accrued liabilities (NOTE 19)                   134,303        120,432
         Incomes taxes payable                                                163,530         13,624
         Distributions payable (NOTE 5)                                        36,635              -
         Liabilities of discontinued operations (NOTE 21)                           -        244,707
-----------------------------------------------------------------------------------------------------
                                                                              354,936        378,763

Long-term debt (NOTE 7)                                                        96,838        718,850
Future income taxes (NOTE 12)                                                 192,517        354,268
Liabilities of discontinued operations (NOTE 21)                                    -         78,427
Unitholders' equity:
         Unitholders' capital (NOTE 8)                                      1,377,875      1,274,967
         Contributed surplus (NOTE 8)                                               -         26,024
         Cumulative translation adjustment (NOTE 18)                                -        (20,933)
         Retained earnings (deficit)                                         (303,284)     1,041,683
-----------------------------------------------------------------------------------------------------
                                                                            1,074,591      2,321,741

Commitments and contingencies (NOTES 11 AND 20)
-----------------------------------------------------------------------------------------------------
                                                                          $ 1,718,882    $ 3,852,049
=====================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


Approved by the Board:

/s/ Robert J.S. Gibson                             /s/ Patrick M. Murray
Robert J.S. Gibson                                 Patrick M. Murray
TRUSTEE                                            TRUSTEE

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

76


CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

(STATED IN THOUSANDS OF DOLLARS, EXCEPT PER UNIT/SHARE AMOUNTS)

Years ended December 31,                                               2005           2004           2003
-----------------------------------------------------------------------------------------------------------
Revenue                                                         $ 1,269,179    $ 1,028,488    $   915,170

Expenses:
         Operating                                                  641,805        566,297        544,163
         General and administrative                                  76,397         64,149         42,662
         Depreciation and amortization                               71,561         74,829         78,112
         Foreign exchange                                            (3,474)        (8,100)        (2,216)
         Reorganization costs (NOTE 9)                               17,512              -              -
-----------------------------------------------------------------------------------------------------------
                                                                    803,801        697,175        662,721
-----------------------------------------------------------------------------------------------------------
Operating earnings                                                  465,378        331,313        252,449

Interest:

         Long-term debt (NOTE 7)                                     38,735         46,575         34,492
         Other                                                          558            246            115
         Income                                                     (10,023)          (541)          (541)
Premium on redemption of bonds (NOTE 7)                              71,885              -              -
Loss on disposal of short-term investments (NOTE 21)                 70,992              -              -
Gain on disposal of investments                                           -         (4,899)        (1,493)
-----------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes             293,231        289,932        219,876
Income taxes: (NOTE 12)
         Current                                                    241,402         53,698         40,828
         Future                                                    (169,019)        48,103         34,900
-----------------------------------------------------------------------------------------------------------
                                                                     72,383        101,801         75,728
-----------------------------------------------------------------------------------------------------------
Earnings from continuing operations                                 220,848        188,131        144,148
Gain (loss) on disposal of discontinued operations,
         net of tax (NOTE 21)                                     1,335,382           (616)        17,460
Discontinued operations, net of tax (NOTE 21)                        74,333         59,889         18,866
-----------------------------------------------------------------------------------------------------------
Net earnings                                                      1,630,563        247,404        180,474
Retained earnings, beginning of year (NOTE 3)                     1,041,683        794,279        613,805
Adjustment on cash purchase of employee stock options,
         net of tax of $22,060 (NOTE 8)                             (42,087)             -              -
Reclassification from contributed surplus on cash
         buy-out of employee stock options (NOTE 8)                  23,215              -              -
Distribution of disposal proceeds (NOTE 21)                      (2,851,784)             -              -
Repurchase of common shares of dissenting
         shareholders (NOTE 8)                                      (34,364)             -              -
Distributions (NOTE 5)                                              (70,510)             -              -
-----------------------------------------------------------------------------------------------------------
Retained earnings (deficit), end of year                        $  (303,284)   $ 1,041,683    $   794,279
===========================================================================================================
Earnings per unit/share from continuing operations: (NOTE 13)
         Basic                                                  $      1.79    $      1.63    $      1.33
         Diluted                                                $      1.76    $      1.61    $      1.31
-----------------------------------------------------------------------------------------------------------
Earnings per unit/share: (NOTE 13)
         Basic                                                  $     13.22    $      2.14    $      1.66
         Diluted                                                $     13.00    $      2.11    $      1.63
===========================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                        TURNING IN THE RIGHT DIRECTION

                                          CONSOLIDATED STATEMENTS OF CASH FLOW

(STATED IN THOUSANDS OF DOLLARS)

Years ended December 31,                                                 2005           2004           2003
------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Continuing operations:
         Earnings from continuing operations                      $   220,848    $   188,131    $   144,148
         Items not affecting cash:
              Depreciation and amortization                            71,561         74,829         78,112
              Stock-based compensation                                 11,229          8,190          6,366
              Future income taxes                                    (169,019)        48,103         34,900
              Write-off of deferred financing costs                     7,664              -              -
              Loss in market value of short-term investments           70,992              -              -
              Gain on disposal of investments                               -         (4,899)        (1,493)
              Amortization of deferred financing costs                  1,453          1,579          1,286
              Unrealized foreign exchange gain on long-term
                   monetary items                                      (4,740)        (4,284)           (42)
         Changes in non-cash working capital balances (NOTE 19)        (6,887)       (23,828)       (62,356)
------------------------------------------------------------------------------------------------------------
                                                                      203,101        287,821        200,921

Discontinued operations (NOTE 21):
         Funds provided by discontinued operations                    183,330        187,018         89,051
         Changes in non-cash working capital balances
              of discontinued operations                              (86,310)       (26,797)       (31,545)
------------------------------------------------------------------------------------------------------------
                                                                       97,020        160,221         57,506

Investments:
         Business acquisitions, net of cash acquired (NOTE 15)        (30,421)      (679,814)        (6,800)
         Purchase of property, plant and equipment                   (155,231)      (122,692)       (96,193)
         Purchase of intangibles                                          (20)             -             (6)
         Proceeds on sale of property, plant and equipment             15,174          8,795         11,341
         Purchase of property, plant and equipment
              of discontinued operations                             (128,214)      (159,532)      (218,728)
         Purchase of intangibles of discontinued operations                 -           (320)             -
         Proceeds on sale of property, plant and equipment
              of discontinued operations                               17,785         21,145         13,082
         Proceeds on disposal of investments                                -          8,665         10,966
         Proceeds on disposal of short-term investments                14,569              -              -
         Investments                                                        -            (90)        (1,080)
         Proceeds on disposal of discontinued operations            1,306,799         49,299         67,274
------------------------------------------------------------------------------------------------------------
                                                                    1,040,441       (874,544)      (220,144)

Financing:
         Increase in long-term debt                                    96,826        522,136         85,228
         Repayment of long-term debt                                 (703,970)      (173,260)      (145,657)
         Deferred financing costs on long-term debt                         -         (5,612)             -
         Distribution of disposal proceeds (NOTE 21)                 (844,334)             -              -
         Distributions (NOTE 5)                                       (33,875)             -              -
         Issuance of common shares, net of costs                            -        276,428              -
         Issuance of common shares on exercise of options              73,930         55,361         23,613
         Repurchase of common shares of dissenting shareholders       (43,299)             -              -
         Cash buy-out of employee stock options                       (64,147)             -              -
         Issuance of trust units on exercise of options                 8,263              -              -
         Issuance of trust units on purchase of options                 5,504              -              -
         Changes in non-cash working capital balances                  22,060              -              -
         Change in bank indebtedness                                   20,468       (147,909)         2,588
------------------------------------------------------------------------------------------------------------
                                                                   (1,462,574)       527,144        (34,228)
------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                     (122,012)       100,642          4,055
Cash and cash equivalents, beginning of year                          122,012         21,370         17,315
------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                           $          -    $   122,012    $    21,370
============================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

78


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(TABULAR  AMOUNTS  STATED IN  THOUSANDS OF DOLLARS  EXCEPT PER UNIT/PER  SHARE
AMOUNTS)


Precision Drilling Trust (the "Trust") is a provider of contract drilling, service rig and ancillary services to oil and natural gas exploration and production companies in Canada.

     The Trust is an unincorporated, open-ended investment trust governed by the laws of Alberta and created pursuant to a declaration of trust dated September 22, 2005. On September 29, 2005, the Trust, Precision Drilling Limited Partnership ("PDLP"), 1194312 Alberta Ltd., 1195309 Alberta ULC., and Precision Drilling Corporation ("Precision") entered into an Arrangement Agreement ("Plan of Arrangement" or "Plan") to convert Precision to an income trust. As part of the Plan of Arrangement, on November 7, 2005, Precision Drilling Corporation and certain of its subsidiaries were amalgamated and continued as one corporation ("PDC"). After giving effect to the Plan and related transactions, all of the shares of PDC are owned by PDLP and indirectly by the Trust.

     Prior to the Plan of Arrangement effective date of November 7, 2005, the consolidated financial statements included the accounts of Precision, its subsidiaries and its partnerships, substantially all of which were wholly-owned. The conversion to a trust has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Precision. Due to the conversion to a trust, certain information included in the consolidated financial statements for prior periods may not be directly comparable. For purposes of these consolidated financial statements, the share capital of PDC is reported under Unitholders' capital (Note 8). Pursuant to the Plan of Arrangement, shareholders ultimately received either trust units or a combination of trust units and exchangeable LP units of PDLP for previously held common shares of Precision (other than dissenting shareholders, who received cash equal to the fair value of their shares). After giving effect to the Plan of Arrangement, the consolidated financial statements include the accounts of the Trust, its subsidiaries and its partnerships.

     The beneficiaries of the Trust are the holders of Trust units and the partners of PDLP are the holders of exchangeable LP units and the Trust. The monthly distributions made by the Trust are determined by the Trustees. PDLP earns interest income from a promissory note issued by its subsidiary PDC at a rate which is determined by the terms of the promissory note. PDLP in substance pays distributions to holders of exchangeable LP units in amounts equal to the distributions paid to the holders of Trust units. All distributions are made to unitholders of record on the last business day of each calendar month.

1. SIGNIFICANT ACCOUNTING POLICIES:

CONTINUING OPERATIONS

(a)  PRINCIPLES OF CONSOLIDATION:

     The consolidated financial statements include the accounts of the Trust, its subsidiaries and its partnerships, substantially all of which are wholly-owned at December 31, 2005.

(b)  CASH AND CASH EQUIVALENTS:

     Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less.

(c)  INVENTORY:

     Inventory is primarily comprised of operating supplies and spare parts and is carried at the lower of average cost, being the cost to acquire the inventory, and replacement cost. Inventory is charged to operating expenses as items are sold or consumed at the amount of the average cost of the item.

                        TURNING IN THE RIGHT DIRECTION

                                                                            79
                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(d)  PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment are carried at cost, including costs of direct material, labor, and indirect overhead for manufactured items. Where costs are incurred to extend the useful life of property, plant and equipment or to increase its capabilities, the amounts are capitalized to the related asset. Costs incurred to repair or maintain property, plant and equipment are expensed as incurred.

     Drilling rig equipment is depreciated by the unit-of-production method based on 5,000 utilization days (3,650 drilling days for the year ended December 31, 2004 - see Note 2) with a 20 percent salvage value. Drill pipe and drill collars are depreciated over 1,500 drilling days (1,100 drilling days for the year ended December 31, 2004 - see Note 2) and have no salvage value. Service rig equipment is depreciated by the unit-of-production method based on 24,000 hours for single and double rigs and 48,000 hours for heavy double rigs. Service rigs have a 20% salvage value.

     Rental equipment is depreciated by the straight-line  method over periods
ranging  from  10  to  15  years.   Other  equipment  is  depreciated  by  the
straight-line method over periods ranging from three to ten years.

     Light duty vehicles are depreciated by the straight-line method over four years. Heavy-duty vehicles are depreciated by the straight-line method over periods ranging from seven to ten years.

     Buildings are depreciated by the straight-line method over periods ranging from 10 to 20 years.

(e)  INTANGIBLES:

     Intangibles, which are comprised primarily of patents, are recorded at cost and amortized by the straight-line method over their useful lives ranging from 10 to 12 years. The weighted average amortization period is 12 years, and amortization over the next five years is anticipated to be $75,000 per year.

(f)  GOODWILL:

     Goodwill is the amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Trust's reporting segments that are expected to benefit from the business combination.

     Goodwill is not amortized and is tested for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting segment is compared with its fair value. When the fair value of a reporting segment exceeds its carrying amount, goodwill of the reporting segment is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting segment exceeds its fair value, in which case the implied fair value of the reporting segment's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting segment as if it was the purchase price. When the carrying amount of a reporting segment's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

(g)  LONG LIVED ASSETS:

     On a periodic basis, management assesses the carrying value of long lived assets for indications of impairment. Indications of impairment include items such as an ongoing lack of profitability and significant changes in technology. When an indication of impairment is present, the Trust tests for impairment by comparing the carrying value of the asset to its net recoverable amount. If the carrying amount is greater than the net recoverable amount, the asset is written down to its estimated fair value.

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

80
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(h)   INVESTMENTS:

     Investments in shares of associated companies, over which the Trust has significant influence, are accounted for by the equity method. Other investments are carried at cost. If there are other than temporary declines in value, these investments are written down to their net realizable value.

(i)  DEFERRED FINANCING COSTS:

     Costs associated with the issuance of long-term debt are deferred and amortized by the straight-line method over the term of the debt. The amortization is included in interest expense.

(j)  INCOME TAXES:

     Income earned directly by PDLP is not subject to income taxes as its income is taxed directly to the PDLP partners. The Trust is a taxable entity under the Income Tax Act (Canada) and income earned is taxable only to the extent it is not distributed or distributable to its unitholders. As the Trust distributes all of its taxable income to its respective unitholders pursuant to the requirements of the trust indenture, it does not make a provision for future income taxes.

     PDC and its subsidiaries follow the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs.

(k)  REVENUE RECOGNITION:

     The Trust's services are generally sold based upon purchase orders or contracts with the customer that include fixed or determinable prices based upon daily, hourly or job rates. Customer contract terms do not include provisions for significant post-service delivery obligations. Revenue is recognized when services and equipment rentals are rendered and only when collectability is reasonably assured.

(l)  EMPLOYEE BENEFIT PLANS:

     At December 31, 2005, approximately 52% (2004 - 33%) of the Trust's employees were enrolled in the Trust's defined contribution retirement plans.

     Employer contributions to defined contribution plans are expensed as employees earn the entitlement and contributions are made.

     The Trust had entered into an employment agreement with a senior officer, which provided for a one-time payment upon retirement. The amount of this retirement allowance increased by a fixed amount for each year of service over a ten year period commencing April 30, 1996. The estimated cost of this benefit was being accrued and charged to earnings on a straight-line basis over the ten year period. This retirement allowance was paid during the year ended December 31, 2005 (see Note 10).

(m)  FOREIGN CURRENCY TRANSLATION:

     Accounts of the Trust's integrated foreign operations are translated to Canadian dollars using average exchange rates for the year for revenue and expenses. Monetary assets and liabilities are translated at the year-end current exchange rate and non-monetary assets and liabilities are translated using historical rates of exchange. Gains or losses resulting from these translation adjustments are included in net earnings.

     Transactions in foreign currencies are translated at rates in effect at the time of the transaction. Monetary assets and liabilities are translated at current rates. Gains and losses are included in net earnings.

                        TURNING IN THE RIGHT DIRECTION

                                                                            81
                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(n)  STOCK-BASED COMPENSATION PLANS:

     The Trust had equity incentive plans, which are described in Note 8. The fair value of common share purchase options was calculated at the date of grant using the Black-Scholes option pricing model and that value was recorded as compensation expense on a straight-line basis over the grant's vesting period with an offsetting credit to contributed surplus. Upon exercise of the equity purchase option, the associated amount was reclassified from contributed surplus to unitholders' capital. Consideration paid by employees upon exercise of equity purchase options was credited to unitholders' capital.

(o)  EXCHANGEABLE SHARES:

     Exchangeable shares are presented as equity of the Trust as their features make them economically equivalent to trust units.

(p)  PER UNIT AMOUNTS:

     Basic per unit amounts are calculated using the weighted average number of trust units outstanding during the year. Diluted per unit amounts are calculated based on the treasury stock method, which assumes that any proceeds obtained on exercise of options would be used to purchase trust units at the average market price during the period. The weighted average number of units outstanding is then adjusted by the difference between the number of units issued from the exercise of options and units repurchased from the related proceeds.

     Share and per share amounts prior to the trust conversion on November 7, 2005 are referred to as unit or per unit amounts in the consolidated financial statements.

(q)  MEASUREMENT UNCERTAINTY:

     Certain items recognized in the consolidated financial statements are subject to measurement uncertainty as they are based on management's estimate using current information and judgment. The effect on the consolidated financial statements of changes in such estimates in future years could be significant.

DISCONTINUED OPERATIONS

(a)  EMPLOYEE BENEFIT PLANS:

     At December 31, 2004, approximately 36% of employees of discontinued operations were enrolled in retirement plans. Of that, approximately 6% of participating employees were enrolled in the defined benefit plan and approximately 94% in the defined contribution plan.

     Employer contributions to defined contribution plans were expensed as employees earned the entitlement and contributions were made.

     The Trust accrued the cost of pensions earned by employees under its defined benefit plan, which was actuarially determined using the projected benefit method pro-rated on services and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets were valued at quoted market value at the balance sheet date. The discount rate used to calculate the interest cost on the accrued benefit obligation was the long-term market rate at the balance sheet date. Past service costs from plan amendments were amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment (EARSL). The excess of the net cumulative unamortized actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the market value of plan assets was amortized over EARSL.

(b)  FOREIGN CURRENCY TRANSLATION:

     Accounts of the Trust's self-sustaining operations were translated to Canadian dollars using average exchange rates for the year for revenue and expenses. Assets and liabilities were translated at the year-end current exchange rate.

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

82
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Gains or losses resulting from these translation adjustments were included in the cumulative translation account in unitholders' equity.

     Gains and losses arising on translation of long-term debt designated as a hedge of self-sustaining foreign operations were deferred and included in the cumulative translation account in unitholders' equity on a net of tax basis.

(c)  HEDGING RELATIONSHIPS:

     The Trust utilized foreign currency long-term debt to hedge its exposure to changes in the carrying values of the Trust's net investment in certain self-sustaining foreign operations as a result of changes in foreign exchange rates.

     To be accounted for as a hedge, the foreign currency long-term debt must be designated and documented as a hedge, and must be effective at inception and on an ongoing basis. The documentation defined the relationship between the foreign currency long-term debt and the net investment in the foreign operations, as well as the Trust's risk management objective and strategy for undertaking the hedging transaction. The Trust formally assessed, both at the hedge's inception and on an ongoing basis, whether the changes in fair value of the foreign currency long-term debt is highly effective in offsetting changes in the fair value of the net investment in the foreign operations. If the hedging relationship was terminated or ceased to be effective, hedge accounting was not applied to subsequent gains or losses. Any previously deferred amounts were carried forward and recognized in earnings in the same period as the hedged item.

(d)  RESEARCH AND ENGINEERING:

     Research and engineering costs were charged to income as incurred. Costs associated with the development of new operating tools and systems were expensed during the period unless the recovery of these costs could be reasonably assured given the existing and anticipated future industry conditions. Upon successful completion and field testing of the tools, any deferred costs were transferred to the related capital asset accounts.

2.   ACCOUNTING ESTIMATES:

     Effective January 1, 2005, the Trust changed the useful life of its drilling rigs for purposes of determining depreciation expense to 5,000 utilization days from 4,150 utilization days (3,650 drilling days), and its drill string to 1,500 from 1,100 drilling days. Utilization days include both operating and rig move days. This change in accounting estimate has been applied prospectively and resulted in a $10.7 million reduction in depreciation expense, or $0.09 per diluted unit/share, for the year ended December 31, 2005.

3.   ACCOUNTING CHANGES:

     STOCK-BASED COMPENSATION PLANS

     Effective January 1, 2004, the Trust adopted the revised Canadian accounting standards with respect to accounting for stock-based compensation. Under those standards, the fair value of common share purchase options is calculated at the date of the grant and that value is recorded as compensation expense over the vesting period of those grants. Under the previous standard, no compensation expense was recorded when stock options were issued with any consideration received upon exercise credited to share capital.

     The Trust has retroactively applied this standard, with restatement of prior years, to all common share purchase options granted since January 1, 2002. This has resulted in a charge to net earnings for the year ended December 31, 2004 of $13.8 million (2003 - $8.2 million) or $0.11 diluted earnings per share (2003 - $0.08) and a reduction to opening retained earnings of $14.5 million at January 1, 2004 ($6.3 million at January 1, 2003).

                        TURNING IN THE RIGHT DIRECTION

                                                                            83
                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4. PROPERTY, PLANT AND EQUIPMENT:

                                                              ACCUMULATED          NET BOOK
2005                                                COST     DEPRECIATION             VALUE
--------------------------------------------------------------------------------------------
Rig equipment                               $  1,163,970     $    386,191      $    777,779
Rental equipment                                  81,099           35,307            45,792
Other equipment                                  102,727           62,852            39,875
Vehicles                                          68,911           20,703            48,208
Buildings                                         32,830            9,580            23,250
Land                                               8,996                 -             8,996
---------------------------------------------------------------------------------------------
                                            $  1,458,533     $    514,633      $   943,900
=============================================================================================


                                                              Accumulated          Net Book
2004                                                Cost     Depreciation             Value
---------------------------------------------------------------------------------------------

Rig equipment                               $  1,070,428     $    341,827      $    728,601
Rental equipment                                  77,246           32,117            45,129
Other equipment                                  111,820           63,939            47,881
Vehicles                                          58,391           16,359            42,032
Buildings                                         32,901            8,715            24,186
Land                                               9,755                -             9,755
---------------------------------------------------------------------------------------------
                                            $  1,360,541     $    462,957      $    897,584
=============================================================================================

5.   DISTRIBUTIONS PAYABLE:

     Distributions were declared on trust and exchangeable LP units of $0.27 per unit for the month ended November 30, 2005 and $ 0.27 per unit plus a special distribution of $0.022 per unit for the month ended December 31, 2005. Total distributions were $70.5 million, of which $33.9 million was paid on December 15, 2005 and $36.6 million was paid on January 17, 2006.

6.   BANK INDEBTEDNESS:

     At December 31, 2005, the Trust has available $60.0 million (December 31, 2004 - $63.0 million) and US$5.0 million (December 31, 2004 - US$30.7 million) under uncommitted, unsecured credit facilities, of which $20.5 million had been drawn (December 31, 2004 - $nil). Availability of these facilities was reduced by outstanding letters of credit in the amount of $8.4 million (December 31, 2004 - $33.3 million, of which $29.2 million related to discontinued operations). Advances under the facilities are available at the bank's prime lending rate, U.S. base rate, U.S. Libor plus applicable margin or Banker's Acceptance plus applicable margin, or in combination. The applicable margin is dependent on the Trust's consolidated debt to cashflow ratio.

7.   LONG-TERM DEBT:
                                                                2005              2004
---------------------------------------------------------------------------------------
Extendible revolving unsecured facility                 $     96,838      $          -
Unsecured debentures - Series 1                                    -           200,000
Unsecured debentures - Series 2                                    -           150,000
Unsecured notes, US$300.0 million                                  -           368,850
---------------------------------------------------------------------------------------
                                                        $     96,838      $    718,850
=======================================================================================

EXTENDIBLE REVOLVING UNSECURED FACILITY:

     At December 31, 2005, PDC, a subsidiary of the Trust, has available a three-year revolving unsecured facility of $550.0 million (or U.S. equivalent) with a syndicate led by a Canadian chartered bank which is guaranteed by the Trust. The facility matures November 2, 2008 and is renewable annually at the option of the lenders. Advances are

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

84
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


available to PDC under this facility either at the bank's prime lending rate, U.S. base rate, U.S. Libor plus applicable margin or Bankers' Acceptance plus applicable margin or in combination. The applicable margin is dependent on the Trust's consolidated debt to cashflow ratio and the percentage of the total facility outstanding, which at December 31, 2005 was 75 basis points. The facility requires that the Trust maintain a ratio of total liabilities to total equity of less than 1:1 and a trailing 12 month ratio of consolidated debt to cash flow of less than 2.75:1.

     The above facility replaces those facilities available and outstanding as at December 31, 2004 which were cancelled as follows:

     For the year ended December 31, 2004, the Trust had a three-year revolving unsecured facility of $335.0 million (or U.S. equivalent) with a syndicate led by a Canadian chartered bank. The facility was to have matured August 31, 2007 and was renewable annually at the option of the lenders. Advances were available to the Trust under this facility either at the bank's prime lending rate, U.S. base rate, U.S. Libor plus applicable margin or Bankers' Acceptance plus applicable margin, or in combination. The applicable margin was dependent on the Trust's credit rating and the percentage of the total facility outstanding. The facility was extendable annually at the option of the lenders and required that the Trust maintain a ratio of total liabilities to total equity of less than 1:1 and a ratio of debt to cash flow of less than 2.75:1. No amounts were drawn on this facility at December 31, 2004.

     Also for the year ended December 31, 2004, the Trust had a US$50.0 million unsecured facility with Export Development Canada (EDC) that was to have matured on December 8, 2005 and bore interest at six-month U.S. Libor plus applicable margin. The margin was dependent upon the Trust's margin on its $335.0 million three-year revolving unsecured credit facility, which at December 31, 2004 resulted in a margin of 0.8%. The facility was extendable upon mutual agreement between the Trust and EDC, or could be converted, at the Trust's option, to a term loan repayable in two equal semi-annual installments. No amounts were drawn on this facility at December 31, 2004.

UNSECURED DEBENTURES:

     During the fourth quarter of 2005, Precision repaid all of its outstanding debentures and notes pursuant to the early redemption provisions of the related agreements. The difference between the $766.7 million redemption price and the carrying value of the debentures was charged to income.

     o The $200.0 million 6.85% Series 1 unsecured debentures was to have matured June 26, 2007 and had an effective interest rate of 7.44% after taking into account deferred financing costs. The debentures were redeemable at any time at the option of Precision upon payment of a redemption price equal to the greater of an amount calculated with reference to the yield on a Government of Canada bond with the same maturity, and par.

     o The $150.0 million 7.65% Series 2 unsecured debentures was to have matured October 27, 2010 and had an effective interest rate of 7.71% after taking into account deferred financing costs. The debentures were redeemable at any time at the option of Precision upon payment of a redemption price equal to the greater of an amount calculated with reference to the yield on a Government of Canada bond with the same maturity, and par.

UNSECURED NOTES:

     o The US$300.0 million 5.625% unsecured notes were to have matured June 1, 2014 and had an effective interest rate of 5.71% after taking into account deferred financing costs. The notes were redeemable at any time at the option of Precision upon payment of a redemption price equal to the greater of an amount calculated with reference to the yield on a United States treasury security with the same maturity, and par.

OTHER:

     o The $3.5 million unsecured term financing facility with EDC matured on January 20, 2004 and bore interest at six-month U.S. Libor plus applicable margin. The margin was dependent upon Precision's credit rating, which at December 31, 2003 resulted in a margin of 0.8%.

                        TURNING IN THE RIGHT DIRECTION

                                                                            85
                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     o The $26.2 million unsecured term financing facility with EDC was repaid and canceled in 2004 and bore interest at six-month U.S. Libor plus applicable margin. The margin was dependent upon Precision's credit rating, which at December 31, 2003 resulted in a margin of 0.9%.

     Principal repayments after 2005 are as follows:

------------------------------------------------------------------------------
2006                                                            $         -
2007                                                                      -
2008                                                                 96,838
Thereafter                                                                -
------------------------------------------------------------------------------
2008                                                            $    96,838
==============================================================================

8.   UNITHOLDERS' CAPITAL:

     On November 7, 2005, Precision converted to an unincorporated, open-ended investment trust pursuant to a Plan of Arrangement. The Plan resulted in shareholders receiving one trust unit or one exchangeable LP unit or a combination thereof, for previously held common shares. Common shares held by shareholders who dissented to the Plan were repurchased and cancelled on the effective date of the Plan. All outstanding common share purchase options were converted to options to acquire trust units. The holder then had three options: exercise the options, have the Trust repurchase them for cash using the closing market price of the Trust one day prior to cash-out, or have the Trust repurchase the options as set-out above and use the proceeds to purchase an equivalent number of trust units.

(a)  AUTHORIZED - unlimited number of voting trust units.

                - unlimited number of voting exchangeable LP units

(b)  COMMON SHARES:

                                                                                NUMBER          AMOUNT
-------------------------------------------------------------------------------------------------------
Balance, December 31, 2002                                                  54,066,753    $    913,087

         Options exercised - cash consideration                                778,925          23,613
                           - reclassification from contributed surplus               -              44
-------------------------------------------------------------------------------------------------------
Balance, December 31, 200                                                   54,845,678    $    936,744

         Issuance of common shares, net of costs and related tax effect      4,400,000         280,783
         Options exercised - cash consideration                              1,544,534          55,361
                           - reclassification from contributed surplus               -           2,079
-------------------------------------------------------------------------------------------------------
Balance, December 31, 2004                                                  60,790,212    $  1,274,967

         Options exercised - cash consideration                                578,346          24,516
                           - reclassification from contributed surplus               -           1,521
-------------------------------------------------------------------------------------------------------
Balance, May 18, 2005                                                       61,368,558    $  1,301,004

         Issued on 2:1 stock split                                          61,368,558               -
         Options exercised - cash consideration                              1,679,110          49,414
                           - reclassification from contributed surplus               -          10,284
         Adjustment to number of shares outstanding                             21,960               -
         Cancellation of shares owned by dissenting shareholders              (817,005)         (8,936)
-------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 7, 2005                                                  123,621,181    $  1,351,766
=======================================================================================================

     Pursuant to the Plan, any shareholders of Precision could dissent and be paid the fair value of the shares, being the trading price at the close of business on the last business day prior to the Special Meeting of Securityholders on October 31, 2005. As a result, the Trust repurchased for cancellation a total of 817,005 shares for $43.3 million, of which a premium of $34.4 million over the stated capital was charged to retained earnings.

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

86
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     In the third quarter of 2004, the Trust issued 4,400,000 common shares at US$49.80 for net proceeds of approximately $276.5 million. Proceeds of the offering were primarily used to repay indebtedness incurred in connection with the acquisition of all of the issued and outstanding shares of Reeves Oilfield Services Ltd.

(c)  TRUST UNITS:

                                                                                  NUMBER            AMOUNT
------------------------------------------------------------------------------------------------------------
Balance, November 7, 2005                                                              -      $          -

         Issued pursuant to the Plan                                         122,512,799         1,339,646
         Options exercised - cash consideration                                1,676,616             8,263
                           - reclassification from contributed surplus                 -            12,342
         Issued for cash                                                         163,506             5,504
------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2005                                                   124,352,921        $1,365,755
============================================================================================================

     Trust units are redeemable at the option of the holder, at which time all rights with respect to such units are cancelled. Upon redemption, the unitholder is entitled to receive a price per unit equal to the lesser of 90% of the average market price of the Trust's units for the 10 trading days just prior to the date of redemption, and the closing market price of the Trust's units on the date of redemption. The maximum value of units that can be redeemed for cash is $50,000 per month. Redemptions, if any, in excess of this amount are satisfied by issuing a note from PDC to the unitholder, payable over 15 years and bearing interest at a market rate set by the Board of Directors.

                                                                                  NUMBER            AMOUNT
-----------------------------------------------------------------------------------------------------------
Exchangeable LP units
Balance, November 7, 2005                                                              -      $          -
         Issued pursuant to the Plan                                           1,108,382            12,120
-----------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2005                                                     1,108,382      $     12,120
===========================================================================================================

     Exchangeable LP units have voting rights and are exchangeable, after May 6, 2006, for trust units on a one-for-one basis at the option of the holder. Holders are entitled to monthly cash distributions equal to those paid to holders of trust units.

                                                                                  NUMBER            AMOUNT
------------------------------------------------------------------------------------------------------------
SUMMARY:
         TRUST UNITS                                                         124,352,921      $  1,365,755
         EXCHANGEABLE LP UNITS                                                 1,108,382            12,120
------------------------------------------------------------------------------------------------------------
UNITHOLDERS' CAPITAL                                                         125,461,303      $  1,377,875
============================================================================================================

(d)  CONTRIBUTED SURPLUS:

------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002                                                                    $      6,108
Stock-based compensation expense                                                                     8,202
Reclassification to common shares on exercise of options                                               (44)
------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003                                                                    $     14,266
Stock-based compensation expense                                                                    13,837
Reclassification to common shares on exercise of options                                            (2,079)
------------------------------------------------------------------------------------------------------------
Balance, December 31, 2004                                                                    $     26,024
Stock-based compensation expense                                                                    13,077
Accelerated vesting of options on disposal of discontinued operations                                5,205
Reclassification to common shares on exercise of options prior to the Plan                         (11,805)
Accelerated vesting of options pursuant to the Plan                                                  3,056
Reclassification to trust units on exercise of options                                             (12,342)
Reclassification to retained earnings on cash buy-out of options                                   (23,215)
------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2005                                                                    $          -
============================================================================================================

                        TURNING IN THE RIGHT DIRECTION

                                                                            87
                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(e)  EQUITY INCENTIVE PLANS:

     Prior to conversion to a Trust, Precision Drilling Corporation had equity incentive plans under which the exercise price of each option equaled the market value of Precision's stock on the date of grant and an option's maximum term was 10 years. Options vested over a period of one to four years from the date of grant as employees or directors rendered continuous service to Precision.

     Options held by employees of the Energy Services and International Contract Drilling Divisions and of CEDA became fully vested when these businesses were sold during the third quarter of 2005 (see Note 21). Pursuant to the Plan, the remaining outstanding options were exchanged for newly vested options to acquire trust units. The exercise prices of the options to acquire trust units were adjusted downward to reflect the value of the transfer of certain assets to shareholders as part of the Plan. The options to acquire trust units expired on November 22, 2005.

     Upon acceleration of the vesting of options, options holders were given the choice to pay the exercise price and receive a common share or trust unit, as applicable, or to surrender their option for a cash payment equal to the difference between the closing market value of the common share or trust unit one day prior to cash-out and the exercise price. All outstanding options were exercised prior to December 31, 2005.

     A summary of the equity incentive plans, adjusted retroactively to reflect the 2 for 1 stock split on May 18, 2005, as at December 31, 2003, 2004 and 2005 and changes during the periods then ended is presented below:

COMMON SHARE PURCHASE OPTIONS:

                                                                                    Weighted
                                                                        Range of     Average
                                                       Options          Exercise    Exercise       Options
                                                   Outstanding             Price       Price   Exercisable
-----------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2002                     8,238,656    $ 6.75 - 32.95    $19.47       3,255,554
         Granted                                       832,000     24.64 - 25.52     25.31
         Exercised                                  (1,557,850)     6.75 - 25.50     15.17
         Cancelled                                    (726,418)    15.53 - 32.95     22.45
-----------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2003                     6,786,388    $ 6.75 - 32.95    $20.85       4,076,396
         Granted                                     3,381,000     20.13 - 36.32     31.77
         Exercised                                  (3,089,068)     6.75 - 28.78     17.92
         Cancelled                                    (383,200)    15.53 - 32.95     25.68
-----------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2004                     6,695,120    $15.53 - 36.32    $27.44       2,580,302
         Granted                                       696,200     37.76 - 48.29     41.42               -
         Exercised                                  (2,835,802)    15.53 - 48.29     26.07               -
         Cancelled                                    (141,650)    15.53 - 31.87     30.26               -
         Purchased                                  (1,105,018)    15.53 - 45.25     31.30               -
         Exchanged for trust unit purchase options  (3,308,850)    15.53 - 48.29     30.14               -
-----------------------------------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 2005                             -    $            -    $    -               -
===========================================================================================================

TRUST UNIT PURCHASE OPTIONS:
Granted in exchange for Common share
         purchase options pursuant to the Plan       3,308,850    $  nil - 27.25     $9.16       3,308,850
Granted on repricing of common share options             5,600               nil       nil
Exercised                                           (1,676,616)      nil - 27.25      4.93
Purchased                                           (1,637,834)      nil - 27.25     13.46
-----------------------------------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 2005                             -    $            -     $   -               -
===========================================================================================================

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

88
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     In accordance with the Trust's stock option plans, options have an initial exercise price equal to the market price at date of grant. The per share weighted average fair value of stock options granted during the year ended December 31, 2005 was $8.30 (2004 - $7.83; 2003 - $9.74) based on the date of grant valuation using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate of 3.28% (2004 - 3.44%; 2003 - 3.47%), average expected life of 2.92 years (2004 - 2.97 years; 2003 -
3.42 years) and expected volatility of 28.04% (2004 - 32.33%; 2003 - 47.00%).

     For the year ended December 31, 2005, stock-based compensation costs included in net earnings totaled $21.3 million (2004 - $13.8 million; 2003 - $8.2 million), of which $10.1 million (2004 - $5.6 million; 2003 - $1.8 million) relates to discontinued operations.

9.   REORGANIZATION PURSUANT TO PLAN OF ARRANGEMENT

     To effect the reorganization into a trust, for the year ended December 31, 2005, the Trust incurred $17.5 million of reorganization costs comprised as follows:

------------------------------------------------------------------------------
Severance                                                        $     12,600
Legal, accounting, financial advisory services and other                4,912
------------------------------------------------------------------------------
                                                                 $     17,512
==============================================================================

10.  EMPLOYEE BENEFIT PLANS:

     The Trust has registered pension plans covering a significant number of its employees. Of participating employees in continuing operations, all participate in the defined contribution plan. Of participating employees in
discontinued  operations,   approximately  94%  participated  in  the  defined
contribution plan and approximately 6% participated in the defined benefit plan.

(a)  DEFINED CONTRIBUTION PLAN

     Under the defined contribution plan, the Trust matches individual contributions up to 5% of the employee's compensation. Total expense under the defined contribution plan in 2005 was $8.5 million (2004 - $7.3 million; 2003
- $7.5  million),  of which $3.2  million  (2004 - $3.0  million;  2003 - $3.3 million) relates to discontinued operations.

(b)  DEFINED BENEFIT PLANS

     The defined benefit plans were acquired as part of the Reeves Oilfield Services Ltd. acquisition in 2004 (see Note 15) and was closed to new employees since the date of acquisition. The latest actuarial valuations of the defined benefit pension plans were at December 31, 2004. The measurement date used to determine plan assets and accrued benefit obligation was December 31, 2004. Significant actuarial assumptions adopted in measuring the Trust's accrued benefit obligation at the measurement date included a liability discount rate of between 5.5% and 6.0%, an expected long-term rate of return on plan assets of between 5.8% and 6.4% and a rate of compensation increase of between 3.8% and 5.0%, excluding promotions. At the measurement date, the plans had an unfunded deficit of $13.5 million as the accrued benefit obligation of $41.5 million exceeded plan assets of $28.0 million. The unfunded deficit liability was included in accounts payable and accrued liabilities in discontinued operations.

     Expense under the defined benefit plans in 2004 totaled $1.1 million.

(c)  RETIREMENT ALLOWANCE

     With respect to the retirement allowance described in Note 1(l), the Trust charged $201,000 to earnings in 2005 (2004 - $335,000; 2003 - $351,000), and during the year ended December 31, 2005 paid $2.9 million as settlement of this liability. As at December 31, 2004, the Trust had accrued a total of $2.7 million, which amount is included in accounts payable and accrued liabilities.

                        TURNING IN THE RIGHT DIRECTION

                                                                            89
                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


11.  COMMITMENTS:

     The Trust has commitments for operating lease agreements, primarily for vehicles and office space, in the aggregate amount of $27.9 million. Payments over the next five years are as follows:

Total
-------------------------------------------------------------------------------
2006                                                               $     7,362
2007                                                                     5,832
2008                                                                     4,335
2009                                                                     3,674
2010                                                                     3,660
===============================================================================

     Rent expense included in the statements of earnings is as follows:

                                  Continuing     Discontinued
                                  Operations       Operations             Total
-------------------------------------------------------------------------------
2005                            $      2,679     $     11,983      $     14,662
2004                                   5,874           17,284           23,158
2003                                   5,258           18,666            23,924
===============================================================================

12.  INCOME TAXES:

     The provision for income taxes differs from that which would be expected by applying statutory rates. A reconciliation of the difference is as follows:

                                                                   2005             2004              2003
-----------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes    $    293,231     $    289,932      $    219,876
Income tax rate                                                     34%              36%               36%
-----------------------------------------------------------------------------------------------------------
Expected income tax provision                              $     99,699     $    104,375      $     79,155
Add (deduct):
         Non-deductible expenses                                  2,795            4,965             1,234
         Non-deductible stock-based compensation                  3,216            2,948             2,292
         Income of the Trust                                    (23,980)               -                 -
         Utilization of losses and surcharge credits            (10,550)               -                 -
         Non-taxable disposition of investment                        -                -            (2,327)
         Other                                                    1,203           (7,600)           (1,948)
-----------------------------------------------------------------------------------------------------------
                                                                 72,383          104,688            78,406

Reduction of future tax balances due to
         substantively enacted tax rate reductions                    -          (2,887)            (2,678)
-----------------------------------------------------------------------------------------------------------
                                                           $     72,383     $    101,801      $     75,728
-----------------------------------------------------------------------------------------------------------
Effective income tax rate                                           25%              35%               34%
===========================================================================================================

     In 2004, the Province of Alberta enacted a 1.0% reduction in tax rates (2003 and 2002 - 0.5%). This reduction was reflected as a reduction in future tax expense in the respective years.

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

90
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The net future tax liability is comprised of the tax effect of the following temporary differences:

                                                                                    2005              2004
-----------------------------------------------------------------------------------------------------------
Liabilities:
         Property, plant and equipment and intangibles                      $    232,277      $    232,770
         Operations of a partnership with different tax year                           -           124,251
         Deferred financing costs                                                      -             1,584
-----------------------------------------------------------------------------------------------------------
                                                                            $    232,277      $    358,605
-----------------------------------------------------------------------------------------------------------

Assets:
         Bond redemption premium                                            $     20,820      $          -
         Losses carried forward                                                   14,586                 -
         Share issue costs                                                         3,039                 -
         Accrued liabilities                                                       1,910             4,337
         Valuation allowance                                                        (595)                -
-----------------------------------------------------------------------------------------------------------
                                                                            $     39,760       $     4,337
-----------------------------------------------------------------------------------------------------------
                                                                            $    192,517      $    354,268
===========================================================================================================

     PDC and its subsidiaries have available capital losses of $42.4 million of which, after valuation allowances, the benefit of $40.7 million has been recognized. These capital losses can be carried forward indefinitely.

     During 2004, $7.5 million, representing future tax expense on foreign exchange gains associated with the Trust's US$300 million unsecured notes was charged to the cumulative translation account in unitholders' equity. This amount was related to the Trust's discontinued operations. 13. PER UNIT/SHARE
AMOUNTS:

     The following table summarizes the units, adjusted retroactively for a 2 for 1 stock split on May 18, 2005, used in calculating earnings per unit/share:

For the years ended December 31,                                   2005             2004              2003
-----------------------------------------------------------------------------------------------------------
Weighted average units/shares outstanding - basic               123,304          115,654           108,860
Effect of unit/share purchase options                             2,108            1,556             1,738
-----------------------------------------------------------------------------------------------------------
Weighted average units/shares outstanding - diluted             125,412          117,210           110,598
===========================================================================================================

14.  SIGNIFICANT CUSTOMERS:

     During the year ended December 31, 2005 no customers (2004 - one customer; 2003 - two customers) accounted for more than 10% of the Trust's revenue.

15.  ACQUISITIONS:

     Acquisitions have been accounted for by the purchase method with results of operations acquired included in the financial statements from the effective date of acquisition. The details of acquisitions for the past three years are as follows.

     On July 29, 2005, the Trust completed the acquisition of all the issued and outstanding shares of CASCA Electric Ltd. and CASCA Tech Inc. for $30.4 million. No value was assigned to intangibles or goodwill. These operations have been included in discontinued operations.

     During the year ended December 31, 2004, in accordance with the Trust's globalization and technology advancement strategies, the Trust completed several acquisitions, the most significant of which were:

     a) On May 14, 2004, the Trust acquired all of the issued and outstanding shares of Reeves Oilfield Services Ltd. (Reeves), including a 56.5% interest in Allegheny Wireline Services, Inc. (Allegheny). On October 14, 2004, the Trust acquired the remaining 43.5% interest in Allegheny. In the intervening period from the date of acquisition of

                        TURNING IN THE RIGHT DIRECTION

                                                                            91
                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Reeves to the acquisition of the remaining interest in Allegheny, earnings attributable to non-controlling interest totaled $1.3 million. Reeves provides open hole and cased hole logging services to the oil and gas industry with operations in Canada, the United States, Australia, Africa, Europe and the Middle East. Intangible assets acquired relate entirely to intellectual property. The Reeves operations have been included in discontinued operations.

     b) On May 21, 2004, the Trust acquired land drilling assets, located in Venezuela and the Middle East, from GlobalSantaFe Corporation (GlobalSantaFe). Intangible assets acquired relate to non-competition agreements and customer contracts. The Global SantaFe operations have been included in discontinued operations.

                                             Reeves    GlobalSantaFe       Other       Total
---------------------------------------------------------------------------------------------
Net assets acquired at assigned values:
         Working capital                  $  23,000(a)    $  12,463    $      60   $  35,523
         Intangible assets                  106,900          33,138            -     140,038
         Property, plant and equipment       41,730         296,655        1,547     339,932
         Goodwill (no tax basis)            118,531         103,956          130     222,617
         Non-controlling interest in
              earnings of intervening
              period                          1,298               -            -       1,298
Future income taxes                         (37,732)         (9,720)           -     (47,452)
---------------------------------------------------------------------------------------------
                                          $ 253,727       $ 436,492    $   1,737   $ 691,956
---------------------------------------------------------------------------------------------
Consideration:
=============================================================================================
         Cash                             $ 253,727       $ 436,492    $   1,737   $ 691,956
=============================================================================================

(a)  Includes cash of $12,142


     In February 2003, Precision completed the acquisition of the operating assets of MacKenzie Caterers (1984) Ltd., a provider of oilfield camp and catering services in western Canada, for $6.8 million. No value was assigned to intangibles or goodwill.

16.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

     These financial statements have been prepared in accordance with Canadian GAAP which conform with United States generally accepted accounting principles (U.S. GAAP) in all material respects, except as follows:

(a)  INCOME TAXES

     In 2000 the Trust adopted the liability method of accounting for future income taxes without restatement of prior years. As a result, the Trust recorded an adjustment to retained earnings and future tax liability in the amount of $70.0 million at January 1, 2000. U.S. GAAP required the use of the liability method prescribed in the Statement of Financial Accounting Standards
(SFAS) No. 109, which substantially conforms to the Canadian GAAP accounting standard adopted in 2000. Application of U.S. GAAP in years prior to 2000 would have resulted in $70.0 million of additional goodwill being recognized at January 1, 2000 as opposed to an implementation adjustment to retained earnings allowed under Canadian GAAP. Prior to 2002 goodwill was amortized under Canadian and U.S. GAAP. As a result, $7.0 million of amortization was recorded on the additional goodwill in 2000 and 2001 under U.S. GAAP. In 2003, 2004 and 2005, the U.S. GAAP financial statements would reflect an increase in goodwill of $63.0 million and a corresponding increase in retained earnings.

(b)  STOCK-BASED COMPENSATION

     In 2004, under Canadian GAAP, the Trust adopted the fair value of accounting for stock-based compensation with restatement of prior years for share purchase options granted after January 1, 2002. U.S. GAAP allows the use of either the intrinsic method, as prescribed by Accounting Principles Board
(APB) Opinion 25, or the fair value method as prescribed by SFAS 123. Where companies elect to use the intrinsic method, disclosure of the impact of using the fair value method is required.

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

92
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Application of the intrinsic method in accordance with APB Opinion 25 would have resulted in an increase in net earnings of $21.3 million for 2005 (2004 - $13.8 million; 2003 - $8.2 million) and with a corresponding increase in unitholders' equity. Had the Trust determined compensation based on the fair value at the date of grant for its options under SFAS 123, net earnings in accordance with U.S. GAAP would have decreased to $1,588.5 million in 2005 (2004 decreased to $247.8 million; 2003 decreased to $180.7 million). Basic earnings per unit/share would have been $12.88 in 2005 (2004 - $2.14; 2003 - $1.66).

     Under Financial Accounting Standards Board ("FASB") Intrepretation No. 44 (FIN 44") ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION, compensation expense is required to be recognized on certain modifications to stock-based compensation plans. During the year ended December 31, 2005, employee stock options ("options") were subjected to a variety of changes or restructurings which included accelerated vesting, repricing on the date of conversion to an income trust to reflect the transfer of disposal consideration to Precision's shareholders just prior to conversion, or repurchase for cash depending on elections made by the option holders. Under Canadian GAAP, even with the repricing, the options were treated as equity awards and were not accounted for under a variable accounting method. However, under U.S. GAAP, the accelerated vesting represents a restructuring in the form of a modification that would result in a new measurement of compensation expense on the date of the modification using the intrinsic method. For award repricing, this restructuring only results in additional expense provided that the aggregate intrinsic value of the awards immediately after the change is not greater than that immediately before, and the ratio of exercise price per unit/share to the market value per unit/share is not reduced. To the extent that both the criteria are not met, the awards are accounted for under ABP Opinion 25 as a variable award from the date of restructuring to the date the award was exercised. For restructuring in the form of cash buy-out of the options, the intrinsic value was charged to retained earnings under Canadian GAAP, however, under U.S. GAAP the amount was charged to earnings.

(c)  REDEMPTION OF TRUST UNITS

     Under the trust indenture, trust units are redeemable at any time on demand by the unitholder for cash and notes (see Note 8). Under U.S. GAAP, the amount included on the consolidated balance sheet for unitholders' equity would be moved to temporary equity and recorded at an amount equal to the redemption value of the trust units as at the balance sheet date. The same accounting treatment would be applicable to the exchangeable LP units. The redemption value of the trust units and the exchangeable LP units is determined with respect to the trading value of the trust units as at each balance sheet date, and the amount of the redemption value is classified as temporary equity. Changes (increases and decreases) in the redemption value during a period results in a change to temporary equity and is reflected as a reduction in earnings available to unitholders for the year.

(d)  ACQUISITIONS

     Under U.S. GAAP, when significant acquisitions have occurred, supplemental disclosure is required on a pro forma basis of the results of operations for the current prior periods as though the business combination had occurred at the beginning of the period unless it is not practicable to do so. At December 31, 2005, the Trust did not have access to sufficient information to provide this disclosure for acquisitions completed in 2004.

(e)  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     On December 16, 2004, FASB issued SFAS 123R SHARE BASED PAYMENT - AN AMENDMENT OF FASB STATEMENT NO. 123 AND 95. The Statement addresses the accounting for transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. Companies will be required to recognize an expense for compensation cost related stock-based compensation on a basis consistent with SFAS 123 for periods beginning on or after June 15, 2005.

                        TURNING IN THE RIGHT DIRECTION

                                                                            93
                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     In December 2004, FASB issued Statement 153 Exchanges of Nonmonetary Assets - An Amendment of APB Opinion 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges or similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Application is prospective beginning after June 15, 2005, and management does not expect this statement to have a material impact on the consolidated financial statements.

     As of January 1, 2006, the Trust will be required to adopt, for U.S. GAAP purposes, SFAS 154 Accounting Changes and Error Corrections - A Replacement of APB Opinion 20 and SFAS 3. This Statement requires retrospective application of voluntary changes in accounting principles, unless it is impracticable. Management does not expect this standard to have a material impact on the consolidated financial statements.

     The application of U.S. accounting principles would have the following impact on the consolidated financial statements:

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31,                                                     2005           2004           2003
----------------------------------------------------------------------------------------------------------------
Earnings from continuing operations under Canadian GAAP               $   220,848    $   188,131    $   144,148

Adjustments under U.S. GAAP:
         Stock-based compensation expense                                  11,229          8,190          6,366
         Cash buy-out of options                                          (22,119)             -              -
         Intrinsic value recognized on options exercised
              and/or repriced                                              (2,270)             -              -
----------------------------------------------------------------------------------------------------------------
Earnings from continuing operations under U.S. GAAP                       207,688        196,321        150,514
----------------------------------------------------------------------------------------------------------------
Earnings from discontinued operations under Canadian GAAP               1,409,715         59,273         36,326

Adjustments under U.S. GAAP:
         Stock-based compensation expense                                  10,109          5,647          1,836
         Cash buy-out of options                                          (19,968)             -              -
         Intrinsic value recognized on options exercised
              and/or repriced                                             (11,796)             -              -
----------------------------------------------------------------------------------------------------------------
Earnings from discontinued operations under U.S. GAAP                   1,388,060         64,920         38,162
----------------------------------------------------------------------------------------------------------------
Net earnings under U.S. GAAP                                          $ 1,595,748    $   261,241    $   188,676
Cumulative translation adjustment                                               -        (20,933)             -
----------------------------------------------------------------------------------------------------------------
Comprehensive income under U.S. GAAP                                  $ 1,595,748    $   240,308    $   188,676
================================================================================================================
Net earnings under U.S. GAAP                                          $ 1,595,748    $   261,241    $   188,676
Change in redemption value of unitholders' capital                       (378,456)             -              -
----------------------------------------------------------------------------------------------------------------
Net earnings available to unitholders under U.S. GAAP                 $ 1,217,292    $   261,241    $   188,676
================================================================================================================
Earnings from continuing operations per unit/share under U.S. GAAP:
           Basic                                                      $      1.68    $      1.70    $      1.38
           Diluted                                                    $      1.66    $      1.67    $      1.36

Earnings per unit/share under U.S. GAAP before change in redemption value of unitholders' capital:
           Basic                                                      $     12.94    $      2.26    $      1.73
           Diluted                                                    $     12.72    $      2.23    $      1.71

Earnings per unit/share under U.S. GAAP
         after change in redemption value of unitholders' capital:
           Basic                                                      $      9.87    $      2.26    $      1.73
           Diluted                                                    $      9.71    $      2.23    $      1.71
================================================================================================================

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

94
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


BALANCE SHEETS

                                                   DECEMBER 31, 2005            December 31, 2004
-----------------------------------------------------------------------------------------------------
                                              AS REPORTED     U.S. GAAP    As reported     U.S. GAAP
-----------------------------------------------------------------------------------------------------
Current assets                                $   507,690   $   507,690    $   936,074   $   936,074
Property, plant and equipment                     943,900       943,900        897,584       897,584
Intangibles                                           465           465            498           498
Goodwill                                          266,827       329,856        266,827       329,856
Other assets                                            -             -          9,116         9,116
Long-term assets of discontinued operations             -             -      1,741,950     1,741,950
-----------------------------------------------------------------------------------------------------
                                              $ 1,718,882   $ 1,781,911    $ 3,852,049   $ 3,915,078
=====================================================================================================

Current liabilities                           $   354,936   $   354,936    $   378,763   $   378,783
Long-term debt                                     96,838        96,838        718,850       718,850
Future income tax liability                       192,517       192,517        354,268       354,268
Liabilities of discontinued operations                  -             -         78,427        78,407
Temporary equity                                        -     4,304,665              -             -
Unitholders' equity (deficit)                   1,074,591    (3,167,045)     2,321,741     2,384,770
-----------------------------------------------------------------------------------------------------
                                              $ 1,718,882   $ 1,781,911    $ 3,852,049   $ 3,915,078
=====================================================================================================

17.  SEGMENTED INFORMATION:

     The  Trust  operates  primarily  in  Canada,  in two  industry  segments;
Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, camp and catering services, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs and hydraulic well assist snubbing units, and oilfield equipment rental.

                                    Contract      Completion and     Corporate Inter-segment
2005                       Drilling Services  Production Services    and Other   Eliminations        Total
-----------------------------------------------------------------------------------------------------------
Revenue                            $ 916,221          $   369,667    $       -     $ (16,709)  $ 1,269,179
Operating earnings                   404,385              121,643      (60,650)             -      465,378
Depreciation and amortization         39,233               27,402        4,926              -       71,561
Total assets                       1,159,687              486,701       72,494              -    1,718,882
Goodwill                             172,440               94,387            -              -      266,827
Capital expenditures*                106,986               34,576       13,689              -      155,251
===========================================================================================================

                                    Contract      Completion and     Corporate Inter-segment
2004                       Drilling Services  Production Services    and Other   EliminationsTotal
-----------------------------------------------------------------------------------------------------------
Revenue                            $ 727,710          $   313,386    $       -     $ (12,608)  $ 1,028,488
Operating earnings                   282,315               77,074      (28,076)             -      331,313
Depreciation and amortization         42,245               27,508        5,076              -       74,829
Total assets                         971,863              461,191      180,009              -    1,613,063
Goodwill                             172,440               94,387            -              -      266,827
Capital expenditures*                 74,975               31,759       15,958              -      122,692
===========================================================================================================

                                    Contract       Completion and    Corporate Inter-segment
2003                       Drilling Services  Production Services    and Other   EliminationsTotal
-----------------------------------------------------------------------------------------------------------
Revenue                            $ 663,619          $   263,218    $       -     $ (11,667)  $   915,170
Operating earnings                   218,012               48,706      (14,269)             -      252,449
Depreciation and amortization         47,895               25,720        4,497              -       78,112
Total assets                         919,383              448,067       90,984              -    1,458,434
Goodwill                             172,440               94,387            -              -      266,827
Capital expenditures*                 47,918               25,410       22,871              -       96,199
===========================================================================================================

*  EXCLUDES BUSINESS ACQUISITIONS

                        TURNING IN THE RIGHT DIRECTION

                                                                            95
                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


18.  FINANCIAL INSTRUMENTS:

(a)  FAIR VALUE

     The carrying value of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, income tax payable and distributions payable approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of long-term debt approximates its carrying value as it bears interest at floating rates.

     The fair values of the unsecured debentures and notes have been calculated with reference to the year end prevailing interest and foreign exchange rates and are as follows:

                                                               DECEMBER 31, 2005         December 31, 2004
-----------------------------------------------------------------------------------------------------------
($ millions)                             CARRYING VALUE      FAIR VALUE     Carrying Value      Fair Value
-----------------------------------------------------------------------------------------------------------
Unsecured debentures - Series 1                       -               -              200.0           215.4
Unsecured debentures - Series 2                       -               -              150.0           174.5
Unsecured notes, US$300.0 million                     -               -              368.9           384.8
===========================================================================================================

(b)  CREDIT RISK

     Accounts receivable includes balances from a large number of customers primarily operating in the oil and gas industry. The Trust assesses the credit worthiness of its customers on an ongoing basis as well as monitoring the amount and age of balances outstanding. Accordingly, the Trust views the credit risks on these amounts as normal for the industry. As at December 31, 2005 the Trust's allowance for doubtful accounts was $5.1 million (December 31, 2004 - $13.7 million, of which $8.5 million related to discontinued operations).

(c)  INTEREST RATE RISK

     The Trust is exposed to interest rate risk with respect to interest expense on its extendible revolving credit facilities.

(d)  FOREIGN CURRENCY RISK

     The Trust was exposed to foreign currency fluctuations in relation to its international operations prior to their disposal (see Note 21). To manage a portion of this exposure, the Trust designated the U.S. $300.0 million notes as a hedge against foreign currency fluctuations of its investment in self-sustaining foreign operations. A net foreign exchange gain of $10.1 million associated with these notes was included in the cumulative translation account during 2005 (2004 - gain of $43.1 million). The cumulative translation account at August 31, 2005 of $24.8 million was charged to the gain on disposal of discontinued operations.

19.  SUPPLEMENTAL INFORMATION:

                                                                   2005            2004               2003
-----------------------------------------------------------------------------------------------------------
Interest paid:
         - continuing operations                           $     43,232     $    45,338       $     34,917
         - discontinued operations                                  304             997              1,804
-----------------------------------------------------------------------------------------------------------
                                                           $     43,536     $    46,335       $     36,721
-----------------------------------------------------------------------------------------------------------
Income taxes paid:
         - continuing operations                           $     91,496     $    38,759       $     25,842
         - discontinued operations                               35,176          35,935             18,152
-----------------------------------------------------------------------------------------------------------
                                                           $    126,672     $    74,694       $     43,994
-----------------------------------------------------------------------------------------------------------

Components of change in non-cash working capital balances:
         Accounts receivable                               $   (171,363)    $   (42,714)      $    (98,501)
         Inventory                                                  699          (2,017)             1,269
         Accounts payable and accrued liabilities                13,871           5,964             19,890
         Income taxes payable                                   149,906          14,939             14,986
-----------------------------------------------------------------------------------------------------------
                                                           $     (6,887)    $   (23,828)      $    (62,356)
===========================================================================================================

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

96
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The components of accounts receivable are as follows:

                                                                                   2005               2004
-----------------------------------------------------------------------------------------------------------
Trade                                                                       $   306,264       $    203,976
Accrued trade                                                                   148,537             88,746
Prepaids and other                                                               45,854             16,570
-----------------------------------------------------------------------------------------------------------
                                                                            $   500,655       $    309,292
===========================================================================================================

     The components of accounts payable and accrued liabilities are as follows:

                                                                                   2005               2004
-----------------------------------------------------------------------------------------------------------
Accounts payable                                                            $    71,027       $     25,658

Accrued liabilities
         Payroll                                                                 30,351             30,048
         Other                                                                   32,925             64,726
-----------------------------------------------------------------------------------------------------------
                                                                            $   134,303       $    120,432
===========================================================================================================

20.  CONTINGENCIES:

     The business and operations of the Trust are complex and the Trust has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions, and in particular those completed within the last five years, involves many complex factors as well as the Trust's interpretation of relevant tax legislation and regulations. The Trust's management believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge the Trust's interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Trust and the amount payable could be up to $300.0 million.

     The Trust, through the performance of its services, product sales and business arrangements, is sometimes named as a defendant in litigation. The outcome of such claims against the Trust is not determinable at this time, however, their ultimate resolution is not expected to have a material adverse effect on the Trust.

     The Trust maintains a level of insurance coverage deemed appropriate by management for matters for which insurance coverage can be acquired.

21.  DISCONTINUED OPERATIONS:

     On August 31, 2005, the Trust sold its Energy Services and International Contract Drilling divisions to Weatherford International Ltd. ("Weatherford") for proceeds of approximately $1.13 billion cash and 26 million common shares of Weatherford, valued at $2.1 billion. In conjunction with the Plan of Arrangement, the Trust then transferred a total of $2.9 billion of this consideration to unitholders, being $844.3 million in cash and 25.7 million Weatherford common shares, valued at $2.0 billion which represents the fair value of the shares at the date of transfer. Included in the statement of earnings for the year ended December 31, 2005 is a loss on disposal of these shares of $71.0 million. In conjunction with this sale, a working capital adjustment has been included as part of the purchase and sale agreement. This adjustment is calculated based on the period January 1, 2005 to August 31, 2005 (the closing date of the sale) and is subject to certain interpretations and assessments as to the working capital balances as at August 31, 2005 and December 31, 2004. As at December 31, 2005, the Trust has included as part of the gain on disposal of discontinued operations an amount of $20.0 million owing to it, representing its best estimate of the final working capital adjustment. However, this amount is subject to change depending on the

                        TURNING IN THE RIGHT DIRECTION

                                                                            97
                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


outcome of ongoing discussion and possible arbitration and could adjust the disposal proceeds. Management estimates that ultimate settlement of this issue will not have a material impact on the recorded gain on disposal of discontinued operations.

     On September 13, 2005, the Trust sold its industrial plant maintenance business carried on by CEDA to Borealis Investments Inc., an investment entity of the Ontario Municipal Employees Retirement System, for proceeds of approximately $274.0 million. Included in the CEDA proceeds was $26.8 million for the purchase of all the issued and outstanding shares of CASCA Electric Ltd. and CASCA Tech Inc., a transaction undertaken by CEDA on July 29, 2005. The Energy Services, International Contract Drilling and CEDA assets were included in the Energy Services, Contract Drilling and Rental and Production segments respectively and were disposed in accordance with an extensive process undertaken by the Trust's board of directors to explore avenues of valuation creation for the Trust's unitholders.

     On February 12, 2004, the Trust sold substantially all of the assets of Fleet Cementers, Inc. for proceeds of $25.7 million. On May 7, 2004, the Trust sold the assets of the Polar Completions division for proceeds of $15.0 million, subject to working capital adjustments. On August 31, 2004, the Trust sold its 65% interest in United Diamond Ltd. for proceeds of $8.5 million. Additional proceeds in the amount of up to $9.5 million are receivable with respect to the sale of United Diamond Ltd., contingent upon the extent of future business undertaken between the Trust and United Diamond Ltd. No portion of the $9.5 million of contingent proceeds has been recognized. These assets were included in the Energy Services segment and were disposed of as they were not a core component, at that time, to the energy services globalization strategy.

     Effective January 1, 2003, the Trust sold Energy Industries Inc., a wholly-owned subsidiary for $60.0 million cash. Energy Industries designed and manufactured modularized natural gas compression packages. These assets were included in the Rental and Production segment and were disposed of as they were not a core component, at that time, to the globalization strategy.

     In May 2003, the Trust sold its 50% interest in Energy Equipment Rentals General partnership ("EER") and Oil Drilling Exploration (Argentina) SA ("OD&E") for cash proceeds of $6.9 million, net of transaction costs. Both entities were components of the Contract Drilling segment and were disposed of as they were not a core component, at that time, to the contract drilling globalization strategy.

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

98
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Results of the operations of these businesses have been classified as results of discontinued operations. The following table provides additional information with respect to amounts included in the results of discontinued operations:

                                                                2005           2004           2003
---------------------------------------------------------------------------------------------------
Revenue

         Energy services                                 $   689,319    $   898,199    $   762,536
         International contract drilling                     204,987        246,612        114,691
         Industrial plant maintenance                        149,371        175,802        174,246
---------------------------------------------------------------------------------------------------
                                                         $ 1,043,677    $ 1,320,613    $ 1,051,473
===================================================================================================
Gain on disposal of Energy Industries                    $         -    $         -    $    13,071
Gain on disposal of EER and OD&E                                   -              -          4,389
Loss on disposal of Fleet Cementers' assets                        -           (362)             -
Loss on disposal of United Diamond                                 -           (254)             -
Gain on disposal of Energy services and
         International contract drilling                   1,203,309              -              -
Gain on disposal of Industrial plant maintenance             132,073              -              -
---------------------------------------------------------------------------------------------------
                                                         $ 1,335,382    $      (616)   $    17,460
---------------------------------------------------------------------------------------------------
Results of operations before income taxes

         Energy services                                 $    76,607    $    33,060    $   (12,631)
         International contract drilling                      41,171         65,043         42,959
         Industrial plant maintenance                         18,135         19,658         20,683
         Other                                               (22,298)       (20,251)       (29,210)
         Writedown of assets held for sale                         -         (6,117)       (10,799)
---------------------------------------------------------------------------------------------------
                                                             113,615         91,393         11,002

Income tax expense (recovery)                                 39,282         28,824         (9,616)
---------------------------------------------------------------------------------------------------

Results of operations, before non-controlling interest        74,333         62,569         20,618

         Non-controlling interest                                  -          2,680          1,752
---------------------------------------------------------------------------------------------------
                                                              74,333         59,889         18,866
---------------------------------------------------------------------------------------------------

Discontinued operations                                  $ 1,409,715    $    59,273    $    36,326
===================================================================================================

     The  following  table  provides  additional  information  with respect to
amounts   included  in  the  balance  sheet  as  assets  and   liabilities  of
discontinued operations:

                                                                           2005              2004
---------------------------------------------------------------------------------------------------
Accounts receivable                                                $          -      $    381,707
Inventory                                                                     -           106,618
Future income tax asset                                                       -             8,711
Other                                                                         -                 -
---------------------------------------------------------------------------------------------------
                                                                   $          -      $    497,036
===================================================================================================
Property, plant and equipment                                      $          -      $  1,047,937
Intangibles                                                                   -           191,167
Goodwill                                                                      -           468,586
Future income tax asset                                                       -            34,260
---------------------------------------------------------------------------------------------------
                                                                   $          -      $  1,741,950
===================================================================================================
Accounts payable and accrued liabilities                           $          -      $    219,940
Income taxes payable                                                          -            17,479
Future income tax liability                                                   -             7,270
Other                                                                         -                18
---------------------------------------------------------------------------------------------------
                                                                   $          -      $    244,707
===================================================================================================
Future income tax liability                                        $          -      $     78,407
Other                                                                         -                20
---------------------------------------------------------------------------------------------------
                                                                   $          -      $     78,427
===================================================================================================

                        TURNING IN THE RIGHT DIRECTION

                                                                            99
                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The following table provides additional information with respect to amounts included in the statements of cash flow related to discontinued operations:

                                                                   2005            2004              2003
----------------------------------------------------------------------------------------------------------
Net earnings of discontinued operations                    $  1,409,715     $    59,273      $     36,326
Items not affecting cash:
         Loss (gain) on disposal of discontinued operations  (1,335,382)            616            (17,460
         Depreciation and amortization                           95,794         130,163           101,016
         Writedown of assets of discontinued operations               -           3,293            10,799
         Stock-based compensation                                10,109           5,647             1,836
         Future income taxes                                     (1,735)        (17,383)          (26,965)
         Gain on disposal of investments                              -               -            (1,862)
         Unrealized foreign exchange loss (gain)
              on long-term monetary items                         4,829           2,729           (16,391)
         Non-controlling interest                                     -           2,680             1,752
----------------------------------------------------------------------------------------------------------
Funds provided by discontinued operations                  $    183,330     $   187,018      $     89,051
==========================================================================================================

     Components   of  changes  in  non-cash   working   capital   balances  of
discontinued operations:

                                                                   2005            2004              2003
----------------------------------------------------------------------------------------------------------
Accounts receivable                                        $    (60,912)     $  (93,743)      $   (12,175)
Inventory                                                       (23,463)          5,725            (4,370)
Accounts payable and accrued liabilities                          1,688          52,861           (15,327)
Income taxes payable                                             (3,623)          8,360               327
----------------------------------------------------------------------------------------------------------
                                                           $    (86,310)     $  (26,797)      $   (31,545)
==========================================================================================================

22.  GUARANTEES:

     The Trust has entered into agreements indemnifying certain parties primarily with respect to tax and specific third party claims associated with businesses sold by the Trust. Due to the nature of the indemnifications, the maximum exposure under these agreements cannot be estimated. No amounts have been recorded for the indemnities as the Trust's obligations under them are not probable and estimable.

23.  RELATED PARTY TRANSACTIONS:

     A director of PDC is a partner at a law firm used by PDC and the Trust for various legal matters. During the year ended December 31, 2005, the Trust incurred a total of $6.1 million in legal fees. These transactions were incurred in the normal course of business and were recorded at the exchange amounts.

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

100
SUPPLEMENTARY INFORMATION


SHARE TRADING SUMMARY



THE TORONTO STOCK EXCHANGE
                                                                              Volume of
(IN CANADIAN DOLLARS)        High ($)          Low ($)         Close ($)    Units /Shares         Value ($)
-----------------------------------------------------------------------------------------------------------
2005
         March 31              48.75            42.70             45.25       45,071,824     1,970,416,258
         June 30               52.06            43.41             48.29       53,934,967     2,587,665,996
         September 30          60.98            55.68             57.21       63,120,732     3,456,991,440
         December 31           58.00            30.50             38.38      101,050,308     4,489,458,985
-----------------------------------------------------------------------------------------------------------
                               60.98            30.50             38.38      263,177,831    12,504,532,679
===========================================================================================================

2004
         March 31              33.75            27.95             30.65       34,474,650     1,075,594,484
         June 30               34.69            29.08             31.87       40,331,590     1,273,947,954
         September 30          36.62            31.28             36.32       32,232,546     1,075,975,183
         December 31           39.35            34.66             37.76       37,885,030     1,399,243,059
-----------------------------------------------------------------------------------------------------------
                               39.35            27.95             37.76      144,923,816     4,824,760,679
===========================================================================================================

2003
         March 31              28.34            23.88             24.64       35,534,762       911,709,933
         June 30               27.39            22.65             25.41       37,006,528       935,497,293
         September 30          27.87            24.31             25.52       29,212,892       757,572,958
         December 31           29.37            25.06             28.38       29,326,660       786,325,972
-----------------------------------------------------------------------------------------------------------
                               29.37            22.65             28.38      131,116,842     3,391,106,156
===========================================================================================================

TRUST UNITS ARE EFFECTIVE FROM NOVEMBER 7, 2005 TO DECEMBER 31, 2005.

ON NOVEMBER 7, 2005 A SPECIAL CASH PAYMENT AND THE TRANSFER OF SHARES IN WEATHERFORD INTERNATIONAL LTD. WAS MADE TO SHAREHOLDERS.


THE NEW YORK STOCK EXCHANGE
                                                                               Volume of
(IN U.S. DOLLARS)           High ($)          Low ($)         Close ($)     Units/Shares         Value ($)
-----------------------------------------------------------------------------------------------------------
2005
         March 31              39.85            28.89             37.33       36,040,200     1,281,553,471
         June 30               41.64            34.64             39.48       44,946,100     1,714,473,479
         September 30          51.72            38.08             49.20       48,167,700     2,146,444,231
         December 31           49.76            25.85             33.00       33,319,300     1,246,508,332
-----------------------------------------------------------------------------------------------------------
                               51.72            25.85             33.00      162,473,300     6,388,979,513
===========================================================================================================

2004
         March 31              25.25            21.65             23.29       23,790,200      562,422,262
         June 30               25.65            21.15             24.01       29,068,800      672,015,006
         September 30          28.88            23.44             28.75       30,822,800      789,945,011
         December 31           33.10            27.93             31.40       37,652,800    1,139,188,768
-----------------------------------------------------------------------------------------------------------
                               33.10            21.15             31.40      121,334,600     3,163,571,047
===========================================================================================================

2003
         March 31              19.00            15.55             16.69       29,471,600       504,181,610
         June 30               20.26            15.63             18.88       27,418,400       495,853,163
         September 30          20.11            17.50             18.83       29,922,400       565,302,743
         December 31           22.04            18.92             21.84       23,032,200       464,932,490
-----------------------------------------------------------------------------------------------------------
                               22.04            15.55             21.84      109,944,600     2,030,270,006
===========================================================================================================

TRUST UNITS ARE EFFECTIVE FROM NOVEMBER 7, 2005 TO DECEMBER 31, 2005.

ON NOVEMBER 7, 2005 A SPECIAL CASH PAYMENT AND THE TRANSFER OF SHARES IN WEATHERFORD INTERNATIONAL LTD. WAS MADE TO SHAREHOLDERS.

                        TURNING IN THE RIGHT DIRECTION

                                                                           101
                                                     SUPPLEMENTARY INFORMATION



STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)
(STATED IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER UNIT/SHARE AMOUNTS)

Years ended December 31,                                          2005         2004       2003
-----------------------------------------------------------------------------------------------
Revenue                                                    $   1,269.2  $   1,028.5  $   915.2

Expenses:
         Operating                                               641.8        566.3      544.2
         General and administrative                               76.4         64.2       42.7
         Depreciation and amortization                            71.6         74.8       78.1
         Foreign exchange                                         (3.5)        (8.1)      (2.2)
         Reorganization costs                                     17.5          -          -
-----------------------------------------------------------------------------------------------

Operating earnings                                               465.4        331.3      252.4
Interest, net                                                     29.3         46.3       34.0
Premium on redemption of bonds                                    71.9          -          -
Loss on disposal of short-term investments                        71.0          -          -
Gain on disposal of investments                                    -           (4.9)      (1.5)
-----------------------------------------------------------------------------------------------

Earnings from continuing operations before income taxes          293.2        289.9      219.9
Income taxes                                                      72.4        101.8       75.7
-----------------------------------------------------------------------------------------------

Earnings from continuing operations                              220.8        188.1      144.2
Discontinued operations                                        1,409.8         59.3       36.3
-----------------------------------------------------------------------------------------------

Net earnings                                                   1,630.6        247.4      180.5
Retained earnings, beginning of period                         1,041.7        794.3      613.8
Adjustment on cash purchase of employee stock options            (42.1)         -          -
Reclassification from contributed surplus on cash buyout
         of employee stock options                                23.2          -          -
Distribution of disposal proceeds                             (2,851.8)         -          -
Repurchase of common shares of dissenting shareholders           (34.4)         -          -
Distributions                                                    (70.5)         -          -
-----------------------------------------------------------------------------------------------
Retained earnings (deficit), end of period                 $    (303.3) $   1,041.7  $   794.3
================================================================================================

Earnings per unit/share from continuing operations:
         Basic ($)                                                 1.79         1.63       1.33
         Diluted ($)                                               1.76         1.61       1.31

Earnings per unit/share:
         Basic ($)                                                13.22         2.14       1.66
         Diluted ($)                                              13.00         2.11       1.63
================================================================================================

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

102
SUPPLEMENTARY INFORMATION


ADDITIONAL SELECTED FINANCIAL INFORMATION

(STATED IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER UNIT/SHARE AMOUNTS)
Years ended December 31,                                                    2005         2004            2003
--------------------------------------------------------------------------------------------------------------
RETURNS

         Return on sales - %(1)                                             17.4         18.3            15.8
         Return on assets - %(2)                                            43.3          7.3             6.3
         Return on equity - %(3)                                            66.1         12.3            11.0
--------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS

         Working capital                                                $  152.8     $  557.3       $   249.0
         Current ratio                                                      1.43         2.47            1.57
         PP&E and intangibles                                           $  944.4     $  898.1       $   887.7
         Total assets                                                   $1,718.9     $3,852.0       $ 2,932.0
         Long-term debt                                                 $   96.8     $  718.9       $   399.4
         Unitholders' equity                                            $1,074.6     $2,321.7       $ 1,745.3
         Long-term debt to long-term debt plus equity                       0.08         0.24            0.19
         Interest coverage(4)                                               15.9          7.2             7.4
--------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL DATA

         Net capital expenditures from continuing operations
             excluding business acquisitions                            $  140.1     $  113.9       $    84.9
         EBITDA(5)                                                      $  536.9     $  406.1       $   330.6
         EBITDA - % of revenue                                              42.3         39.5            36.1
         Operating earnings                                             $  465.4     $  331.3       $   252.4
         Operating earnings - % of revenue                                  36.7         32.2            27.6
         Cash flow from operations                                      $  203.1     $  287.8       $   200.9
         Cash flow from operations per unit/share
              Basic                                                     $   1.65     $   2.49       $    1.85
              Diluted                                                   $   1.62     $   2.46       $    1.82
         Book value per unit/share (6)                                  $   8.57     $  19.10       $   15.91
         Price earnings ratio(7)                                            2.90         17.6            17.1
         Basic weighted average trust units/shares outstanding (000's)   123,304      115,654         108,860
==============================================================================================================

(1) RETURN ON SALES WAS CALCULATED BY DIVIDING EARNINGS FROM CONTINUING OPERATIONS BY TOTAL REVENUES.

(2) RETURN ON ASSETS WAS CALCULATED BY DIVIDING NET EARNINGS BY QUARTER AVERAGE TOTAL ASSETS.

(3) RETURN ON EQUITY WAS CALCULATED BY DIVIDING NET EARNINGS BY QUARTER AVERAGE TOTAL UNITHOLDER'S EQUITY.

(4) INTEREST COVERAGE WAS CALCULATED BY DIVIDING OPERATING EARNINGS BY NET INTEREST EXPENSE.

(5) EARNINGS BEFORE NET INTEREST, TAXES, DEPRECIATION, AMORTIZATION, NON-CONTROLLING INTEREST, DIVIDEND INCOME, GAIN ON DISPOSAL OF INVESTMENTS AND SUBSIDIARY, REDUCTION IN CARRYING AMOUNTS OF INVESTMENTS AND PROPERTY, PLANT AND EQUIPMENT AND DISCONTINUED OPERATIONS. EBITDA IS NOT A RECOGNIZED MEASURE UNDER CANADIAN GAAP. MANAGEMENT BELIEVES THAT IN ADDITION TO NET EARNINGS, EBITDA IS A USEFUL SUPPLEMENTAL MEASURE AS IT PROVIDES AN INDICATION OF THE RESULTS GENERATED BY THE TRUST'S PRINCIPAL BUSINESS ACTIVITIES PRIOR TO CONSIDERATION OF HOW THOSE ACTIVITIES ARE FINANCED OR HOW THE RESULTS ARE TAXED IN VARIOUS JURISDICTIONS AND PRIOR TO THE IMPACT OF DEPRECIATION AND AMORTIZATION. INVESTORS SHOULD BE CAUTIONED, HOWEVER, THAT EBITDA SHOULD NOT BE CONSTRUED AS AN ALTERNATIVE TO NET EARNINGS DETERMINED IN ACCORDANCE WITH GAAP AS AN INDICATOR OF PRECISION'S PERFORMANCE. PRECISION'S METHOD OF CALCULATING EBITDA MAY DIFFER FROM OTHER COMPANIES AND, ACCORDINGLY, EBITDA MAY NOT BE COMPARABLE TO MEASURES USED BY OTHER COMPANIES.

(6) BOOK VALUE PER UNIT/SHARE WAS CALCULATED BY DIVIDING UNITHOLDERS' EQUITY BY UNITS/SHARES OUTSTANDING.

(7)  YEAR END CLOSING PRICED DIVIDED BY BASIC EARNINGS PER UNIT/SHARE.

                        TURNING IN THE RIGHT DIRECTION

                                                        UNITHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

Units of Precision Drilling Trust are listed on the Toronto Stock Exchange under the trading symbol PD.UN, in U.S dollars under the trading symbol PD.U, and on the New York Stock Exchange under the trading symbol PDS.

VOTING RIGHTS

Unitholders receive one vote for each Trust unit or Precision Drilling Limited Partnership Class B limited partnership unit held.

TRUST UNIT TRADING PROFILE

TORONTO (TSX: PD.UN)
November 7, 2005 to December 31, 2005:
High: $39.75, Low $30.50
Volume Traded: 46,918,431

NEW YORK (NYSE: PDS)
November 7, 2005 to December 31, 2005:
High: US$34.01, Low US$25.85
Volume Traded: 12,797,300

TORONTO (TSX: PD.U)
November 7, 2005 to December 31, 2005:
High: US$34.41, Low US$25.00
Volume Traded: 46,674

As a Precision Drilling Trust unitholder or as a holder of Class B limited partnership units of Precision Drilling Limited Partnership which are exchangeable on a one for one basis with units of the Trust, you are invited to take advantage of unitholder services or to request more information about Precision.

ACCOUNT QUESTIONS

Our Transfer Agent can help you with a variety of unitholder related services, including:

o   Change of address

o   Lost unit certificates

o   Transfer of trust units to another person

o   Estate settlement

You can call our Transfer Agent toll free at: 1-888-267-6555

You can write to them at:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

Or you can email them at: caregistryinfo@computershare.com

Unitholders of record who receive more than one copy of this annual report can contact our Transfer Agent and arrange to have their accounts consolidated. Unitholders who own Precision Drilling Trust units through a brokerage firm can contact their broker to request consolidation of their accounts.

QUARTERLY UPDATES

If you would like to receive interim reports but are not a registered unitholder, please write or call us with your name and address. To receive our news releases by fax, please forward your fax number to us.

ONLINE INFORMATION

To receive our news releases by email, or to view this annual report, please visit our website at www.precisiondrilling.com and refer to the Investor Relations section.

PUBLISHED INFORMATION

If you wish to receive copies of the 2005 Annual Information Form as filed with the Canadian securities commissions and as filed under Form 40-F with the United States Securities and Exchange Commission, or additional copies of this annual report, please contact:

     Vice President, Corporate Services and
     Corporate Secretary
     Precision Drilling Corporation
     4200, 150 - 6th Avenue SW
     Calgary, Alberta T2P 3Y7
     Telephone: 403-716-4500
     Facsimile: 403-264-0251

ESTIMATED INTERIM RELEASE DATE

2006 First Quarter - April 26, 2006

2006 Second Quarter - July 27, 2006

2006 Third Quarter - October 26, 2006

             PRECISION DRILLING CORPORATION - ANNUAL REPORT 2005

104

CORPORATE INFORMATION




HEAD OFFICE                               LEAD BANK

PRECISION DRILLING TRUST                  ROYAL BANK OF CANADA
4200, 150 - 6th Avenue SW                 Calgary, Alberta
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403-716-4500                   AUDITOR
Facsimile: 403-264-0251                   KPMG LLP
Email: info@precisiondrilling.com         Calgary, Alberta
www.precisiondrilling.com
                                          TRANSFER AGENT AND REGISTRAR
TRUSTEES AND DIRECTORS                    COMPUTERSHARE TRUST COMPANY OF CANADA
                                          Calgary, Alberta
W.C. (Mickey) Dunn
Brian A. Felesky, CM, Q.C.                TRANSFER POINT
Robert J.S. Gibson                        COMPUTERSHARE TRUST COMPANY, INC.
Patrick M. Murray                         New York, New York
Frederick W. Pheasey
Robert L. Phillips
Hank B. Swartout
H. Garth Wiggins
See page 41 for biographies


OFFICERS

HANK B. SWARTOUT
Chairman of the Board and
Chief Executive Officer

GENE C. STAHL
President and Chief Operating Officer

DOUG J. STRONG
Chief Financial Officer

DARREN J. RUHR
Vice President, Corporate Services and
Corporate Secretary

[GRAPHIC OMITTED]                                             [GRAPHIC OMITTED]
[LOGO - PRECISION DRILLING]                                     [COMPUTERSHARE]

                                                9th Floor, 100 University Avenue
                                                        Toronto, Ontario M5J 2Y1
                                                           www.computershare.com





                                                      Security Class


                                                      Holder Account Number



                                                      Intermediary



                                                                           ----
                                                                           Fold

================================================================================
VOTING INSTRUCTION FORM ("VIF") - ANNUAL MEETING TO BE HELD ON MAY 9, 2006
================================================================================
NON-REGISTERED (BENEFICIAL) UNITHOLDERS OF PRECISION DRILLING TRUST

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the unityholders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered unitholder, in accordance with your instructions.
2. WE ARE PROHIBITED FROM VOTING THESE SECURITIES ON ANY OF THE MATTERS TO BE ACTED UPON AT THE MEETING WITHOUT YOUR SPECIFIC VOTING INSTRUCTIONS. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you wish to attend the meeting in person or appoint some other person or company, who need not be a unitholder, to attend and act on your behalf at the meeting, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).
4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.
7. This VIF confers discretionary authority on the appointee to vate as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Should you wish to receive a legal form of proxy, please indicate in the space provided (please see reverse) and one will be sent to you by mail. Please remember that a legal proxy is subject to all the terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

                                                                         ----
                                                                         Fold

   VIFs submitted must be received by 3:00 pm, Calgary Time, on May 5, 2006.


 VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

---------------------------             --------------------------
To Vote Using the Telephone             To Vote Using the Internet
---------------------------             --------------------------
o  Call the toll free number            o Go to the following web site:
   listed BELOW from a touch
   tone telephone.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

VOTING BY MAIL may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

VOTING BY MAIL OR BY INTERNET are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

APPOINTEE(S)

The undersigned unitholder of        If you wish to attend in
Precision Drilling Trust (the        person or appoint someone
"Trust") hereby appoints Gene   OR   else to attend on your    [______________]
Stahl of Calgary, Alberta, or        behalf, print your name
failing him, Doug J. Strong of       or the name of your
Calgary, Alberta                     appointee in this space
                                     (see Note #3 on reverse).


as proxyholder to attend and vote for and on behalf of the undersigned at the annual meeting of the Trust (the "Meeting") to be held at the Calgary Petroleum Club, 319-5th Avenue SW Calgary, Alberta on Tuesday, May 9, 2006 at 3:00 p.m. (Calgary Time) and at any adjournments thereof, and without limiting the foregoing, the said proxyholder is hereby instructed to vote at the said Meeting as follows:


VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. ELECTION OF THE BOARD OF TRUSTEES OF THE TRUST
Electing the following nominees as the Board of Trustees
of the Trust for the ensuing year:                              For    Withhold
Robert J.S.Gibson
Patrick M. Murray                                               [_]      [_]
H. Garth Wiggins

                                                                         ----
                                                                         Fold
------------------------------------------------------------------------------
2. APPROVAL OF THE BOARD OF DIRECTORS OF PRECISION DRILLING CORPORATION Approving the following nominees for appointment to
the Board of Directors of Precision Drilling Corporation        For    Against
for the ensuing year:
W.C. (Mickey) Dunn                                              [_]      [_]
Brian A. Felesky
Robert J.S.Gibson
Patrick M. Murray
Frederick W. Pheasey
Robert L. Phillips
Hank B. Swartout
H. Garth Wiggins

------------------------------------------------------------------------------
3. APPOINTMENT OF AUDITORS
Appointing KPMG LLP as the auditor of the Trust for            For    Withhold
the ensuing year.
                                                               [_]      [_]

------------------------------------------------------------------------------
4. ON ANY OTHER BUSINESS
which may properly come before the Meeting, or any            For    Withhold
adjoumment(s) thereof, the proxy is authorized to
act or vote as he or she in his or her discretion             [_]      [_]
may determine.

                                                                         ----
                                                                         Fold
------------------------------------------------------------------------------
                                            Signature(s)             Date
AUTHORIZED SIGNATURE(S) - THIS SECTION
MUST BE COMPLETED FOR YOUR INSTRUCTIONS    [___________________]     __|__|__
TO BE EXECUTED.
If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

--------------------------------------------------------------------------------

INTERIM FINANCIAL STATEMENTS          ANNUAL REPORT
Mark this box if you would like       Mark this box if you would like      Mark this box if you
to receive Interim Financial   [_]    to receive the Annual Report    [_]  would like to receive a  [_]
Statements and accompanying           and accompanying Annual              legal form of proxy
Management's Discussion and           Financial Statements                 (see Note #8 on reverse)
Analysis by mail.                     and Management's Discussion
                                      and Analysis by mail.

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

o                                      AR1                           PDAQ     +

[GRAPHIC OMITTED]
[LOGO - PRECISION DRILLING]






                                                                          ----
                                                                          Fold

================================================================================
FORM OF PROXY - ANNUAL MEETING TO BE HELD ON MAY 9,2006
================================================================================

THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT.

Notes to proxy
1. Every unitholder has the right to appoint some other person or company of their choice, who need not be a unitholder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the unitholder.
5. The securities represented by this proxy will be voted as directed by the unitholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the unitholder, on any ballot that may be called for and, if the unitholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.


 Proxies submitted must be received by 3:00 pm, Calgary Time, on May 5, 2006.


                                                                          ----
                                                                          Fold

APPOINTMENT OF PROXYHOLDER           Print the name of the person
The undersigned unitholder of        you are OR appointing
Precision Drilling Trust (the   OR   if this person is someone    [___________]
"Trust") hereby appoints Gene        other than the Management
Stahl of Calgary, Alberta, or        Nominees listed herein.
failing him, Doug J. Strong of
Calgary, Alberta


as proxyholder to attend and vote for and on behalf of the undersigned at the annual meeting of the Trust (the "Meeting") to be held at the Calgary Petroleum Club, 319-5th Avenue SW Calgary, Alberta on Tuesday, May 9,2006 at 3:00 p.m. (Calgary Time) and at any adjournments thereof, and without limiting the foregoing, the said proxyholder is hereby instructed to vote at the said Meeting as follows:


VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. ELECTION OF THE BOARD OF TRUSTEES OF THE TRUST
Electing the following nominees as the Board of Trustees      For   Withhold
of the Trust for the ensuing year:
Robert J.S. Gibson                                            [_]      [_]
Patrick M. Murray
H. Garth Wiggins
                                                                          ----
                                                                          Fold
------------------------------------------------------------------------------
2. APPROVAL OF THE BOARD OF DIRECTORS OF PRECISION DRILLING CORPORATION
Approving the following nominees for appointment to            For    Against
the Board of Directors of Precision Drilling
Corporation for the ensuing year:                              [_]      [_]
W.C. (Mickey) Dunn
Brian A. Felesky
Robert J.S. Gibson
Patrick M. Murray
Frederick W. Pheasey
Robert L. Phillips
Hank B. Swartout
H. Garth Wiggins

------------------------------------------------------------------------------
3. APPOINTMENT OF AUDITORS
Appointing KPMG LLP as the auditor of the Trust for            For    Withhold
the ensuing year.
                                                               [_]      [_]

------------------------------------------------------------------------------
4. ON ANY OTHER BUSINESS
which may properly come before the Meeting, or any             For    Withhold
adjoumment(s) thereof, the proxy is authorized to
act or vote as he or she in his or her discretion              [_]      [_]
may determine.
------------------------------------------------------------------------------
                                            Signature(s)             Date
AUTHORIZED SIGNATURE(S) - THIS SECTION
MUST BE COMPLETED FOR YOUR INSTRUCTIONS    [___________________]     __|__|__
TO BE EXECUTED.
If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this Proxy with signing capacity stated.

--------------------------------------------------------------------------------

o                                                                P D A Q    +

[GRAPHIC OMITTED]                                             [GRAPHIC OMITTED]
[LOGO - PRECISION DRILLING]                                     [COMPUTERSHARE]

                                                9th Floor, 100 University Avenue
                                                        Toronto, Ontario M5J 2Y1
                                                           www.computershare.com





                                                      Security Class


                                                      Holder Account Number


                                                                           ----
                                                                           Fold
==============================================================================
FORM OF PROXY - ANNUAL MEETING TO BE HELD ON MAY 9,2006
==============================================================================

THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT.

Notes to proxy
1. Every unitholder has the right to appoint some other person or company of their choice, who need not be a unitholder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the unitholder.
5. The securities represented by this proxy will be voted as directed by the unitholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the unitholder, on any ballot that may be called for and, if the unitholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.



  Proxies submitted must be received by 3:00 pm, Calgary Time, on May 5,2006.

                                                                           ----
                                                                           Fold

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

---------------------------  -------------------------- ----------------------
To Vote Using the Telephone  To Vote Using the Internet  To Receive Documents
                                                           Electronically
---------------------------  -------------------------- ----------------------
o Call the toll free number  o Go to the following web  o You can enroll to receive future
  listed BELOW from a touch    site:                      securityholder communications
  tone telephone.                                         electronically, by visiting
                                                          www.computershare.com -
                                                          click "Enroll for e-deHvery"
                                                          under the Shareholder Services
                                                          menu.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

VOTING BY MAIL may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
VOTING BY MAIL OR BY INTERNET are the only methods by which a unitholder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

APPOINTMENT OF PROXYHOLDER
The undersigned unitholder of        Print the name of the person
Precision Drilling Trust (the        you are appointing if this
"Trust") hereby appoints Gene   OR   person is someone other      [____________]
Stahl of Calgary, Alberta, or        than the Management Nominees
failing him, Doug J. Strong of       listed herein.
Calgary, Alberta

as proxyholder to attend and vote for and on behalf of the undersigned at the annual meeting of the Trust (the "Meeting") to be held at the Calgary Petroleum Club, 319-5th Avenue SW Calgary, Alberta on Tuesday, May 9, 2006 at 3:00 p.m. (Calgary Time) and at any adjournments thereof, and without limiting the foregoing, the said proxyholder is hereby instructed to vote at the said Meeting as follows:


VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. ELECTION OF THE BOARD OF TRUSTEES OF THE TRUST
Electing the following nominees as the Board of Trustees     For      Withhold
of the Trust for the ensuing year:
Robert J.S. Gibson                                           [_]        [_]
Patrick M. Murray
H. Garth Wiggins

                                                                          ----
                                                                          Fold
------------------------------------------------------------------------------
2. APPROVAL OF THE BOARD OF DIRECTORS OF PRECISION DRILLING CORPORATION Approving the following nominees for appointment to
the Board of Directors of Precision Drilling Corporation      For     Against
for the ensuing year:
W.C. (Mickey) Dunn                                             [_]      [_]
Brian A. Felesky
Robert J.S. Gibson
Patrick M. Murray
Frederick W. Pheasey
Robert L. Phillips
Hank B. Swartout
H. Garth Wiggins

------------------------------------------------------------------------------
3. APPOINTMENT OF AUDITORS
Appointing KPMG LLP as the auditor of the Trust for            For    Withhold
the ensuing year.
                                                               [_]      [_]

------------------------------------------------------------------------------
4. ON ANY OTHER BUSINESS
which may properly come before the Meeting, or any             For    Withhold
adjoumment(s) thereof, the proxy is authorized to
act or vote as he or she in his or her discretion              [_]      [_]
may determine.

                                                                         ----
                                                                         Fold
------------------------------------------------------------------------------
                                            Signature(s)             Date
AUTHORIZED SIGNATURE(S) - THIS SECTION
MUST BE COMPLETED FOR YOUR INSTRUCTIONS    [___________________]     __|__|__
TO BE EXECUTED.
If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

--------------------------------------------------------------------------------

INTERIM FINANCIAL STATEMENTS            ANNUAL REPORT
Mark this box if you would like   [_]   Mark this box if you would NOT     [_]
to receive Interim Financial            like to receive the Annual Report
Statements and accompanying             and accompanying Annual Financial
Management's Discussion and             Statements and Management's
Analysis by mail.                       Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

o                                                       AR2     PDAQ         +

[GRAPHIC OMITTED]                                             [GRAPHIC OMITTED]
[LOGO - PRECISION DRILLING]                                     [COMPUTERSHARE]

                                                9th Floor, 100 University Avenue
                                                        Toronto, Ontario M5J 2Y1
                                                           www.computershare.com





                                                      Security Class


                                                      Holder Account Number



                                                                           ----
                                                                           Fold

================================================================================
VOTING INSTRUCTION FORM - ANNUAL MEETING TO BE HELD ON MAY 9,2006
================================================================================
NOTES TO VOTING INSTRUCTION FORM ("VIF")
1. EVERY HOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OF THEIR CHOICE, WHO NEED NOT BE A UNITHOLDER, TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING. IF YOU WISH TO APPOINT A PERSON OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED HEREIN, PLEASE INSERT THE NAME OF YOUR CHOSEN PROXYHOLDER IN THE SPACE PROVIDED (SEE REVERSE).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a
   corporation   or  another   individual  you  may  be  required  to  provide
   documentation evidencing your power to sign this VIF with signing capacity stated.
3. This VIF should be signed in the exact manner as the name appears on the VIF.
4. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to the unitholder.
5. THE SECURITIES REPRESENTED BY THIS VIF WILL BE VOTED AS DIRECTED BY THE HOLDER, HOWEVER, IF SUCH A DIRECTION IS NOT MADE IN RESPECT OF ANY MATTER, THIS VIF WILL BE WITHHELD FROM VOTING ON THE MATTER FOR WHICH NO DIRECTION IS MADE.

VIFs  submitted  must be received by 3:00 p.m.,  Calgary Time, on May 5, 2006.

THANK YOU                                                               ----
                                                                        Fold

APPOINTMENT OF PROXYHOLDER
The undersigned  holder of           Print the name of the person
Class B Limited  Partnership         you are appointing as proxy-
Units of Precision Drilling     OR   holder of Computershare Trust [___________]
Limited  Partnership hereby          Company of Canada to attend
directs  Computershare Trust         and vote
Company of Canada as Voting and
Exchange Trustee

as proxyholder to attend and vote for and on behalf of the undersigned at the annual meeting of Precision Drilling Trust (the "Meeting") to be held at the Calgary Petroleum Club, 319-5th Avenue SW Calgary, Alberta on Tuesday, May 9,2006 at 3:00 p.m. (Calgary Time) and at any adjournments thereof, and without limiting the foregoing, the said proxyholder is hereby instructed to vote at the said Meeting as follows:

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. ELECTION OF THE BOARD OF TRUSTEES OF THE TRUST
Electing the following nominees as the Board of Trustees        For    Withhold
of the Trust for the ensuing year:
Robert J.S.Gibson                                               [_]      [_]
Patrick M. Murray
H. Garth Wiggins

                                                                          ----
                                                                          Fold
------------------------------------------------------------------------------
2. APPROVAL OF THE BOARD OF DIRECTORS OF PRECISION DRILLING CORPORATION Approving the following nominees for appointment
to the Board of Directors of Precision Drilling                 For    Against
Corporation for the ensuing year:
W.C. (Mickey) Dunn                                              [_]      [_]
Brian A. Felesky
Robert J.S. Gibson
Patrick M. Murray
Frederick W. Pheasey
Robert L. Phillips
Hank B. Swartout
H. Garth Wiggins

------------------------------------------------------------------------------
3. APPOINTMENT OF AUDITORS
Appointing KPMG LLP as the auditor of the Trust                 For    Withhold
for the ensuing year.
                                                                [_]      [_]

------------------------------------------------------------------------------
4. ON ANY OTHER BUSINESS
which may propery come before the Meeting, or any               For    Withhold
adjoumment(s) thereof, the proxy is authorized to
act or vote as he or she in his or her discretion               [_]      [_]
may determine.

                                                                          ----
                                                                          Fold
------------------------------------------------------------------------------
                                            Signature(s)             Date
AUTHORIZED SIGNATURE(S) - THIS SECTION
MUST BE COMPLETED FOR YOUR INSTRUCTIONS    [___________________]     __|__|__
TO BE EXECUTED.
If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

------------------------------------------------------------------------------

INTERIM FINANCIAL STATEMENTS
In accordance with securities        Mark this box if         ANNUAL REPORT
regulations, unitholders may         you would like to        As a registered holder you            Mark this box if
elect annually to receive       [_]  receive Interim     [_]  will receive an annual report.   [_]  you DO NOT want
interim financial statements,        Financial Statements     If you DO NOT want to receive         to receive the
if they so request. If you wish      by mail.                 an annual report, please mark         Annual Report by
to receive such mailings, please                              the box. If you do not mark           mail.
mark your selection.                                          the box, you will continue to
                                                              receive an Annual Report by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.


o                                                             AR2   PDPQ     +

                           PRECISION DRILLING TRUST
                   PROXY STATEMENT AND INFORMATION CIRCULAR
                     FOR THE ANNUAL MEETING OF UNITHOLDERS
                            TO BE HELD MAY 9, 2006

                  DATED MARCH 15, 2006 (THE "EFFECTIVE DATE")

I.       PROXY STATEMENT AND INFORMATION CIRCULAR

SOLICITATION OF PROXIES

         THIS PROXY STATEMENT AND INFORMATION CIRCULAR (the "Circular") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY PRECISION DRILLING CORPORATION ("Precision") ON BEHALF OF ROBERT J.S. GIBSON, PATRICK M. MURRAY and H. GARTH WIGGINS AS THE BOARD OF TRUSTEES OF PRECISION DRILLING TRUST (the "Trust") to be used at the annual meeting of holders of units of the Trust (the "Trust Units") and holders of Class B Limited Partnership Units ("Exchangeable Units") of Precision Drilling Limited Partnership ("PDLP"), to be held in the McMurray Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, on the 9th day of May 2006 at 3:00 P.M. in the afternoon, (Calgary time) and at any adjournment thereof for the purposes set forth in the enclosed Notice of Meeting accompanying this Circular (the "Meeting"). The cost of solicitation will be borne by Precision and reimbursed by the Trust. All amounts referred to herein are in Canadian dollars unless otherwise stated.

VOTING BY HOLDERS OF EXCHANGEABLE UNITS

         This Circular is being mailed to holders of Trust Units and Exchangeable Units (together the "Unitholders"). The Circular relates principally to the Trust as PDLP is exempt from National Instrument 51-102 CONTINUOUS DISCLOSURE OBLIGATIONS ("NI 51-102") provided the Trust complies with the requirements set out in Section 13.3 of NI 51-102. The Exchangeable Units are the economic equivalent of the Trust Units, however, whereas each Trust Unit outstanding on the record date (as defined herein) is entitled to one vote, the Exchangeable Units are required to vote through a special voting unit that has been issued to Computershare Trust Company of Canada as trustee (the "Voting and Exchange Trustee") under a voting and exchange trust agreement. The Exchangeable Units are entitled to that number of votes equal to the number of Trust Units into which the Exchangeable Units may be exchanged (on a one-for-one basis) as at the record date. The Voting and Exchange Trustee is required to vote the special voting unit in the manner that holders of Exchangeable Units instruct and to abstain from voting on the Exchangeable Units for which the Voting and Exchange Trustee does not receive instructions.

ADVICE TO BENEFICIAL HOLDERS OF TRUST UNITS

         The information set forth in this section is of significant importance to holders of Trust Units as a substantial number do not hold Trust Units in their own name. Holders who do not hold Trust Units in their own name (referred to herein as "Beneficial Holders") should note that only proxies deposited by holders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided by a broker, then in almost all cases those Trust Units will not be registered in the Beneficial Holders' name on the records of the Trust and such Trust Units will more likely be registered under the name of the Beneficial Holders' broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Holder. Without specific instructions from Beneficial Holders, the investment dealers and other intermediaries are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

         Applicable regulatory policies require investment dealers and other intermediaries to seek voting instructions from Beneficial Holders in advance of meetings. Every intermediary has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Holders in order to ensure that their Trust Units are represented at the Meeting. Often, the form of proxy supplied to a Beneficial Holder by intermediaries is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing intermediaries regarding how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically mails a scannable voting instruction form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the voting instruction form to ADP by mail or facsimile, or to follow the instructions on the voting instruction form to vote online or by calling a toll-free telephone number. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A BENEFICIAL HOLDER RECEIVING A VOTING INSTRUCTION FORM CANNOT USE THAT VOTING INSTRUCTION FORM TO VOTE TRUST UNITS DIRECTLY AT THE MEETING. A BENEFICIAL HOLDER MUST FOLLOW THE DIRECTIONS WITHIN THE TIME FRAME SET OUT IN THE VOTING INSTRUCTION FORM IN ORDER TO VOTE THE TRUST UNITS.

         The foregoing discussion similarly applies to holders of Exchangeable Units who do not hold their Exchangeable Units in their own name. Only holders of Exchangeable Units whose names appear on the records of PDLP as the registered holders of Exchangeable Units are entitled to instruct the Voting and Exchange Trustee as to how to exercise voting rights in respect of their Exchangeable Units at the Meeting. The procedure for voting Exchangeable Units is described below under the heading "INSTRUCTIONS TO THE VOTING AND EXCHANGE TRUSTEE".

APPOINTMENT OF PROXY

         The persons named in the enclosed instrument of proxy, Mr. Gene Stahl, President and Chief Operating Officer of Precision, and Mr. Doug J. Strong, Chief Financial Officer of Precision, have indicated their willingness to represent as proxies the Unitholders who appoint them. A UNITHOLDER SUBMITTING A PROXY HAS THE RIGHT TO APPOINT ANOTHER PERSON OR COMPANY TO REPRESENT SUCH UNITHOLDER AT THE MEETING AND MAY DO SO EITHER BY INSERTING SUCH PERSON OR COMPANY'S NAME IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE EXISTING NAMES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. In either case, instruments of proxy must be deposited at Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2YI, before 3:00 P.M. (Calgary Time) on May 5, 2006. A proxy must be executed by the Unitholder or his or her attorney authorized in writing or, if such Unitholder is a corporation, under its seal or by an officer or attorney thereof duly authorized. Representatives of Unitholders appointed as proxies are not required to be Unitholders themselves.

INSTRUCTIONS TO THE VOTING AND EXCHANGE TRUSTEE

         Holders of Exchangeable Units may give their instructions to the Voting and Exchange Trustee by proxy, designate a person to exercise their vote by proxy or in person, or attend at the Meeting and vote in person. If delivering a proxy or designating a person to execute the proxy on their behalf, the instruments of proxy must be deposited to the Computershare Trust Company of Canada as Voting and Exchange Trustee, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2YI, before 3:00 P.M. (Calgary Time) on May 5, 2006.

REVOCATION OF PROXY

         An instrument of proxy in respect of Trust Units and Exchangeable Units may be revoked by the person giving it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing or, if the holder of Trust Units or Exchangeable Units is a corporation, under its corporate seal or by an officer or an attorney thereof duly authorized, and deposited either with Computershare Trust Company of Canada at the address described above at any time up to and including the last day of business preceding the day of the Meeting or at any adjournment thereof at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or adjournment thereof, and upon either of such deposits, the proxy will be revoked.

RECORD DATE

         By resolution of the board of directors of Precision (the "Board of Directors", and each member a "Director"), the record date for the Meeting has been established as March 20, 2006 (the "Record Date"). Only Unitholders of record as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment thereof, except that a transferee of Trust Units after the Record Date may, not later than ten (10) days before the Meeting, establish the right to vote by providing evidence of ownership of Trust Units and requesting that the transferee's name be placed on the voting list in place of the transferor.

EXERCISE OF DISCRETION BY PROXIES

         The persons named in the enclosed form of proxy will vote the Trust Units in respect of which they are appointed in accordance with the direction of the Unitholders appointing them where voting is by way of a show of hands or by ballot, and if the Unitholder specifies a choice with respect to any matter that may be acted upon, the Trust Units will be voted accordingly. In the absence of such direction, the Trust Units will be voted for the election of the nominees hereinafter set forth as the Board of Trustees of the Trust (the "Board of Trustees", and each member a "Trustee"), for the approval of the appointment of the Board of Directors of Precision, and for the re-appointment of KPMG LLP, Chartered Accountants, as Auditor. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations in the matters outlined in the accompanying Notice of Meeting or any other business which may properly come before the Meeting. The Trustees, Directors and executive officers of Precision know of no such amendments, variations or other business to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

         An unlimited number of Trust Units may be created and issued by the Trust. At the Effective Date the Trust had outstanding 124,352,921 Trust Units, each Trust Unit carrying the right to one vote. The Trust Units are the only class of voting securities of the Trust which are issued and outstanding. To the knowledge of the Board of Trustees, the Board of Directors and executive officers of Precision, as at the Effective Date, no person or company beneficially owned, directly or indirectly, or exercised control or direction over Trust Units entitled to more than ten percent (10%) of the votes which may be cast at the Meeting.

         At the Effective Date, PDLP had outstanding 124,352,921 Class A Limited Partnership Units, each of which is held by the Trust, and 1,108,382 Exchangeable Units, each of which are held by former shareholders of Precision who elected to receive Exchangeable Units in lieu of Trust Units at the time of the reorganization of the business of Precision into the Trust. The Exchangeable Units are the economic equivalent of the Trust Units, will be exchangeable for Trust Units on a one-for-one basis at the option of the holder, entitle the holder to receive cash payments equal to cash distributions made by the Trust on the Trust Units, and entitle the holder to direct the Voting and Exchange Trustee to vote the special voting unit at all meetings of holders of Trust Units. The Exchangeable Units are the only class of voting securities of PDLP which are issued and outstanding and entitled to vote at the Meeting together with the Trust Units as a single class. To the knowledge of the directors and officers of 1194312 Alberta Ltd., the general partner of PDLP (the "General Partner"), a wholly-owned subsidiary of the Trust which has the exclusive authority to manage the business and affairs of PDLP on behalf of the Trust, as at the Effective Date, no person or company beneficially owned, directly or indirectly, or exercised contol or direction over Exchangeable Units entitled to more than ten percent (10%) of the votes which may be cast at the Meeting.

         At the Effective Date, the Trustees, the Directors and the executive officers of Precision, as a group, beneficially owned, directly or indirectly, or exercised control over 1,668,279 Trust Units and 829,788 Exchangeable Units or approximately 1.99% of the issued and outstanding Trust Units and Exchangeable Units.

INDEBTEDNESS OF TRUSTEES, DIRECTORS AND EXECUTIVE OFFICERS

         There are no loans outstanding from the Trust or Precision to the Trustees, or the Directors or executive officers of Precision.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

         There were no material interests, direct or indirect, of the Trustees, or the Directors and executive officers of Precision, the nominees for Trustee or Director, any Unitholder who beneficially owns more than 10% of the Trust Units or Exchangeable Units, or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed fiscal year, or any proposed transaction which has materially affected or would materially affect the Trust or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

         The Board of Trustees on behalf of the Trust, and the Board of Directors and executive officers on behalf of Precision, are not aware of any material interest of any Trustee, Director or nominee for Trustee or Director, or officer or any one who has held office as such since the beginning of the last fiscal year or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

II.      PARTICULARS OF MATTERS TO BE ACTED UPON

1.       ELECTION OF THE BOARD OF TRUSTEES OF THE TRUST

         At the Meeting the Unitholders will be asked to elect three members to the Board of Trustees. The persons named in the enclosed form of proxy intend to vote for the election of the persons set out below. It is not contemplated that nominees will be unable to serve as Trustees, but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for other nominees at their discretion. The following table sets forth, for each proposed Trustee: his name; age; municipality, province or state and country of residence; all positions and offices with the Trust now held by him; the month and year in which he was first appointed as a Trustee; his principal occupation during the preceding five years; and the number and percentage of Trust Units and Exchangeable Units that he has advised are beneficially owned by him, directly or indirectly, as of the Effective Date:

                                                                                        TRUST / EXCHANGEABLE
       NAME, AGE,           POSITION     TRUSTEE            PRINCIPAL OCCUPATION         UNITS BENEFICIALLY
MUNICIPALITY, PROVINCE &    PRESENTLY    SINCE(2)       DURING THE PRECEDING 5 YEARS    OWNED, CONTROLLED OR
  COUNTRY OF RESIDENCE      HELD(1)                                                          DIRECTED(3)
=========================== ========== =============== =============================== ======================
Robert J.S. Gibson, 59       Trustee   September 2005  President, Stuart & Company        63,200(4) / nil
Calgary, Alberta, Canada                               Limited                               0.050% / nil
--------------------------- ---------- --------------- ------------------------------- ----------------------
Patrick M. Murray, 63        Trustee   September 2005  Chairman & Chief Executive            40,000 / nil
Dallas, Texas, USA                                     Officer, Dresser Inc.                 0.032% / nil

--------------------------- ---------- --------------- ------------------------------- ----------------------
H. Garth Wiggins, 57         Trustee   September 2005  Principal, Kenway, Mack,              21,100 / nil
Calgary, Alberta, Canada                               Slusarchuk, Stewart, Chartered        0.017% / nil
                                                       Accountants
--------------------------- ---------- --------------- ------------------------------- ----------------------

Notes:
(1) Each Trustee's term of office expires not later than the close of business at the next annual meeting, or until successors are elected or the Trustees vacate their office in accordance with the terms of the declaration of trust dated September 22, 2005 (the "Declaration of Trust").
(2) The Trust was created September 22, 2005 and the Trustees were appointed to the Board of Trustees on the same date.
(3) Percentage of Trust Units and Exchangeable Units beneficially owned is calculated based on an aggregate of 125,461,303 Trust Units and Exchangeable Units outstanding as of the Effective Date.
(4) 8,000 of the Trust Units are held by Stuart & Company Limited, a company controlled by Mr. Gibson, and 10,000 Trust Units are held in a registered retirement savings plan for the benefit of Mr. Gibson.

2.       APPROVAL OF THE BOARD OF DIRECTORS OF PRECISION

         The Board of Trustees has delegated the management and general administration of the affairs of the Trust to Precision pursuant to the terms of an administration agreement. PDLP is the sole shareholder of Precision and is entitled to appoint the Board of Directors. Since the Trust holds all of the voting shares of the General Partner of PDLP, the Board of Trustees will ensure that appropriate steps are taken by the General Partner on behalf of PDLP to collect and act upon the votes of Unitholders to appoint the Board of Directors. The directors of the General Partner are also the persons named in the enclosed form of proxy and they intend to appoint the persons set out below. It is not contemplated that the nominees set out below will be unable to serve as Directors, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to appoint other nominees at their discretion on the advice of the Board of Trustees.

         In the event that the resolution to approve the appointment of the Board of Directors is not passed, or if nominees other than those proposed below are approved, the Board of Trustees will either act on the resolution or promptly request that the Corporate Governance and Nominating Committee review the voting results and make a recommendation to the Board of Trustees for an alternate slate of Directors to be nominated for appointment, or such other recommendation as they determine appropriate, following which the Board of Trustees will seek approval from Unitholders, if required, for such recommendation. The Board of Trustees will not take steps to implement or approve any recommendation which would result in less than a majority of the Board of Directors being independent or which would result in the Trustees constituting a majority of the Board of Directors.

         The following table sets forth, for each proposed Director: his name; age; municipality, province or state and country of residence; all positions and offices with Precision now held by him; the month and year in which he was first appointed a Director; his principal occupation during the preceding five years; and the number and percentage of Trust Units and Exchangeable Units that he has advised are beneficially owned by him, directly or indirectly, as of the Effective Date:

                                                                                                       TRUST UNITS /
        NAME, AGE,             POSITION    DIRECTOR               PRINCIPAL OCCUPATION               EXCHANGEABLE UNITS
 MUNICIPALITY, PROVINCE &      PRESENTLY    SINCE             DURING THE PRECEDING 5 YEARS          BENEFICIALLY OWNED,
   COUNTRY OF RESIDENCE        HELD(1)                                                                 CONTROLLED OR
                                                                                                        Directed(2)
============================== =========== =========== =========================================== ====================
W.C. (Mickey) Dunn, 52 (3)(4)   Director   September   Chairman, True Energy Trust                       15,600 / nil
Edmonton, Alberta, Canada
------------------------------ ----------- ----------- ------------------------------------------- --------------------
Brian A. Felesky, CM, Q.C., 62  Director   December    Partner, Felesky Flynn LLP                         2,800 / nil
Calgary, Alberta, Canada                     2005
------------------------------ ----------- ----------- ------------------------------------------- --------------------
Robert J.S. Gibson, 59 (3)      Director   June 1996   President, Stuart & Company Limited            63,200(7) / nil
  (4)(5)(6)                                                                                              0.050% / nil
Calgary, Alberta, Canada
------------------------------ ----------- ----------- ------------------------------------------- --------------------
Patrick M. Murray, 63 (4)(5)    Director   July 2002   Chairman and Chief Executive Officer,             40,000 / nil
Dallas, Texas, USA                                     Dresser Inc.                                      0.032% / nil
------------------------------ ----------- ----------- ------------------------------------------- --------------------
Frederick W. Pheasey, 63 (3)    Director   July 2002   Director of Dreco Energy Services Ltd.            44,000 / nil
  (4)(6)                                                                                                 0.035% / nil
Edmonton, Alberta, Canada
------------------------------ ----------- ----------- ------------------------------------------- --------------------
Robert L. Phillips, 55(3)       Director    May 2004   President and Chief Executive Officer, BCR       5,000(8) / nil
  (4)(6)                                               Group of Companies, 2001-2004.                     0.005% / nil
Vancouver, BC, Canada
------------------------------ ----------- ----------- ------------------------------------------- --------------------
Hank B. Swartout, 54            Director   July 1987   CEO of Precision since 1985, President of        1,413,579(9) /
Calgary, Alberta, Canada          CEO                  Precision 1985-2005                               829,788(10)
                                                                                                       1.127% / 0.661%
------------------------------ ----------- ----------- ------------------------------------------- --------------------
H. Garth Wiggins, 57 (4)(5)     Director    September  Principal, Kenway, Mack, Slusarchuk,              21,100 / nil
Calgary, Alberta, Canada                       1997    Stewart, Chartered Accountants                     0.01% / nil
------------------------------ ----------- ----------- ------------------------------------------- --------------------

Notes:
(1) Each Director's term of office expires not later than the close of business at the next annual meeting, or until successors are appointed or Directors vacate their office, and Directors are normally not renominated following the earlier of their fifteenth term or 69th birthday.
(2) Percentage of Trust Units and Exchangeable Units beneficially owned is calculated based on an aggregate of 125,461,303 Trust Units and Exchangeable Units outstanding as of the Effective Date.
(3)  Member of the Corporate Governance and Nominating Committee.
(4)  Member of the Special Committee formed during fiscal 2005.
(5)  Member of the Audit Committee.
(6)  Member of the Compensation Committee.
(7) 8,000 of the Trust Units are held by Stuart & Company Limited, a company controlled by Mr. Gibson, and 10,000 Trust Units are held in a registered retirement savings plan for the benefit of Mr. Gibson.
(8) 2,000 Trust Units are held by R.L. Phillips Investments Inc., a company controlled by Mr. Phillips.
(9) The Trust Units include 10,541 held in a registered retirement plan for the benefit of Mr. Swartout.
(10) The Exchangeable Units are held by 1201112 Alberta Ltd., a company controlled by Mr. Swartout.

         Each nominee for appointment to the board of Precision is independent with the exception of Hank B. Swartout, Chairman of the Board of Directors and Chief Executive Officer of Precision and accordingly an executive officer, and Brian A. Felesky, CM, Q.C., who is a partner at Felesky Flynn, LLP, a law firm which provides trust and tax counsel to the Trust and Precision.

         The following table sets forth, for each Trustee and Director, a brief biography and a list of other public company boards on which the Trustees and Directors serve:

           NAME                                      BIOGRAPHY                                OTHER PUBLIC ISSUER
                                                                                                 DIRECTORSHIPS
=========================== ============================================================= ============================
W.C. (Mickey) Dunn          Mr. Dunn is the Chairman of the Board of True Energy  Trust,            True Energy Trust
                            a founding  shareholder  and director of Rentcash Inc. and a                Rentcash Inc.
                            director  of Vero  Energy  Inc.  Previously,  Mr.  Dunn  was
                            President  and Chief  Executive  Officer of Cardium  Service
                            and Supply Limited,  Cardium Tool Services Inc. and Colorado
                            Silica   Sands  Inc.   Mr.  Dunn  has  been  a  Director  of
                            Precision since September 1992.
--------------------------- ------------------------------------------------------------- ----------------------------
Brian A. Felesky, CM, Q.C.  Mr.  Felesky is a partner  at Felesky  Flynn LLP, a law firm          Suncor Energy, Inc.
                            providing  tax and  trust law  services.  Mr.  Felesky  is a               Epcor Power LP
                            Vice-Chair,  Canada West Foundation,  a member of the Senate     Fairquest Energy Limited
                            of Athol  Murray  College  of Notre  Dame,  a member  of the
                            Board of  Governors  for the Council for Canadian  Unity,  a
                            board  member of the  Calgary  Stampede  Foundation  and the
                            Calgary Arts Development  Authority.  Mr. Felesky has been a
                            Director of Precision since December 1, 2005.
--------------------------- ------------------------------------------------------------- ----------------------------
Robert J.S. Gibson          Mr. Gibson has been President of a private  investment firm,
                            Stuart & Company  Limited,  since 1973 and is also  Managing
                            Director  of Alsten  Holdings  Ltd.  Mr.  Gibson  has been a
                            Director of Precision  since June 1996 and was  appointed to the Board of Trustees on September 22, 2005.
--------------------------- ------------------------------------------------------------- ----------------------------
Patrick M. Murray           Mr.  Murray is Chairman and CEO of Dresser Inc., a member of    Harvest Natural Resources,
                            the  American  Petroleum  Institute,   and  the  Society  of                          Inc.
                            Petroleum  Engineers,  a member  of the  board of the  World                  Dresser Inc.
                            Affairs Council of Greater Dallas,  the Valve  Manufacturers
                            Association,  the Petroleum  Equipment Supplier  Association
                            and a Director of Houston-based  Harvest Natural  Resources,
                            Inc.  Mr.  Murray has been a  Director  of  Precision  since
                            July  2002 and was  appointed  to the Board of  Trustees  on
                            September 22, 2005.
--------------------------- ------------------------------------------------------------- ----------------------------
Frederick W. Pheasey        Mr.  Pheasey is the founder and  continues  to be a director of  Dreco  Energy  Services  Ltd.,  which  was  acquired  by
                            National  Oilwell,  Inc.  in 1997.  Mr.  Pheasey  served  as
                            Executive   Vice   President  and  a  director  of  National
                            Oilwell,  Inc.  from 1997 to 2004 and  continued to serve on the  Board  of  National  Oilwell,  Inc.  to May  2005.  Mr.
                            Pheasey has been a Director of Precision since July 2002.
--------------------------- ------------------------------------------------------------- ----------------------------
Robert L. Phillips          Mr.   Phillips  was  most   recently   President  and  Chief  Epcor Preferred Equity Inc.
                            Executive  Officer  of BCR Group of  Companies  from 2001 to         Epcor Utilities Inc.
                            2004.  Previously,   he  was  Executive  Vice  President  at        Canadian Western Bank
                            MacMillan  Bloedel  Limited  (1999 -  2001),  President  and        TerraVest Income Fund
                            Chief Executive  Officer of PTI Group Inc. (1998 - 1999) and    Axia NetMedia Corporation
                            President  and  Chief  Executive  Officer  of  Dreco  Energy     MacDonald, Dettwiler and
                            Services  Ltd.  (1994  -  1998).  Mr.  Phillips  has  been a              Associates Ltd.
                            Director of Precision since May 2004.                              Boston Pizza Royalties
                                                                                                          Income Fund
                                                                                              Tree Island Wire Income
                                                                                                                 Fund
                                                                                          West Fraser Timber Co. Ltd.

           NAME                                      BIOGRAPHY                                OTHER PUBLIC ISSUER
                                                                                                 DIRECTORSHIPS
=========================== ============================================================= ============================
Hank B. Swartout            Mr.  Swartout  currently  holds the  position of Chairman of         Harvest Energy Trust
                            the Board and Chief  Executive  Officer  of  Precision.  For   Highpine Oil & Gas Limited
                            the period from 1985 through  2005,  Mr.  Swartout  held the position of Chairman,  President and Chief Executive Officer of Precision.  Previously,  he held  positions as Manager of
                            Bawden  Western  Oceanic  Offshore,  Vice  President  of Rig
                            Design  and   construction   for  Dreco,   and   Manager  of
                            Construction for Nabors Drilling Canada.
--------------------------- ------------------------------------------------------------- ----------------------------
H. Garth Wiggins            Mr.  Wiggins has been the President of a private  investment            True Energy Trust
                            firm,  Kamloops  Money  Management,  since 1993.  He is also currently a Principal at Kenway, Mack,  Slusarchuk,  Stewart
                            Chartered  Accountants.  Previously,  he was Vice  President
                            Finance and Chief  Financial  Officer of Tri Link  Resources
                            Ltd.  and  a  partner  of  Farvolden,   Wiggins,  Balderston
                            Chartered  Accountants.  He has been a Director of Precision since  December  1997  and was  appointed  to the  Board  of
                            Trustees on September 22, 2005.

         No Trustee, or Director or executive officer of Precision has, within the last 10 years, been a director or officer of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the reporting issuer access to any statutory exemption for a period of more than 30 consecutive days or was declared a bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold assets of that person.

3.       APPOINTMENT OF AUDITOR

         The nominees named in the enclosed form of proxy intend to vote for the re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Trust to hold office until the next annual meeting of the Trust. KPMG LLP was appointed as auditor of the Trust on October 31, 2005. Should KPMG LLP for any reason be unwilling or unable to accept re-appointment, the Board of Trustees will exercise their discretion to appoint an alternate auditor.

         Audit, audit related, tax and all other fees billed by KPMG LLP to the Trust and Precision in 2005 and 2004 are disclosed in the Annual Information Form of the Trust dated March 30, 2006 which is available on SEDAR at www.sedar.com and will be provided free of charge to any Unitholder upon request to the Vice President, Corporate Services and Corporate Secretary, at the offices of Precision, 4200, 150 - 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3Y7, by telephone at 403.716.4500, facsimile at 403.264.0251 or email at info@precisiondrilling.com.


III.     REPORT ON EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE

         Chief Executive Officer and senior executive compensation is recommended by Precision's Compensation Committee which is currently comprised of three independent members of the Board of Directors who are appointed by and serve at the pleasure of the Board of Directors. A description of the roles and responsibilities of the Compensation Committee is set out below under the heading "STATEMENT OF CORPORATE GOVERNANCE PRACTICES - COMPENSATION COMMITTEE". The Committee, as part of its mandate, evaluates the performance of Precision's Chief Executive Officer and other senior executives and recommends the Chief Executive Officer's compensation to the Board of Directors. The Compensation Committee ratifies the compensation of Precision's other executive officers and reviews the design and competitiveness of Precision's incentive compensation to ensure that Precision is able to attract and retain high calibre executive officers, motivate executive officers' performance in furtherance of Precision's strategic objectives, and align the interests of the executive officers with Unitholders. The members of the Compensation Committee during fiscal 2005 were Frederick W. Pheasey (Chairman), W.C. (Mickey) Dunn and Robert L. Phillips. The Compensation Committee holds meetings as and when required and met six times in 2005.

EXECUTIVE COMPENSATION

         The following report sets forth the basis for the compensation of Precision's senior executives during 2005 until November 7, 2005, being the date that the plan of arrangement providing for the reorganization of the business of Precision into an income trust (the "Plan of Arrangement") became effective.

         In 2005, the compensation of Precision's senior executives was determined on the basis of several factors, including competitive compensation structures in the locales the individuals are employed, compensation practices prevailing in the oilfield service community, individual performance and Precision's overall performance. Competitive compensation was measured using benchmarks of peer group companies and periodic reviews of compensation surveys. Compensation consisted of base salary, bonuses and benefits. The overriding goal of the Compensation Committee's compensatory policies was to create long-term investor value, motivate and reward superior executive performance, and attract and retain individuals that meet and exceed established performance targets.

BASE SALARY

         The compensation of Precision's senior executives was designed to have a significant portion of total compensation based on performance. Accordingly, Precision endeavoured to establish base salaries for each of the executive officers at or below the median level for similar positions in companies of comparable size within the drilling and oilfield service industry.

BONUSES FOR ELIGIBLE EXECUTIVES

         In addition to base salaries, eligible senior executives participated in a cash value added ("CVA") bonus plan (the "Bonus Plan") which commenced in 2001. The amount available for the payments in the Bonus Plan (the "CVA Amount") was Precision's CVA, calculated using a formula pre-approved by the Compensation Committee, less Precision's base operating earnings threshold or cost of capital. The base earnings threshold was the product of Precision's capital employed as defined for the CVA calculation and Precision's weighted average cost of capital percentage. If Precision's base earnings were not exceeded, no payouts were made. If there was a CVA Amount, the Compensation Committee determined the percentage of the CVA Amount available for Bonus Plan payments (the "CVA payout") and the allocation to each eligible executive. The guidelines were that up to 50% of the CVA payout to a maximum of four times base salary could be awarded to the Chief Executive Officer, with the balance of the CVA payout to the remaining eligible executives to a maximum of two times their base salary.

         The CVA Amount for 2001 was $233 million and the Compensation Committee set the amount available for the payments at 3.2% of the CVA Amount, being $7.2 million. Of the amount available for payments pursuant to the bonus plan, the Chief Executive Officer received $2.2 million, four times his base salary and two other eligible executives received two times their base salary, totalling in aggregate $1.1 million. The amounts were paid in 2002 and no other payouts under the Bonus Plan were made from the 2001 CVA amount. There was no CVA Amount for 2002. The amount available for payments in 2003 was set at 3.2% of the CVA Amount. Precision generated a CVA Amount of $97.4 million in 2003, and thus the amount available for the payments was $3.1 million. The Chief Executive Officer was awarded $1.9 million which was more than 50% of the CVA payout but less than four times his base salary. Three other eligible executives were awarded two times their base salary, totalling in aggregate, $1.2 million. The amounts were paid in 2004. The amount available for payments in 2004 was set at 3.2% of the CVA Amount. Precision generated a CVA Amount of $172 million in 2004, and thus the amount available for the payments was $5.5 million. The Chief Executive Officer received $3.2 million, which was four times his base salary. Three other eligible executives were awarded two times their base salary, totalling in aggregate $1.4 million. The amounts were paid in 2005 and no additional discretionary bonuses were awarded to the eligible executives for 2004. The CVA Amount in 2005 was $252 million and the Compensation Committee set the amount available for the payments at 3.2% of the CVA Amount, being $8.1 million. Of the amount available for payments pursuant to the bonus plan, the Chief Executive Officer received $3.36 million, representing four times his base salary, and no other payouts under the Bonus Plan were made in 2005.

BENEFITS

         Precision's group benefits are essentially the same for all full time employees. Employees are eligible to participate in basic, optional, and dependent life insurance, accidental death and dismemberment insurance, extended health and dental care, short and long term disability, and an employee assistance program. In addition, executives have additional accidental death and dismemberment benefits.

         Employees pay for long term disability and optional benefits and Precision pays the balance of the benefit cost for salaried employees, with non salaried employees contributing towards basic and dependent life insurance, accidental death and dismemberment insurance, and extended health and dental care premiums.

         Precision has a voluntary defined contribution pension plan covering all full time employees. In addition, Precision has a group registered retirement savings plan available to all employees.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

         Throughout Precision's growth since 2000, the Chief Executive Officer was compensated in different manners, evolving from a salary based on achievements to compensation based on a base salary plus a percentage of Precision's cash flow.

         By 2000, Precision was embarking on a venture, relatively new to it, in the energy services segment of the oil and natural gas industry that would entail a significant increase in research and development expenditures for new and improved downhole tool technology as well as capital to provide for worldwide geographical expansion of that expanding business. The Board of Directors determined that this strategic investment would need to be made over several years and would require a significant personal commitment from the Chief Executive Officer to generate a result meaningful to Precision.

         The new venture with the inherent risks involved in developing new or improved technology, coupled with the cyclical nature of the international oilfield services industry, led the Board of Directors to recognize that the formula that establishes the CVA Amount could result in the amounts available for payments in the Bonus Plan being substantially reduced. Thus, the Compensation Committee reasoned that a higher relative weight should be given to options granted to the Chief Executive Officer over a longer period, which the Board of Directors deemed advisable to provide a meaningful incentive.

         Hank B. Swartout, Precision's Chief Executive Officer, has been compensated in accordance with the terms of an employment agreement effective January 1, 2001. Precision entered into the agreement in part referring to compensation surveys current at that time. Mr. Swartout's employment agreement provided a base salary which was subject to annual review. The Compensation Committee determined an $840,000 base salary for 2005 was warranted. The employment agreement was terminated by Mr. Swartout in 2005 pursuant to its terms after the reorganization of the business of Precision pursuant to the Plan of Arrangement, following which Mr. Swartout resigned as President of Precision. Mr. Swartout received a retirement allowance and change of control payment as a result. Mr. Swartout's salary, bonus and other compensation information is contained in the table below under the heading "COMPENSATION OF EXECUTIVE OFFICERS - SUMMARY COMPENSATION TABLE." Notwithstanding Mr. Swartout's resignation as President, the Compensation Committee has approved the retention of Mr. Swartout as Chief Executive Officer for a transition period in order to mentor Precision's executive management team following Precision's reorganization into an income trust.

POST-REORGANIZATION EXECUTIVE COMPENSATION

         Prior to reorganizing Precision's business into an income trust, Precision's senior executives were compensated pursuant to employment contracts that provided for base compensation plus incentive compensation based on performance metrics. The post-conversion executive compensation structure will be designed to achieve the same objectives as the former structure with appropriate modifications to adapt it to the income trust structure and will be comprised of base salary (determined and administered as before) and incentives. A principal component of longer-term incentive compensation had been Precision's stock option plan, where growth in the market value of Precision's stock over time was seen to be beneficial to both employees and shareholders. As a result of the Plan of Arrangement, all outstanding stock options were accelerated and Precision's stock option plan was discontinued. The Compensation Committee has no current intention to recommend the implementation of a unit option plan to replace the discontinued stock option plan. The Compensation Committee expects that the Bonus Plan will also no longer be used as a component of incentive compensation.

         The Compensation Committee is currently considering the implementation of two compensation plans for 2006 to replace the discontinued plans in order to better align the performance targets of management of Precision within the new structure of the Trust. Incentive compensation plans are being developed that will be based on a combination of employee retention and Unitholder distribution growth over time. A performance savings plan is being considered to provide an annual cash bonus tied to the satisfactory achievement of financial performance metrics (including growth in distributions) and safety performance metrics, in each case to be determined annually by the Compensation Committee. A recipient may be able to elect to receive all or a portion of an annual award in the form of three-year deferred Trust Units which are redeemable in cash. A long-term incentive plan is also being considered and will likely be comprised of time-based and performance-based awards, with performance being principally measured by distribution growth. Such plans have not yet been adopted but the Compensation Committee expects that such plans will be implemented during the 2006 fiscal year.


                                       PRESENTED BY THE COMPENSATION COMMITTEE

                                                FREDERICK W. PHEASEY, Chairman

                                                            W.C. (MICKEY) DUNN

                                                            ROBERT L. PHILLIPS

IV.      COMPENSATION OF EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

         The following table sets forth all annual and long-term compensation for services in all capacities to Precision, in Canadian dollars, of the individuals who were, at December 31, 2005, the Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated executive officers, as well as the compensation of the former Chief Financial Officer and Senior Vice President, Operations Finance (collectively, the "Named Executive Officers") of Precision.

                                            ANNUAL COMPENSATION             LONG TERM COMPENSATION
                                     ---------------------------------- ----------------------- --------
                                                                                AWARDS          PAYOUTS
---------------------------- ------- --------- ---------- ------------- ------------ ---------- -------- -------------
NAME AND PRINCIPAL POSITION  FISCAL    SALARY      BONUS         OTHER   SECURITIES      SHARES     LTIP           ALL
                               YEAR       ($)     ($)(1)        ANNUAL        UNDER    OR UNITS  PAYOUTS         OTHER
                                                          COMPENSATION  OPTIONS/SARS    SUBJECT      ($)  COMPENSATION
                                                                ($)(2)      GRANTED          TO                    ($)
                                                                                (#)      RESALE
                                                                                     RESTRICTIONS
                                                                                           ($)
============================ ======= ========= ========== ============= ============ ========== ======== =============
Hank B. Swartout             2005     840,000  3,360,000                 (3)403,038                      (4)15,589,000
Chief Executive Officer      2004     831,000  3,200,000                    200,000                           138,520
                             2003     800,000  1,870,000                    200,000                           147,800
---------------------------- ------- --------- ---------- ------------- ------------ ---------- -------- -------------
Doug J. Strong(5)            2005     153,461    169,000                          -                                 -
Chief Financial Officer      2004     140,038    115,000                     12,000                                 -
                             2003     129,798    100,000                          -                                 -
---------------------------- ------- --------- ---------- ------------- ------------ ---------- -------- -------------
Dwayne Peters                2005     200,000    320,000                  (6)60,000                                 -
Senior Vice President        2004     166,154    235,000                          -                                 -
                             2003     160,000    225,000                          -                                 -
---------------------------- ------- --------- ---------- ------------- ------------ ---------- -------- -------------
Ron Berg                     2005     174,615    169,000                          -                                 -
Senior Vice President,       2004     163,830    125,000                     18,000                                 -
Operations                   2003     149,730    110,000                      7,000                                 -
---------------------------- ------- --------- ---------- ------------- ------------ ---------- -------- -------------
John Jacobsen                2005     166,538    169,000                          -                                 -
Vice President, Operations   2004     163,892    125,000                     20,000                                 -
                             2003     151,999    110,000                          -                                 -
---------------------------- ------- --------- ---------- ------------- ------------ ---------- -------- -------------
Dale E. Tremblay(7)          2005     120,269    229,167                          -                         1,550,000
Senior Vice President,       2004     260,000    500,000                          -                                 -
Finance and Chief            2003     250,000    500,000                          -                                 -
Financial Officer
---------------------------- ------- --------- ---------- ------------- ------------ ---------- -------- -------------
Michael J. McNulty(8)        2005     150,000    300,000                          -                         1,214,000
Senior Vice President,       2004     208,000    400,000                          -                                 -
Operations Finance           2003     194,000    400,000                          -                                 -
---------------------------- ------- --------- ---------- ------------- ------------ ---------- -------- -------------

Notes:
(1) The amounts listed are the bonus amounts earned during the year indicated and relate to performance criteria which was met for that year, but the cash amounts, if applicable, are paid during the following year.
(2) "Other Annual Compensation" did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus of Named Executive Officers.
(3)  Mr. Swartout was originally  granted 300,000 options in 2005.  100,000 of the options granted were doubled to 200,000 on May 18, 2005, the effective date of Precision's stock split on a two-for-one basis. 3,038 additional options were issued pursuant to the formula for the treatment of granted options under the Plan of Arrangement which is contained in the Management Information Circular of Precision dated October 3, 2005 commencing on page 33, incorporated herein by reference, and available to Unitholders on SEDAR at www.sedar.com and without charge upon request to the Vice President, Corporate Services and Corporate Secretary of Precision.
(4) Mr. Swartout's executive employment agreement provided for a retirement allowance equal to US$1,500,000 plus US$100,000 per year for each year of service commencing April 30, 1996, a change of control payment equal to three times his highest annual salary and bonus, and the option to purchase the vehicle then driven by Mr. Swartout for a purchase price of $1.00. Mr. Swartout resigned as President of Precision on the completion of the reorganization of the business of Precision into the Trust and was paid a retirement allowance of $2,915,000(Cdn.), a change of control payment of $12,600,000 and has agreed to purchase the vehicle driven by him valued at $74,000.
(5) Mr. Strong was appointed as Chief Financial Officer effective November 7, 2005.
(6) Mr. Peters was originally granted 30,000 options in 2005, which were doubled to 60,000 on May 18, 2005, the effective date of Precision's stock split on a two-for-one basis.
(7) Mr. Tremblay retired as Senior Vice President, Finance and Chief Financial Officer effective June 15, 2005 and served in his capacity as CFO for five and a half months in 2005.
(8) Mr. McNulty retired as Senior Vice President, Operations Finance effective September 30, 2005 and served in his capacity as Senior Vice President, Operations Finance for nine months in 2005.

OPTION GRANTS DURING FINANCIAL YEAR ENDED DECEMBER 31, 2005

         The following options were issued to the Named Executive Officers during the financial year ended December 31, 2005.

NAME                            SECURITIES      PERCENTAGE OF          EXERCISE      MARKET VALUE OF        EXPIRATION
                             UNDER OPTIONS    701,800 OPTIONS           OR BASE           SECURITIES           DATE(2)
                                       (#)         GRANTED TO             PRICE   UNDERLYING OPTIONS
                                                 EMPLOYEES IN      ($/SECURITY)       ON THE DATE OF
                                               FINANCIAL YEAR               (1)    GRANT ($/SECURITY)
========================= ================= ================== ================= ==================== =================
Hank B. Swartout           (3)200,000             28.5%         (3)$37.76               $37.76          Nov 23, 2005
                              200,000             28.5%            $48.29               $48.29          Nov 23, 2005
                             (4)3,038              0.4%          (4)$0.00               $31.75          Nov 23, 2005
------------------------- ----------------- ------------------ ----------------- -------------------- -----------------
Doug J. Strong                   -                  -                 -                      -               -
------------------------- ----------------- ------------------ ----------------- -------------------- -----------------
Dwayne Peters                (5)60,000             8.5%         (5)$37.76               $37.76          Nov 23, 2005
------------------------- ----------------- ------------------ ----------------- -------------------- -----------------
Ron Berg                         -                  -                 -                      -               -
------------------------- ----------------- ------------------ ----------------- -------------------- -----------------
John Jacobsen                    -                  -                 -                      -               -
------------------------- ----------------- ------------------ ----------------- -------------------- -----------------
Dale E. Tremblay                 -                  -                 -                      -               -
------------------------- ----------------- ------------------ ----------------- -------------------- -----------------
Michael J. McNulty               -                  -                 -                      -               -
------------------------- ----------------- ------------------ ----------------- -------------------- -----------------

Notes:
(1) The exercise price of options was based upon the closing price on the TSX on the last trading day preceding the date of grant.
(2) The original expiration date for the options granted in 2005 was shortened to November 23, 2005 in accordance with the terms of the Plan of Arrangement and all options were exercised, cashed out, terminated, or dealt with on or before November 23, 2005.
(3) Mr. Swartout was awarded 100,000 options on January 1, 2005 which were doubled to 200,000 on May 18, 2005, the effective date of Precision's stock split on a two-for-one basis
(4) 3,038 additional options were issued to Mr. Swartout pursuant to the formula for the treatment of granted options under the Plan of Arrangement which is contained in the Management Information Circular of Precision dated October 3, 2005 commencing on page 33, incorporated herein by reference, and available to Unitholders on SEDAR at www.sedar.com and without charge upon request to the Vice President, Corporate Services and Corporate Secretary of Precision at 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7.
(5) Mr. Peters was awarded 30,000 options on January 1, 2005 which were doubled to 60,000 on May 18, 2005, the effective date of Precision's stock split on a two-for-one basis.

AGGREGATED OPTION EXERCISES DURING FINANCIAL YEAR ENDED DECEMBER 31, 2005 AND FINANCIAL YEAR END OPTION VALUES

         Pursuant to the Plan of Arrangement, all option plans and all options issued to Directors, executive officers and employees of Precision were exercised, cashed out or terminated prior to the effective date of the Plan of Arrangement or dealt with pursuant to the terms of the Plan of Arrangement. As of November 23, 2005, Precision had no options issued or outstanding to any Director, executive officer or employee. Between January 1, 2005 and November 23, 2005, the following options were exercised by the Named Executive
Officers:

                                                                                              VALUE OF UNEXERCISED
NAME                               SECURITIES              AGGREGATE    UNEXERCISED OPTIONS   IN-THE-MONEY OPTIONS
                                     ACQUIRED                  VALUE   AT DECEMBER 31, 2005   AT DECEMBER 31, 2005
                                           ON               REALIZED      (#) EXERCISABLE /       ($) EXERCISABLE/
                                 EXERCISE (#)                 ($)(1)          UNEXERCISABLE          UNEXERCISABLE
======================= ====================== ====================== ====================== ======================
Hank B. Swartout(2)          2,203,038              55,035,331              nil / nil             nil / nil
----------------------- ---------------------- ---------------------- ---------------------- ----------------------
Doug J. Strong(2)               34,000               1,042,316              nil / nil             nil / nil
----------------------- ---------------------- ---------------------- ---------------------- ----------------------
Dwayne Peters(2)                90,000               2,159,900              nil / nil             nil / nil
----------------------- ---------------------- ---------------------- ---------------------- ----------------------
Ron Berg(2)                     64,000               1,937,244              nil / nil             nil / nil
----------------------- ---------------------- ---------------------- ---------------------- ----------------------
John Jacobsen(2)                46,000               1,139,900              nil / nil             nil / nil
----------------------- ---------------------- ---------------------- ---------------------- ----------------------
Dale E. Tremblay               133,000               3,299,733              nil / nil             nil / nil
----------------------- ---------------------- ---------------------- ---------------------- ----------------------
Michael J. McNulty             130,000               3,768,714              nil / nil             nil / nil
----------------------- ---------------------- ---------------------- ---------------------- ----------------------

Notes:
(1) The amount was calculated by multiplying the number of Precision common shares under options exercised by an amount equal to the difference between the market value of the common shares on the date of exercise and the exercise price of those options.
(2) The options issued to the Named Executive Officers were dealt with pursuant to the formula contained in the Plan of Arrangement which is contained in the Management Information Circular of Precision dated October 3, 2005, commencing on page 33, which is incorporated herein by reference, and available to Unitholders on SEDAR at www.sedar.com and without charge upon request to the Vice President, Corporate Services and Corporate Secretary of Precision at 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7.

COMPENSATION AND LONG TERM INCENTIVE PLANS

         Precision's compensation and long term incentive plans terminated on the reorganization of the business of Precision pursuant to the Plan of Arrangement. Precision is currently in the process of adopting new compensation plans.

EMPLOYMENT CONTRACTS

         At the Effective Date, Precision has existing employment contracts with two of its Named Executive Officers.

         The executive employment agreement between Precision and Ron Berg (the "Berg Agreement") provides for a base salary, benefits, bonuses and stock options to be determined by Precision from time to time. In the event of termination without cause within two years of a change of control, or constructive dismissal within two years after a change of control, the Berg Agreement provides for a payment: (i) equal to the Best Year Amount (as defined below) plus one-twelfth of the Best Year Amount for each full year from the effective date of service to the date of termination of employment, up to a maximum of one-half of the Best Year Amount; (ii) a payment of the lesser of $15,000 or an amount equal to 8% of the base salary at the date of termination representing compensation for lost benefits; and, (iii) acceleration of vesting of all outstanding options. In the event of termination without cause or constructive dismissal prior to a change of control, or in the event of constructive dismissal within two years after a change of control, the Berg Agreement provides for a payment, if Mr. Berg has been employed for in excess of two years, of the Average Year Amount (as defined below) plus one-twelfth the Average Year Amount for each full year of employment from the effective date of service up to a maximum of one-half of the Average Year. The "Best Year Amount" means the highest annual base salary during any of the two most recent calendar years, including the year of termination, and the highest amount of the bonus attributable to Mr. Berg for any one year during the two calendar years prior to the year of termination. The "Average Year Amount" means the annual base salary for the year during which the employment of Mr. Berg is terminated and the simple average amount of the bonuses attributable to Mr. Berg for the two years immediately preceding the year during which his employment is terminated.

         The executive employment agreement between Precision and Dwayne Peters (the "Peters Agreement") provides for: a base salary, benefits, bonuses and stock options to be determined by Precision, from time to time, for the duration of the "Succession Period", ending on January 1, 2007. The Peters Agreement provides, in the event of termination without cause prior to or within twelve months of a change of control prior to the end of the Succession Period, for a retirement allowance equal to the base salary earned from the date of termination until the end of the Succession Period; a lump sum bonus in the amount equal to two times the average amount of bonuses paid for the two years immediately preceding the year in which employment is terminated; a payment in the amount equal to 10% of the base salary at the date of termination representing compensation for lost benefits; and acceleration of vesting of all outstanding options.

         Hank B. Swartout, Precision's Chief Executive Officer, was compensated in 2005 in accordance with the terms of an employment agreement effective January 1, 2001 (the "Swartout Agreement"). The Swartout Agreement provided for an annual base salary to be reviewed annually but which was to be based on the base salaries of chief executive officers of similar corporations. The base salary for Mr. Swartout in his capacity as President and Chief Executive Officer of Precision for 2005 was set at $840,000. The Swartout Agreement contained a provision for an annual bonus in an amount based upon certain parameters established by the Directors which were subject to a CVA calculation up to a maximum of four times the base salary for the applicable year. The bonus amount was recommended by the Compensation Committee and approved by the Board of Directors.

         The Swartout Agreement also provided for the issuance of options to purchase common shares of Precision on the basis of 100,000 options each six months commencing effective January 1, 2001 and ending July 1, 2005. Such options vested after a one year period and were exercisable until the earlier of December 31, 2010 or 60 days after Mr. Swartout ceased to be employed full time by Precision, however, all such options were terminated pursuant to the Plan of Arrangement providing for new options to be converted into Trust Units. The Swartout Agreement also contained clauses which provided that upon termination of Mr. Swartout's employment; (i) as a result of a hostile takeover bid, he would be entitled to compensation equal to four times the Best Year; (ii) as a result of termination without cause or a change of control of Precision (except pursuant to a hostile takeover bid) he would be entitled to compensation equal to three times the Best Year; and
(iii) in any event, a retirement allowance equal to US$1.5 million plus a separate amount of US$100,000 which was to be accumulated each fiscal year commencing April 30, 1996 and for a period of 10 years thereafter. For the purposes of the foregoing, "Best Year" means the amount equal to the highest amount paid (or payable) with respect to base salary plus bonus for any one year during the last three years prior to the termination date. The completion of the Plan of Arrangement constituted a change in control under Mr. Swartout's employment agreement. Mr. Swartout terminated his employment agreement in 2005 pursuant to its terms, retired as President of Precision, and received the payments set out in the tables on page 11 hereof as a result of such termination.

PERFORMANCE GRAPHS

         The following graphs compare the yearly percentage change in the cumulative Unitholder value (and prior to November 7, 2005, the effective date of the Plan of Arrangement, the shareholder value of common shares of Precision) over the last five years assuming a $100 investment was made December 31, 2000, with the cumulative total return of the S&P/TSX Composite Index, the S&P/NYSE Composite Index, and the Philadelphia Stock Exchange Oil Service Sector Index ("OSX"). The graphs assume the reinvestment of the November and December 2005 distributions of $0.27 and $0.292, respectively, per Trust Unit, as well as the reinvestment in Trust Units of the distribution of cash of $6.83 per Precision common share and 0.2089 per Precision common share representing the value of the pro-rated distribution of shares of Weatherford International Ltd. which were distributed on November 7, 2006 at a value of $16.24 pursuant to the Plan of Arrangement.

                            TORONTO STOCK EXCHANGE

                         [GRAPHIC OMITTED -- LINE CHART]

                DEC 00  DEC 01  DEC 02  DEC 03  DEC 04  DEC 05
                ------  ------  ------  ------  ------  ------
PD                100     73      91     101      134     220
S&P/TSX           100     86      74      92      104     126

                            NEW YORK STOCK EXCHANGE

                         [GRAPHIC OMITTED -- LINE CHART]

                DEC 00  DEC 01  DEC 02  DEC 03  DEC 04  DEC 05
                ------  ------  ------  ------  ------  ------
PDs               100     69      87     116      167     282
S&P               100     87      67      84       92      95
OSX               100     70      69      75       99     146


V.       ADMINISTRATION AGREEMENT AND COMPENSATION OF THE TRUSTEES AND DIRECTORS

ADMINISTRATION AGREEMENT

         The Trust and Precision are parties to an administration agreement entered into on November 7, 2005 (the "Administration Agreement"). Under the terms of the Administration Agreement, Precision provides administrative and support services to the Trust including, without limitation, those necessary to (i) ensure compliance by the Trust with continuous disclosure obligations under applicable securities legislation, (ii) provide investor relations services, (iii) provide or cause to be provided to Unitholders all information to which Unitholders are entitled under the Declaration of Trust including relevant information with respect to financial reporting and income taxes,
(iv) call and hold meetings of Unitholders and distribute required materials, including notices of meetings and information circulars, in respect of all such meetings, (v) assist the Board of Trustees in calculating distributions to Unitholders, (vi) ensure compliance with the Trust's limitations on non-resident ownership, if applicable, and (viii) generally provide all other services as may be necessary or as may be requested by the Board of Trustees. Precision charges the Trust for such administrative and support services an amount equal to Precision's cost of providing such services plus 5%.

TRUSTEE COMPENSATION

         The Compensation Committee determines the compensation to be received by the Trustees. In determining the compensation to be awarded, the time commitment in service to the Trust, comparative fees received by other trustees of trusts of a similar size, and the responsibilities of the Board of Trustees were considered. In 2005, each Trustee received a base retainer of US$1,431 and meeting fees of US$1,000 per meeting for attendance in person, and US$500 for attendance by telephone, for an aggregate of US$5,432 fees per Trustee. Each member of the Board of Trustees attended each of the four meetings of the Board of Trustees held in 2005.

NAME                   TRUSTEE RETAINER   MEETING FEES (US$)    TRAVEL ALLOWANCE      TOTAL (US$)
                            (US$)                                    (US$)
==================== ==================== =================== ==================== ==============
Robert J.S. Gibson           1,432                4,000                 -                 5,432
-------------------- -------------------- ------------------- -------------------- --------------
Patrick M. Murray            1,432                4,000                 -                 5,432
-------------------- -------------------- ------------------- -------------------- --------------
H. Garth Wiggins             1,432                4,000                 -                 5,432
-------------------- -------------------- ------------------- -------------------- --------------

         In 2006, each Trustee will be paid an annual retainer of $10,000 and meeting fees of $1,250 per meeting, to be paid quarterly in arrears commencing on March 31, 2006.

DIRECTOR COMPENSATION

         The Compensation Committee periodically reviews the adequacy and form of Directors' compensation and determines the compensation to be awarded to Directors. In determining the compensation to be awarded, the Compensation Committee considers the time commitment of the Directors, the time commitment of the Chairman of each committee of the Board of Directors (each a "Committee"), and the lead director of the Board of Directors (the "Lead Director"), and compares the remuneration to that received by directors of comparatively sized issuers. In 2005, each Director received a base retainer of US$16,000 and meeting fees of US$1,000 per meeting for attendance in person, and US$500 for attendance by telephone. The Chairmen of the
Compensation Committee and the Corporate Governance and Nominating Committee received an additional annual retainer of US$5,000, and the Chairman of the Audit Committee received an additional annual retainer of US$10,000. Members of the Audit Committee received meeting fees of US$2,000 per meeting for attendance in person and US$500 for attendance by telephone, and members of the Compensation Committee and Corporate Governance and Nominating Committees received meeting fees of US$1,000 per meeting for attendance in person and US$500 per meeting for attendance by telephone. The Lead Director who was responsible for ensuring that the Board of Directors exercised independent judgment in making decisions (and whose role is further described under the heading "STATEMENT OF CORPORATE GOVERNANCE PRACTICES - LEAD DIRECTOR OF THE BOARD OF DIRECTORS" below) received US$2,000 for each meeting at which he served as Lead Director. Directors who are required to travel more than three hours by air to Board of Directors or Committee meetings were paid a travel allowance of US$1,000. Expenses that were incurred by each Director as a consequence of attending Board of Directors or Committee meetings were reimbursed. Mr. Swartout, the Chief Executive Officer of Precision, did not receive fees in respect of his role as a Director.

         During the financial year ended December 31, 2005, the Directors were paid compensation, in aggregate, of US$408,733. The following table sets forth all compensation, including expenses paid to the Directors, for the 2005 financial year.

NAME                           BOARD     COMMITTEE    CHAIR     SPECIAL       TRAVEL       TOTAL    EXPENSES
                              MEETING     / BOARD    RETAINER  COMMITTEE     ALLOWANCE      FEES     PAID
                               FEES      RETAINER    (US$)(1)   RETAINER      (US$)        (US$)      (CDN$)
                               (US$)        (US$)                  (US$)
============================ ========= ============ ========= ============= =========== ========== ===========
W.C. (Mickey) Dunn            24,000        16,000       -        17,184          -       57,184       3,888
---------------------------- --------- ------------ --------- ------------- ----------- ---------- -----------
Brian A. Felesky, CM,
   Q.C.(2)(3)                  1,000         1,333       -             -          -        2,333           -
---------------------------- --------- ------------ --------- ------------- ----------- ---------- -----------
Robert J.S. Gibson            29,500        16,000   5,000        17,184          -       67,684       1,139
---------------------------- --------- ------------ --------- ------------- ----------- ---------- -----------
Patrick M. Murray             30,500        16,000  10,000        17,184     15,000       88,684      37,405
---------------------------- --------- ------------ --------- ------------- ----------- ---------- -----------
Frederick W. Pheasey          22,500        16,000   5,000        17,184          -       60,684       9,538
---------------------------- --------- ------------ --------- ------------- ----------- ---------- -----------
Robert L. Phillips            25,000        16,000       -        17,184          -       58,184      14,669
---------------------------- --------- ------------ --------- ------------- ----------- ---------- -----------
Hank B. Swartout(4)                -             -       -             -          -            -           -
---------------------------- --------- ------------ --------- ------------- ----------- ---------- -----------
H. Garth Wiggins              36,500        16,000       -        21,480          -       73,980          95
---------------------------- --------- ------------ --------- ------------- ----------- ---------- -----------

Notes:
(1) Includes fees paid to independent Directors serving as Lead Director each quarter and attendance at strategic planning meetings.
(2) Mr. Felesky is not an independent Director and accordingly does not serve on a Committee.
(3) Mr. Felesky was appointed to the Board of Directors on December 1, 2005, and received 1/12th of the retainer for 2005 for attendance at the only meeting of the Board of Directors called after his appointment.
(4) Mr. Swartout is an executive officer and accordingly did not receive a retainer or meeting fees for his attendance at meetings of the Board of Directors.

         In 2006, each member of the Board of Directors will be paid an annual retainer of $30,000 and meeting fees of $1,250 per meeting, to be paid quarterly in arrears commencing on March 31, 2006. The Chairman of the Audit Committee will receive an additional annual retainer of $12,500 and the Chairmen of the Corporate Governance & Nominating Committee and Compensation Committee will each receive an additional retainer of $6,250. Lead Directors will be paid a fee of $2,500 during the quarter in which they serve as Lead Director and will be paid meeting fees for attending Committee meetings of which they are not members. Members of the Audit Committee will receive $1,250 for each meeting of the Audit Committee in addition to regular meeting fees.

OWNERSHIP GUIDELINES

         The Board of Trustees and the Board of Directors have established ownership guidelines which became effective in 2006. Trustees and Directors are expected to own Trust Units or Exchangeable Units equal to at least four times the amount of their respective annual retainers. The Chief Executive Officer, Chief Financial Officer, President and Vice Presidents are expected to own Trust Units or Exchangeable Units equal to at least five times their base salary and all other senior employees are expected to own Trust Units or Exchangeable Units equal to at least three times their base salary. The ownership guidelines are set for achievement within five years.

TRUSTEES INDEMNITY

         The Declaration of Trust provides that each Trustee must act honestly and in good faith with a view to the best interests of the Trust and exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Declaration of Trust provides that each Trustee is entitled to indemnification from the Trust in respect of the exercise of the Trustee's power and the discharge of the Trustee's duties, provided that the Trustee acted honestly and in good faith with a view to the best interests of the Trust or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the Trustee had reasonable grounds for believing that his conduct was lawful.

TRUSTEES, DIRECTORS AND OFFICERS LIABILITY INSURANCE

         The Trust has purchased a liability insurance policy which expires May 1, 2006. The policy covers corporate indemnification of the Trustees, Directors and officers. The policy has a $70 million limit and corporate indemnification deductibles apply. The annual premium for this coverage is $778,131.

VI.      STATEMENT OF CORPORATE GOVERNANCE PRACTICES

         The Board of Trustees and the Board of Directors routinely review and update mandates, guidelines, policies and procedures relating to the corporate governance mandates and policies of the Trust and Precision (collectively, the "Governance Mandates and Policies"). Such Governance Mandates and Policies have recently been updated to reflect the reorganization of Precision's business into an income trust. In connection therewith, the Board of Trustees and the Board of Directors have each adopted a new mandate and new corporate governance guidelines. In addition, the Board of Directors has adopted new position descriptions for the Chairman of the Board of Directors and the Lead Director, new Charters and Terms of Reference for each Committee, and revised position descriptions for the Chairman of each Committee. The revised Governance Mandates and Policies were adopted at meetings of the Board of Trustees and the Board of Directors, as applicable, on March 7, 2006 and supersede all former governance mandates, guidelines, policies and procedures of the Trust and Precision.

         The Trust and Precision exercise their authority in accordance with the Governance Mandates and Policies as well as applicable laws and regulations, including those imposed by Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

         The Trust Units are listed on the Toronto Stock Exchange (the "TSX") in Canadian and U.S. dollars, and the New York Stock Exchange (the "NYSE"). The Governance Mandates and Policies are consistent with the governance guidelines set out in National Policy 58-201 (the "Governance Guidelines") and the audit committee rules set out in Multilateral Instrument 52-110 (the "Audit Committee Rules") adopted by the Canadian securities regulatory authorities. Applicable NYSE rules (the "NYSE Rules") with respect to disclosure of corporate governance practices do not require a foreign issuer, such as the Trust, to comply with NYSE corporate governance rules, except for certain audit committee and other specified requirements, including a requirement to disclose the significant ways in which the Governance Mandates and Policies differ from those required of United

States domestic companies under NYSE listing standards. The Governance Mandates and Policies comply with the NYSE Rules in all significant respects, except as disclosed in the Corporate Governance section of the Trust's website at www.precisiondrilling.com.

         This Statement of Corporate Governance Practices is responsive to the disclosure rules (the "Disclosure Rules") adopted by the Canadian securities regulatory authorities and certain NYSE Rules and SEC rules adopted pursuant to the United States Sarbanes-Oxley Act of 2002 ("SOX"). The Board of Trustees and the Board of Directors have approved this Statement of Corporate Governance Practices on the recommendation of the Corporate Governance and Nominating Committee.

         Additional information about the Governance Mandates and Policies is set forth in the following documents, which are posted on the Corporate Governance section of the Trust's website at www.precisiondrilling.com:

o    the Mandates of the Board of Trustees and the Board of Directors;

o    the Corporate Governance Guidelines of the Trust and Precision;

o the Charters and Terms of Reference for each of Precision's Committees of the Board of Directors (the "Committees");

o Position Descriptions for the Chairman of the Board of Directors, the Lead Director and the Chairman of each Committee;

o    this Statement of Corporate Governance Practices;

o    the Code of Business Conduct and Ethics; and

o a summary of significant differences between the NYSE Rules and the Governance Mandates and Policies.

INDEPENDENCE OF THE TRUSTEES AND DIRECTORS

         As an issuer whose Trust Units are listed on the TSX and NYSE, the Trust is subject to various guidelines, requirements and disclosure rules governing the independence of the members of the Board of Trustees, the Board of Directors and Committees, including those requirements and rules imposed by the Governance Guidelines, the Audit Committee Rules, the Disclosure Rules, the NYSE Rules and SOX.

         The Trust meets the standards of the Governance Guidelines and Audit Committee Rules regarding independence and voluntarily conforms to the standards of the NYSE Rules regarding independent board members.

         On the recommendation of the Corporate Governance and Nominating Committee, the Board of Trustees has affirmatively determined that each of the three nominees for election to the Board of Trustees has no direct or indirect material relationship with the Trust and is therefore independent. On this basis, the following three nominees for election to the Board of Trustees are independent: Robert J.S. Gibson, Patrick M. Murray and H. Garth Wiggins.

         On the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors has affirmatively determined that six of the eight nominees to be approved by Unitholders for appointment to the Board of Directors have no direct or indirect material relationship with Precision or the Trust and are therefore independent. On this basis, the following six nominees to be approved for appointment to the Board of Directors are independent: W.C. (Mickey) Dunn, Robert J.S. Gibson, Patrick M. Murray, Frederick W. Pheasey, Robert L. Phillips, and H. Garth Wiggins. Hank B. Swartout, the Chief Executive Officer of Precision, is not independent because of his executive office and Brian A. Felesky, CM, Q.C. is not independent because he is a partner at Felesky Flynn LLP, a law firm that provides trust and tax counsel to the Trust and Precision.

         The biographies set out on page 6 of this Circular identify the other reporting issuers on which each nominee to be approved for appointment to the Board of Directors is a director.

CHAIRMAN OF THE BOARD OF DIRECTORS

         Mr. Swartout, the Chief Executive Officer of Precision and a non-independent Director, has been appointed as Chairman of the Board of Directors. The Board of Directors hold sessions at each meeting of the Board of Directors at which members of management are not in attendance. During the 2005 financial year, there were 12 such sessions that were attended only by Directors who are not also members of management. The independent members of the Board of Directors have concluded that Mr. Swartout's dual role does not impair the Board of Directors' ability to function independently of management. Mr. Swartout's extensive knowledge of Precision's business is of significant benefit to the operation of Precision's Board of Directors. The Chairman of the Board of Directors serves as a liaison among the Directors and the Board of Trustees. The Board of Directors has approved a written position description for the Chairman of the Board which is available on the Corporate Governance section of the Trust's website at www.precisiondrilling.com.

LEAD DIRECTOR OF THE BOARD OF DIRECTORS

         In order to provide leadership to the independent members of the Board of Directors, a Lead Director is appointed on a rotating quarterly basis from among the independent Directors. The Lead Director is responsible for working with the Chairman of the Board and the Vice President, Corporate Services and Corporate Secretary to set the agenda for meetings of the Board of Directors and for chairing sessions of the independent and non-management members of the Board of Directors. The Lead Director also acts as the liaison between the independent Directors and the Chairman of the Board on sensitive issues. The Board of Directors has approved a written position description for the Lead Director which is available on the Corporate Governance section of the Trust's website at www.precisiondrilling.com.

ATTENDANCE RECORD OF TRUSTEES AND DIRECTORS

         During the fiscal year ended December 31, 2005, the Board of Trustees held four meetings at which each of the Trustees attended in person. The following table sets forth the attendance of each Director at meetings of the Board of Directors and, as applicable, the attendance of members of Committees at Committee meetings:

         DIRECTOR                 BOARD          AUDIT       COMPENSATION     CORPORATE        SPECIAL
                               MEETINGS(1)     COMMITTEE      COMMITTEE       GOVERNANCE      COMMITTEE
                                                MEETINGS       MEETINGS          AND          MEETINGS
                                                                              NOMINATING
                                                                              COMMITTEE
                                                                               MEETINGS
============================= ============== ============== =============== =============== ============
W.C. (Mickey) Dunn                 11/12            -             6/6             5/5             3/3
----------------------------- -------------- -------------- --------------- --------------- ------------
Brian A. Felesky, CM, Q.C.        1/1 (2)           -              -               -               -
----------------------------- -------------- -------------- --------------- --------------- ------------
Robert J.S. Gibson                 12/12           6/6             -              5/5             3/3
----------------------------- -------------- -------------- --------------- --------------- ------------
Patrick M. Murray                  12/12           6/6             -               -              3/3
----------------------------- -------------- -------------- --------------- --------------- ------------
Frederick W. Pheasey               11/12            -             6/6             4/5             3/3
----------------------------- -------------- -------------- --------------- --------------- ------------
Robert L. Phillips                 12/12            -             6/6             5/5             3/3
----------------------------- -------------- -------------- --------------- --------------- ------------
Hank B. Swartout                   12/12            -              -               -               -
----------------------------- -------------- -------------- --------------- --------------- ------------
H. Garth Wiggins                   12/12           6/6             -               -              3/3
----------------------------- -------------- -------------- --------------- --------------- ------------

Notes:
(1)  Attendance in person or by telephone
(2) Mr. Felesky was appointed to the Board of Directors on December 1, 2005 and attended the one board meeting called subsequent to his appointment.

MANDATE OF THE BOARD OF TRUSTEES

         The Board of Trustees has overall responsibility and full authority to manage the Trust's investments pursuant to the Declaration of Trust. Effective November 7, 2005, the Board of Trustees delegated responsibility for the management and administration of the Trust's operational matters to Precision pursuant to an administration agreement between the Trust and Precision. The duties of the Board of Trustees are more specifically described in the Mandate of the Board of Trustees which is attached as Appendix A and is also available on the Corporate Governance section of the Trust's website at www.precisiondrilling.com.

MANDATE OF THE BOARD OF DIRECTORS

         In addition to ensuring that Precision discharges its obligations as administrator of the Trust, the Board of Directors is responsible for the stewardship of the business and affairs of Precision. As such, the Board of Directors has responsibility to oversee the conduct of Precision's business, provide direction to management and ensure that all major issues affecting the business and affairs of Precision are given proper consideration. A complete list of the specific matters the Trust has delegated to Precision is set out in Schedule A of the Mandate of the Board of Trustees.

         The Board of Directors discharges its responsibilities directly and through its Committees. The Board of Directors may delegate to its Committees matters for which it is responsible, but retains its oversight function for all delegated responsibilities. Similarly, as permitted by applicable law, the Board of Directors may from time to time delegate certain of its responsibilities to management. The Board of Directors' duties are more specifically described in its Mandate of the Board of Directors which is attached as Appendix B and is also available on the Corporate Governance section of the Trust's website at www.precisiondrilling.com.

COMMITTEES OF THE BOARD OF DIRECTORS

         To assist it in discharging its responsibilities more effectively, the Board of Directors has established three Committees: the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee. From time to time the Board of Directors also creates special ad hoc committees to address important matters.

         Each Committee is chaired by an independent Director and at least annually evaluates its effectiveness in carrying out the duties specified in its Charter and Terms of Reference. The Board of Directors has approved a position description for the Chairman of each Committee which is available on the Corporate Governance section of the Trust's website at www.precisiondrilling.com.

         The Charters and Terms of Reference of the Committees are reproduced in full in the Corporate Governance section of the Trust's website at www.precisiondrilling.com.

         The members of each Committee must all be independent in accordance with the requirements or guidelines for committee service under applicable securities laws and the rules of any stock exchange on which the Trust Units are listed for trading. Based on the information provided by the Directors, the Board of Directors has determined that all members of each Committee are currently independent.

POSITION DESCRIPTION OF THE CHIEF EXECUTIVE OFFICER

         The Board of Directors has not approved a written position description describing the roles and responsibilities of the Chief Executive Officer. However, the Compensation Committee approves the corporate objectives that the Chief Executive Officer is responsible for meeting at least annually and assesses the Chief Executive Officer against these objectives.

TRUSTEE AND DIRECTOR INFORMATION, EDUCATION AND ORIENTATION

         Both the Board of Trustees and the Board of Directors have procedures designed to ensure that their respective members have timely access to the information they need to carry out their duties. Each Trustee and each Director receives a comprehensive package of materials prior to each meeting, and after each Committee meeting the full Board of Directors receives a report on each Committee's work.

         The Corporate Governance and Nominating Committee ensures the provision of an appropriate orientation for new Trustees and Directors as well as the availability of continuing education programs for Trustees and Directors. The Board of Trustees and the Board of Directors encourage Trustees and Directors to periodically participate in or attend appropriate programs, sessions or receive materials as to the responsibility of Trustees or Directors, as applicable, of publicly traded entities.

BUSINESS CONDUCT AND ETHICS

         The Board of Directors has adopted a Code of Business Conduct and Ethics (the "Code"), expressing the fundamental principles that guide the Directors in their deliberations and shape Precision's business activities. The Code applies to Directors, executive officers and all employees. The Code incorporates Precision's guiding principles for business conduct and ethical behaviour to promote integrity and deter wrongdoing. It also creates a frame of reference for dealing with sensitive and complex issues and provides for accountability if standards of conduct are not met. The executive officers of Precision have each acknowledged that they have read, understood and will abide by the Code. A copy of the Code is posted on the Corporate Governance section of the Trust's website at www.precisiondrilling.com.

         The Board of Trustees has adopted the principles set out in the Code and is currently in the process of working with the Board of Directors to develop a Joint Code of Business Conduct which will apply to the activities of the Trust, PDLP and Precision.

         All Precision personnel, including Trustees and Directors, are expected to conduct their business affairs in a manner that ensures their private or personal interests do not interfere with the interests of the Trust or Precision, including conflicts relative to personal, financial or other gain. Should conflicts arise, or be perceived to arise, disclosure will be made in an appropriate manner and the person about whom disclosure is to be made will not participate in any decision or action in which there is a conflict.

NOMINATION OF TRUSTEES AND DIRECTORS

         The Board of Trustees is elected by the Unitholders at every annual meeting of the Trust. The Corporate Governance and Nominating Committee of Precision, which is comprised entirely of independent Directors, reviews and recommends to the Board of Directors the candidates for nomination as Trustees. The Board of Directors then submits its recommendations to the Board of Trustees and the Board of Trustees approves the final choice of candidates for nomination and election by Unitholders.

         If it becomes necessary to appoint a new Trustee or Director to fill a vacancy on the Board of Trustees or Board of Directors, as applicable, the existing Board of Trustees or the Board of Directors on the approval of the Board of Trustees, may appoint one or more additional Trustees, or instruct the General Partner to appoint one or more additional Directors, as applicable, for a term to expire at the close of the next annual meeting of Unitholders.

         The Board of Trustees is also ultimately responsible for arranging for the appointment of the Board of Directors. In that regard, the Corporate Governance and Nominating Committee recommends to the Board of Directors the candidates for nomination as Directors. The Board of Directors approves the choice of candidates for recommendation to the Board of Trustees, which, in turn, submits the recommended candidates for approval by Unitholders and causes the General Partner of PDLP to appoint the recommended candidates.

         As the Board of Trustees and the Board of Directors derive their strength from their members, Trustees and Directors should have an appropriate mix of skills, knowledge and experience in business and a history of achievement. Trustees and Directors are required to commit the requisite time for all of the Board of Trustees' or Board of Directors' business, as applicable, and must demonstrate integrity, accountability and informed judgement.

         A majority of each of the Board of Trustees and the Board of Directors must be Canadian residents and determined to be "independent" as defined in applicable rules and regulations.

         Each Trustee and each Director is expected to attend in person at all regularly-scheduled meetings of the Board of Trustees or Board of Directors, as applicable, and Directors are expected to attend all regularly-scheduled meetings of each Committee on which they serve.

         The Corporate Governance and Nominating Committee, among other things, sets criteria for the evaluation of Directors, develops and recommends corporate governance principles, evaluates Directors, makes recommendations as to the members of various Committees, ensures appropriate orientation and continuing education programs and reviews the Corporate Governance Guidelines of Precision. In particular, the Corporate Governance and Nominating Committee annually reviews the competencies, skills and personal qualities of each current Trustee or Director, and the contributions made by such Trustee or Director to the effective operation of the Board of Trustees or the Board of Directors, as the case may be, and any significant change in the primary occupation of such Trustee or Director. The Corporate Governance and Nominating Committee identifies and recommends qualified nominees for election to the Board of Trustees at the annual meeting of Unitholders, and recruits candidates to serve as Trustees or Directors and reviews any recommended candidates based on the competencies, skills, personal qualities and time commitment required of a Trustee or Director in order to add value.

         The Corporate Governance and Nominating Committee considers all qualified candidates identified by members of the Board of Trustees and Board of Directors, by management and by Unitholders. Any Unitholder who wishes to recommend a candidate to be considered by the Committee may do so by submitting the candidate's name and biographical information, including background, qualifications and experience to the Vice President, Corporate Services and Corporate Secretary of Precision. Proposals for nomination will be forwarded to the Chairman of the Board of Directors as well as presented to the Committee for consideration. Potential candidates may be informally approached to determine their interest in joining the Board of Trustees or the Board of Directors.

         Trustees are not renominated for election, and Directors are not renominated to be approved for appointment, at the annual meeting of Unitholders following their fifteenth year as a Trustee or Director, or following their 69th birthday, whichever is earlier. The Board of Directors has waived application of this guideline with respect to the reappointment of Mr. W.C. (Mickey) Dunn, who has served as a Director of Precision since 1992, given the need for continuity during the process of converting the business of Precision into an income trust and in order to provide continued stewardship to Precision's management team.

COMPENSATION

         The Compensation Committee of the Board of Directors is comprised entirely of independent Directors. It is generally responsible for discharging the responsibilities of the Board of Directors relating to reviewing the compensation of Precision's executives, and for producing an annual report on executive compensation for inclusion in the Trust's annual proxy statement and information circular.

         The compensation for Trustees and Directors is determined by the Compensation Committee based on individuals' time commitment in service to the Trust or Precision, comparative fees received by other trustees of trusts and directors of corporations of a similar size to the Trust and Precision, the responsibilities of the Board of Trustees and Board of Directors, and the responsibilities of independent Directors who are the Chairman or a member of Committees of the Board of Directors.

         The compensation for senior management is determined by the Compensation Committee based on several factors, including competitive
compensation   structures  in  the  locales  the   individuals  are  employed,
compensation practices prevailing in the oilfield service community, individual performance and overall corporate performance. Competitive compensation is measured using benchmarks of peer group companies and periodic reviews of compensation surveys. Compensation consists of base salary, bonuses and benefits. The overriding goals of the compensation policies are to create long-term investor value, motivate and reward superior executive performance and attract and retain individuals that help to create long-term investor value.

         The Compensation Committee reviews and approves Precision's goals and objectives relevant to the Chief Executive Officer's compensation and evaluates the Chief Executive Officer's performance in light of these goals and objectives to determine and recommend for approval, by the independent members of the Board of Directors, the Chief Executive Officer's compensation package based on this evaluation. The Compensation

Committee also makes recommendations to the Board of Directors with respect to independent Director compensation, senior executive compensation and the general compensation policies of Precision.

         The Compensation Committee has the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of Director, Chief Executive Officer or senior executive compensation and to approve the consultant's fees and other retention terms as it relates to such evaluation. The Compensation Committee also has the authority to obtain advice and assistance from internal or external legal, accounting or other advisors. No compensation consultants were retained by the Compensation Committee during the 2005 fiscal year.

BOARD ASSESSMENT

         The Corporate Governance and Nominating Committee has been delegated the responsibility for evaluating annually the effectiveness of the Board of Directors, the various Committees of the Board of Directors and the contribution of individual Directors and make any necessary recommendations to the Board of Directors. The Board of Trustees and the Board of Directors will annually review their own performance, and review and reassess the adequacy of the Mandate of the Board of Trustees or Mandate of the Board of Directors, as applicable, and make a determination annually as to whether it and, in the case of the Board of Directors, its Committees, are functioning effectively.

ADDITIONAL INFORMATION

         Additional financial information is provided in the Trust's annual audited consolidated financial statements and management's discussion and analysis for the most recently completed fiscal year ended December 31, 2005, contained in the Trust's Annual Report for the year ended December 31, 2005, which has been mailed to Unitholders with this Circular. Precision will provide to Unitholders upon request: (i) a copy of the Trust's current annual information form, (ii) a copy of any document or the pertinent pages of any document incorporated by reference in the annual information form, (iii) a copy of the Trust's annual audited consolidated financial statements and related management discussion and analysis contained in the annual report for the year ended December 31, 2005, together with the report of the auditors thereon, (iv) a copy of the interim unaudited financial statements subsequent to such annual audited consolidated financial statements, and (v) a copy of this Circular. These documents are available on the Trust's website at www.precisiondrilling.com, on SEDAR at www.sedar.com, and may be obtained without charge upon request to the Vice President, Corporate Services and Corporate Secretary of Precision at 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by facsimile at 403.264.0251, by telephone at 403.715.4500 or by email at info@precisiondrilling.com.

                                  APPENDIX A

         MANDATE OF THE BOARD OF TRUSTEES OF PRECISION DRILLING TRUST

GENERAL

         The board of trustees (the "Board of Trustees") of Precision Drilling Trust (the "Trust") has overall responsibility and full authority to manage the Trust's investments pursuant to the declaration of trust dated as of September 22, 2005 (the "Declaration of Trust"). The Board of Trustees has delegated responsibility for the management and general administration of the affairs of the Trust to Precision Drilling Corporation ("Precision") pursuant to an administration agreement dated as of November 7, 2005 between the Trust and Precision (the "Administration Agreement").

         The specific matters the Trust has delegated to Precision are set out in Schedule A hereto. The matters the Trust has retained responsibility for under the Declaration of Trust are set out in Schedule B hereto.

         As permitted by applicable law, the Board of Trustees may from time to time delegate certain of its responsibilities to Precision or management of Precision, but the Board of Trustees retains its oversight function for all delegated responsibilities.

         Each trustee of the Trust (a "Trustee") is expected to attend in person at all regularly-scheduled meetings of the Board of Trustees. To prepare for meetings, Trustees are expected to review the materials that are sent to each of them in advance of such meetings.

         The Trustees, in exercising the powers and authority conferred upon them, will act honestly and in good faith with a view to the best interests of the Trust and in connection therewith will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A Trustee will not be liable in carrying out his or her duties except in cases where the Trustee fails to act honestly and in good faith with a view to the best interests of the Trust or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of Trustees are intended to be similar to, and not greater than, those imposed on a director of a corporation under the BUSINESS CORPORATIONS ACT (Alberta). The Trustees will not be required to devote their entire time to the investments, business or affairs of the Trust.

STRUCTURE AND AUTHORITY

         The composition of the Board of Trustees, including the qualifications of its members, will comply with all requirements of the applicable laws and securities legislation and the rules of any stock exchange upon which the units of the Trust (the "Trust Units") are listed for trading.

         The Trustees are elected by holders of units of the Trust and holders of Class B Limited Partnership Units of Precision Drilling Limited Partnership (together the "Unitholders") at every annual meeting of the Unitholders. The Corporate Governance and Nominating Committee of Precision reviews and recommends to the board of directors of Precision (the "Board of Directors"), the candidates for nomination to the Board of Trustees. The Board of Directors then submits its recommendations to the Board of Trustees and the Board of Trustees approves the final choice of candidates for nomination and for election by Unitholders. The term of each Trustee expires at the close of the annual meeting of Unitholders following the meeting at which such Trustee was elected. In addition, Trustees are not renominated for election at the annual meeting of Unitholders following their fifteenth year as a Trustee, or following their 69th birthday, whichever is earlier.

         The Board of Trustees may, between annual meetings of Unitholders, appoint one or more additional Trustees for a term to expire at the close of the next annual meeting of Unitholders, provided that the number of additional Trustees so appointed will not exceed one-third of the number of Trustees who held office at the immediately preceding annual meeting of Unitholders. If it becomes necessary to appoint a new Trustee to fill a vacancy on the Board of Trustees or to complement the existing Board of Trustees, the Board of Trustees will, upon the recommendation of the Corporate Governance and Nominating Committee and the Board of Directors, consider a wide potential base of possible candidates and assess the qualifications of proposed new Trustees against a range of criteria, including background, experience, professional skills, personal qualities, prior membership on a board including the Board of Trustees or the Board of Directors, the potential for the candidate's skills to augment the existing Board of Trustees and the candidate's availability to commit to the Board of Trustees' activities.

         The Board of Trustees is also ultimately responsible for the appointment of directors (the "Directors") to the Board of Directors. In that regard, the Corporate Governance and Nominating Committee recommends to the Board of Directors the candidates for nomination as Directors. The Board of Directors then submits its recommendations to the Board of Trustees and the Board of Trustees approves the final choice of candidates who will be submitted to Unitholders for approval. Following the vote of Unitholders, the Board of Trustees directs 1194312 Alberta Ltd. (the "General Partner") of Precision Drilling Limited Partnership to appoint those candidates who have been approved by Unitholders as Directors of Precision. In the event that a resolution to approve the appointment of the Board of Directors is not passed, or if nominees other than those proposed are approved, the Board of Trustees will either act on the resolution or promptly request that the Corporate
Governance and Nominating Committee review the voting results and make a recommendation to the Board of Trustees for an alternate slate of Directors to be nominated for appointment, or such other recommendation as they determine appropriate, following which the Board of Trustees will seek approval from Unitholders, if required, for such recommendation. The Board of Trustees will not take steps to implement or approve any recommendation which would result in less than a majority of the Board of Directors being independent, or which would result in the Trustees constituting a majority of the Board of Directors.

         Trustees should have an appropriate mix of skills, knowledge and experience in business and a history of achievements. Trustees are required to commit the requisite time for all of the Board of Trustees' business and will demonstrate integrity, accountability and informed judgement. A majority of the Board of Trustees will be comprised of Trustees who are determined to be "independent" as defined in applicable securities laws and the rules or guidelines of any stock exchange upon which the units of the Trust are listed for trading.

RESPONSIBILITIES

         Notwithstanding the delegation of authority for management and administration of all operational matters of the Trust to Precision, the Board of Trustees has retained responsibility for the following matters pursuant to the Declaration of Trust:

         o supervision of the activities and management of the investments and affairs of the Trust;

         o    declaration of distributions to Unitholders;

         o issuance, repurchase, redemption, consolidation or subdivision of units of the Trust or other securities of the Trust and matters related thereto;

         o the exercise of reasonable commercial efforts to maintain at all times the "mutual fund trust" status of the Trust pursuant to section 132(6) of the INCOME TAX ACT (Canada); and

         o    adoption or amendment of any by-laws of the Trust.

         In addition, under applicable securities legislation and stock exchange rules, the Board of Trustees have oversight responsibility for the following matters:

         o    review  and  approval  of  the  annual  and  interim   financial
              statements   and   accompanying   management's   discussion  and
              analysis;

         o    compliance  with  public  disclosure   obligations  and  insider
              trading restrictions;

         o    review  and  approval  of the  Trust's  core  public  disclosure
              documents   including  its  annual   information   forms,  proxy
              circulars and annual reports;

         o retention, direction and monitoring the independence of the auditors;

         o review and approval of the Trust's system of internal controls and procedures; and

         o nomination of Trustees for election and appointment of the Board of Directors.

         The Trustees should exercise their responsibility in respect of the foregoing matters by:

         o considering and either rejecting or accepting the recommendations of the Board of Directors, management of Precision or another body authorized by the Board of Directors such as the Audit Committee or the Corporate Governance and Nominating Committee;

         o    satisfying  themselves  that  the  appropriate   individuals  or
              consultants are doing the required work to discharge their duties in respect of any delegated matters; and

         o ensuring that the Board of Trustees have received the necessary information, recommendations and professional advice required to make decisions.

         The integrity of Precision's internal control and management information systems is monitored by the Board of Directors and its committees of the Board of Directors (each a "Committee"). The Audit Committee of Precision is responsible for reviewing internal controls over accounting and financial reporting systems. Quarterly financial presentations are made to the Audit Committee and the Audit Committee receives direct reports from the internal and external auditors of the Trust, including discussions without the presence of management.

         Upon the recommendation of the Audit Committee and on the recommendation of the Board of Directors, the Board of Trustees approves the annual audited consolidated financial statements of the Trust and the interim unaudited consolidated financial statements of the Trust.

         The Board of Trustees requires that Precision, as administrator of the Trust, make accurate, timely and effective communication to Unitholders of the Trust and the investment community. Precision has a written communication policy pertaining to communication with the media and with respect to all continuous disclosure and public reporting requirements to Unitholders and the investment community.

         The Board of Trustees, on the recommendation of the Corporate Governance and Nominating Committee, has formally adopted and posted on the Trust's website a set of Corporate Governance Guidelines that affirm the Trust's commitment to maintaining a high standard of corporate governance.

LIMITATION ON THE TRUSTEES' ROLE

         In order for the Trust to maintain its status as a "mutual fund trust" under the INCOME TAX ACT (Canada) the Board of Trustees will not undertake any activities beside the investment and management of the Trust's property.

         The Board of Trustees may request reports on the operations of the business of Precision and may comment thereon, but will not make actual business decisions relating to operational matters in relation to the business of Precision.

Approved  by the Board of  Trustees of  Precision  Drilling  Trust on March 7,
2006.

                                  SCHEDULE A

           TRUST MATTERS DELEGATED TO PRECISION DRILLING CORPORATION

         Capitalized terms used in this Schedule A but not otherwise defined have the meanings ascribed to them under the Declaration of Trust. Subject to and in accordance with the terms, conditions and limitations of the Declaration of Trust, the Trustees have delegated to Precision, and Precision has agreed to be responsible for, the management and general administration of the affairs of the Trust, including, without limitation, the following:

    a. other than those matters set out in Schedule B, undertake any matters required by the terms of the Declaration of Trust to be performed by the Trustees, which are not otherwise delegated therein, and generally provide all other services as may be necessary or as requested by the Trustees for the administration of the Trust;

    b. prepare or cause to be prepared all returns, filings and documents and make all determinations necessary for the discharge of the Trustees' obligations under the Declaration of Trust;

    c. the retention and monitoring, on behalf of the Trustees, of the transfer agent and other organizations serving the Trust;

    d. the authorization and payment on behalf of the Trust of operation expenses incurred on behalf of the Trust and the negotiation of contracts with third party providers of services (including, but not limited to, transfer agents, legal counsel, auditors and printers);

    e.   the  provision  of  office  space,   telephone,   office   equipment,
         facilities,   supplies  and  executive,   secretarial   and  clerical
         services;

    f. dealing with: (i) banks and other institutional lenders, including, without limitation, in respect of the maintenance of bank records and the negotiation and securing of bank financing or refinancing of one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities; (ii) any and all other arrangements for the borrowing of funds in any manner whatsoever; (iii) the grant or issue of covenants, guarantees and/or security of any nature
         whatsoever  to  ensure  or  secure  any  such   facilities  or  other
         arrangements, in respect of the Trust or any entity in which the Trust holds any direct or indirect interest and any amendment, deletion or supplement thereto or termination thereof, including without limitation the execution and delivery of all agreements, indentures and other documents giving effect thereto; and (iv) any and all actions reasonably necessary in connection with, or in relation to, those matters referred to in Section 9.5 of the Declaration of Trust;

    g. prepare or cause to be prepared and provide to the Board of Trustees so as to be approved for delivery to Unitholders, annual audited consolidated and interim unaudited financial statements of the Trust, as well as relevant tax information;

    h. submit all income tax returns and filings to the Board of Trustees in sufficient time prior to the dates upon which they must be filed so that the Board of Trustees have a reasonable opportunity to review them, execute them and return them to Precision, and arrange for their filing within the time required by applicable tax law;

    i. administer distributions declared payable by the Board of Trustees and administer on behalf of the Trust such distribution reinvestment plans and other similar plans as the Trust may establish from time to time;

    j. ensure compliance by the Trust with, and enforcing all rights of the Trust under, all agreements entered into by the Trust, including the Support Agreement and the Voting and Exchange Trust Agreement;

    k. ensure compliance by the Trust with all applicable securities legislation including, without limitation, continuous disclosure obligations;

    l. prepare or cause to be prepared on behalf of the Trust any circular or other disclosure document required under applicable securities legislation with respect to an offer to acquire securities of another person or in response to an offer to purchase Trust Units;

    m.   provide investor relations services to the Trust;

    n. prepare or cause to be prepared and arrange for the distribution of all materials approved for delivery by the Trustees (including notices of meetings and information circulars) in respect of all annual and/or special meetings of Unitholders;

    o. prepare or cause to be prepared and provide or cause to be provided to Unitholders on a timely basis all information to which Unitholders are entitled under the Declaration of Trust and under applicable laws, including information or proxy circulars, annual information forms, prospectuses, quarterly and annual reports, notices, financial reports and tax information relating to the Trust, the form and content of which will be approved by the Trustees;

    p. once approved by the Board of Trustees, take all steps necessary to complete the issuance of securities of the Trust;

    q. attend to all administrative and other matters (including making determinations) arising in connection with any redemptions of Trust Units including, without limitation, the matters set forth in Article 6 of the Declaration of Trust and any designation of capital gain pursuant to Section 5.5 of the Declaration of Trust;

    r. obtain and maintain appropriate liability insurance for the benefit of the Board of Trustees, Board of Directors and officers of Precision and its affiliates;

    s. ensure that the Trust elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the INCOME TAX ACT (Canada) to be a "mutual fund trust" within the meaning of that act since inception, and assuming the requirements for such election are met, monitor the Trust's status as such a mutual fund trust and provide the Board of Trustees with written notice when the Trust ceases or is at risk of ceasing to be such a mutual fund trust;

    t. monitor whether more than 10% of the fair market value of the property of the Trust is "specified property" or "taxable Canadian property" for purposes of the INCOME TAX ACT (Canada);

    u. monitor the beneficiaries of the Trust to ensure that no fewer than 150 beneficiaries hold one "block of units" (as that expression is defined in the INCOME TAX ACT (Canada)) with an aggregate fair market value of not less than $500;

    v. undertake, manage and prosecute any and all proceedings from time to time before or in respect of governmental authorities on behalf of the Trust;

    w. prepare or cause to be prepared for approval by the Board of Trustees any prospectus or comparable documents of the Trust to qualify the sale of securities of the Trust from time to time; and

    x. promptly notify the Trust of any event that might reasonably be expected to have a material adverse effect on the affairs of the Trust.

                                  SCHEDULE B

              RETAINED RESPONSIBILITIES OF THE BOARD OF TRUSTEES
                        UNDER THE DECLARATION OF TRUST

         Capitalized terms used in this Schedule B but not otherwise defined have the meanings ascribed to them under the Declaration of Trust. Pursuant to the Declaration of Trust, the Board of Trustees has retained the following responsibilities:

    a. to supervise the activities and manage the investments and affairs of the Trust;

    b. to invest, hold shares, trust units, beneficial interests, partnership interests (other than general partnership interests), joint venture interests or other interests in any person necessary or useful to carry out the purpose of the Trust;

    c. to enter into any agreement or instrument to create or provide for the issue of Trust Units and Special Voting Units (including any firm or best efforts underwriting agreement), to cause such Trust Units and Special Voting Units to be issued for such consideration as the Trustees, in their sole discretion, may deem appropriate and to do such things and prepare and sign such documents, including the prospectus and any registration rights agreement, to qualify such Trust Units and Special Voting Units for sale in whatever jurisdictions they will be sold or offered for sale;

    d. except as prohibited by applicable law, to delegate any of the powers and duties of the Board of Trustees to any one or more agents, representatives, officers, employees, independent contractors or other persons the doing of such things and the exercise of such powers hereunder as the Board of Trustees may from time to time reasonably require, so long as any such delegation is not inconsistent with any of the provisions of the Declaration of Trust and subject at all times to the general control and supervision of the Board of Trustees;

    e. to redeem Trust Units (or rights, warrants, convertible securities, options or other securities) for such consideration as the Board of Trustees may deem appropriate in their sole discretion and to redeem Special Voting Units for no consideration and such redemption to be subject to the terms and conditions of the Declaration of Trust;

    f. without the approval or confirmation of Unitholders, enact and from time to time amend or repeal by-laws not inconsistent with the Declaration of Trust containing provisions relating to the Trust, the Trust Assets and the conduct of the affairs of the Trust, but not in conflict with any provision of the Declaration of Trust;

    g.   to  subdivide  or  consolidate  from  time to  time  the  issued  and
         outstanding   Trust  Units;  and  h.  to  purchase  Trust  Units  for
         cancellation in accordance with applicable regulatory requirements.

                                  APPENDIX B

      MANDATE OF THE BOARD OF DIRECTORS OF PRECISION DRILLING CORPORATION
                   ADMINISTRATOR OF PRECISION DRILLING TRUST

GENERAL

         The board of directors (the "Board of Directors", and each member a "Director") of Precision Drilling Corporation ("Precision") is responsible for the stewardship of the business and affairs of Precision. As such, the Board of Directors has responsibility to oversee the conduct of Precision's business, provide direction to management and ensure that all major issues affecting the business and affairs of Precision are given proper consideration.

         The Board of Directors discharges its responsibilities directly and through its committees of the Board of Directors (each a "Committee"). The Board of Directors appoints from its members an Audit Committee, a Corporate Governance and Nominating Committee, and a Compensation Committee (collectively, the "Committees"). The Board of Directors may delegate to such Committees matters for which it is responsible, but the Board of Directors retains its oversight function for all delegated responsibilities. Similarly, as permitted by applicable law, the Board of Directors may from time to time delegate certain of its responsibilities to management.

         Each Director is expected to attend in person all regularly-scheduled meetings of the Board of Directors and all meetings of each Committee on which they serve. To prepare for meetings, Directors are expected to review the materials that are sent to them in advance of such meetings.

         The Directors, in exercising the powers and authority conferred upon them, will act honestly and in good faith with a view to the best interests of Precision and in connection therewith will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A Director will not be liable in carrying out his or her duties except in cases where the Director fails to act honestly and in good faith with a view to the best interests of Precision or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

STRUCTURE AND AUTHORITY

         The composition of the Board of Directors, including the qualifications of its members, will comply with all requirements of the BUSINESS CORPORATIONS ACT (Alberta), the articles and by-laws of Precision, applicable securities legislation and the rules of any stock exchange upon which the units ("Trust Units") of Precision Drilling Trust (the "Trust") are listed for trading.

         The Corporate Governance and Nominating Committee recommends to the Board of Directors the candidates for nomination as Directors. The Board of Directors then submits its recommendations to the Board of Trustees and the Board of Trustees approves the final choice of candidates who will be submitted to holders of Trust Units and holders of Class B Limited Partnership Units of Precision Drilling Limited Partnership (together the "Unitholders") for approval. Following the vote of Unitholders, the Board of Trustees directs 1194312 Alberta Ltd. (the "General Partner") of Precision Drilling Limited Partnership to appoint those candidates who have been approved by Unitholders as Directors of Precision. In the event that a resolution to approve the appointment of the Board of Directors is not passed, or if nominees other than those proposed are approved, the Board of Trustees will either act on the resolution or promptly request that the Corporate Governance and Nominating Committee review the voting results and make a recommendation to the Board of Trustees for an alternate slate of Directors to be nominated for appointment, or such other recommendation as they determine appropriate, following which the Board of Trustees will seek approval from Unitholders, if required, for such recommendation. The Board of Trustees will not take steps to implement or approve any recommendation which would result in less than a majority of the Board of Directors being independent, or which would result in the Trustees constituting a majority of the Board of Directors.

         The Board of Directors will appoint the Chairman of the Board of Directors from among Precision's Directors. The term of each Director will expire at the close of the next annual meeting of Unitholders or when their successor is appointed by the General Partner of PDLP. In addition, Directors are not renominated for appointment at the annual meeting of Unitholders following their fifteenth year as a Director, or following their 69th birthday, whichever is earlier.

         If it becomes necessary to appoint a new Director to fill a vacancy on the Board of Directors or to complement the existing Board of Directors, the Board of Directors will, upon the recommendation of the Corporate
Governance and Nominating Committee and with the approval of the Board of Trustees, consider a wide potential base of possible candidates and assess the qualifications of proposed new Directors against a range of criteria, including background experience, professional skills, personal qualities, the potential for the candidate's skills to augment the existing Board of Directors and the candidate's availability to commit to the Board of Directors' activities. The Board of Directors may, with the approval of the Board of Trustees, between annual meetings of the Unitholders, request that the General Partner appoint one or more additional Directors for a term to expire at the close of the next annual meeting of Unitholders, provided that the number of additional Directors so appointed will not exceed one-third of the number of Directors who held office at the immediately preceding annual meeting of Unitholders.

         Directors must have an appropriate mix of skills, knowledge and experience in business and a history of achievements. Directors are required to commit the requisite time for all of the Board of Directors' business and will demonstrate integrity, accountability and informed judgement. A majority of the Board of Directors will be comprised of Directors who must be determined to be "independent" as defined in applicable securities laws and the rules or guidelines of any stock exchange upon which the Trust Units are listed for trading.

RESPONSIBILITIES

         The Board of Directors will review and consider the reports and recommendations of the Committees, and if approved by the Board of Directors, will communicate such reports and recommendations to the Board of Trustees for their approval.

         The Board of Directors will approve all material transactions involving Precision. In addition, the Board of Directors will approve banking relationships and key borrowing and financing decisions, appoint officers, determine the compensation of senior management and the Directors, and establish the compensation policies of Precision.

         The Board of Directors is responsible, to the extent feasible, to satisfy itself of the integrity of the Chief Executive Officer and executive officers and ensure that the Chief Executive Officer and executive officers create a culture of integrity throughout the organization.

         The Board of Directors is responsible for ensuring that Precision provides administrative and support services to the Trust in accordance with the terms of the administration agreement, dated November 7, 2005 entered into between Precision and the Trust, as such agreement may be amended from time to time (the "Administration Agreement"). The Board of Directors acknowledges that as part of its responsibility for matters delegated to it by the Trust under the Administration Agreement, it will adhere to principles of good corporate governance, including the use of Committees.

         The Board of Directors takes responsibility for appointing the Chief Executive Officer and is consulted on the appointment of other senior management. The Board of Directors, through the Compensation Committee, formally reviews the Chief Executive Officer's remuneration and performance and the compensation of other members of management. Senior management participates in appropriate professional and personal development activities, courses and programs on a self-directed basis and the Board of Directors supports management's commitment to training and development of all employees.

         The Board of Directors is responsible for the consideration of succession issues and reviews the adequacy of Precision's succession plan at least annually.

         The Board of Directors and its Committees are responsible for the integrity of Precision's internal control and management information systems. The Audit Committee is responsible for reviewing internal controls over accounting and financial reporting systems and reporting to the Board of Directors on such matters. The Board of Directors will submit any such report of the Audit Committee, once approved by the Board of Directors, to the Board of Trustees. Quarterly financial presentations are made to the Audit Committee. The Audit Committee meets separately with, and receives direct reports from the internal and external auditors of the Trust. Such meetings include discussions between the Audit Committee members and the external auditors without the presence of management.

         The Board of Directors is responsible for the strategic direction of Precision. The Board of Directors has established a formal strategic planning process which takes into account, among other things, the opportunities and risks of the business. The strategic plan is reviewed on an annual basis at a special meeting of the Board of Directors and senior management at which concepts discussed in the strategic plan are discussed and adopted.

         The Board of Directors approves the annual business plan of Precision and an annual operating budget for Precision and its subsidiaries.

         The Board of Directors approves the annual audited consolidated financial statements of the Trust and approves the interim unaudited consolidated financial statements of the Trust. The Board of Directors may at any time and from time to time delegate approval of interim unaudited consolidated financial statements to the Audit Committee. Once approved, annual and quarterly financial statements must be submitted by the Board of Directors or the Audit Committee, as the case may be, to the Board of Trustees for final approval.

         The Board of Directors is responsible for identifying the principal risks of Precision's business and for ensuring the implementation of systems to manage these risks. With the assistance of senior management, who report to the Board of Directors on the risks of Precision's business, the Board of Directors considers such risks and discusses the management of such risks on a regular basis. In addition, the Board of Directors receives quarterly environmental and occupational health and safety reports, reports on litigation issues and appropriate compliance reports from management.

         The Board of Directors is responsible for considering appropriate measures it may take if the performance of Precision falls short of its goals or as other circumstances warrant.

         The Board of Directors is responsible for overseeing the accurate reporting of the financial performance of Precision and the Trust to the Unitholders and the investment community, and that the financial results of Precision and the Trust are reported fairly and in accordance with generally accepted accounting standards. The Board of Directors must report regularly to the Board of Trustees on such matters.

         The Board of Directors requires that Precision, as administrator of the Trust, make accurate, timely and effective communication of all material information to Unitholders and the investment community. The Board of Directors has adopted a written communication policy (the "Communications Policy") in respect of communications with the media and to the continuous disclosure and public reporting obligations of the Trust. The disclosed information is released through newswire services, Precision's website, mailings to Unitholders and, where required, filed on SEDAR and EDGAR. Regular news releases are made at least quarterly and the Trust reports quarterly and annual financial results. Supplemental releases are made highlighting material facts regarding Precision and the Trust. The Board of Directors currently delegates this ongoing reporting responsibility to management. Issues arising from the Communications Policy are dealt with by a committee of executive officers of Precision consisting of the Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, Vice President, Corporate Services and Corporate Secretary and outside legal counsel. Material disclosure relating to the Trust, including without limitation, the Trust's annual information form, annual report and annual proxy circular must, once approved by the Board of Directors, be submitted to the Board of Trustees for approval.

         The Corporate Governance and Nominating Committee is responsible for recommending the Trust's approach to corporate governance and reporting to the Board of Directors on all matters relating to the governance of the Trust. The Board of Directors will submit the reports of the Corporate Governance and Nominating Committee, once approved, to the Board of Trustees. The Board of Directors, through its Corporate Governance and Nominating Committee, has formally adopted and posted on the Trust's website at www.precisiondrilling.com a set of Corporate Governance Guidelines which affirms Precision's commitment to maintaining a high standard of corporate governance.

         The  Board  of  Directors,   through  its  Corporate  Governance  and
Nominating Committee, annually reviews the effectiveness of the Board of Directors, its Committees and individual Directors.

         The Board of Directors is responsible for approving policies and procedures designed to ensure that Precision operates at all times within applicable laws and regulations and for monitoring compliance with all such policies and procedures.

         Unitholders and other interested parties may communicate with the Board of Directors and with the independent members of the Board of Directors by contacting the office of the Vice President, Corporate Services and Corporate Secretary at the offices of Precision, 4200, 150 - 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3Y7, by telephone at 403.716.4500, facsimile at
403.264.0251 or email at info@precisiondrilling.com.

         All communications received will be reviewed and delivered as requested, or if an individual member of the Board of Directors is not specified by the communication, to the appropriate member at the Vice President, Corporate Services and Corporate Secretary's discretion. The process for communication with the Vice President, Corporate Services and Corporate Secretary is also posted on the Trust's website at www.precisiondrilling.com.


Approved by the Board of Directors of Precision Drilling Corporation on March 7, 2006.

                                                      PRECISION DRILLING TRUST



                  NOTICE OF THE ANNUAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY given that the annual meeting (the "Meeting") of the holders of units (the "Trust Units") of Precision Drilling Trust (the "Trust") and holders of Class B Limited Partnership Units ("Exchangeable Units") of Precision Drilling Limited Partnership ("PDLP") will be held in the McMurray Room, at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, on the 9th day of May 2006, at 3:00 P.M. in the afternoon (Calgary Time) for the following purposes:

    1.   to elect the Trustees of the Trust for the ensuing year;

    2. to approve the appointment of the directors of Precision Drilling Corporation, administrator to the Trust, for the ensuing year;

    3.   to appoint KPMG LLP as Auditor for the ensuing year;

    4. to transact such other business as may properly come before the Meeting or any adjournment thereof.

         The specific details of the matters proposed to be put before the Meeting are set forth in the proxy statement and management information circular accompanying and forming part of this notice.

         The directors of Precision Drilling Corporation have, on behalf of the Trust, fixed the record date for the Meeting as March 20, 2006 (the "Record Date"). Only holders of Trust Units and Exchangeable Units (together the "Unitholders") of record at the close of business on March 20, 2006 are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date, unless any holder of Trust Units transfers his or her Trust Units after the Record Date and the transferee of those Trust Units establishes that he or she owns the Trust Units and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of Unitholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such Trust Units at the Meeting.

         Holders of Trust Units who are unable to be personally present at the Meeting may date and sign the form of proxy accompanying this Notice and return the same to the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2YI by 3:00 P.M. (Calgary Time) on May 5, 2006, or vote by phone or by internet in the manner described in the form of proxy.

         Holders of Exchangeable Units are required to vote through a special voting unit that has been issued to Computershare Trust Company of Canada (the "Voting and Exchange Trustee") as trustee under a voting and exchange trust agreement. The Exchangeable Units are entitled to that number of votes equal to the number of Trust Units into which each Exchangeable Unit may be exchanged (on a one-for-one basis) as at the Record Date. The Voting and Exchange Trustee is required to vote the special voting unit in the manner that holders of Exchangeable Units instruct and to abstain from voting on the Exchangeable Units for which the Voting and Exchange Trustee does not receive instructions.

         Forms of proxy, in order to be valid and acted upon at the Meeting, must be returned to the aforesaid offices of Computershare Trust Company of Canada, or voted by phone or internet, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof, or in the case of the Trust Units only, with the Chairman of the Meeting prior to commencement thereof.

         A copy of the Trust's current annual report, which includes its annual audited consolidated financial statements and management's discussion and analysis for the financial years ended December 31, 2005 and 2004, the proxy statement and management information circular with respect to the Meeting, the Trust's annual information form for the fiscal year ended December 31, 2005 as filed with Canadian provincial securities commissions and under cover of an annual report on Form 40-F with the United States Securities and Exchange Commission, and any unaudited interim financial statements of the Trust subsequent to the financial statements for the year ended December 31, 2005, may be obtained without charge by writing to Precision Drilling Corporation, Vice President, Corporate Services and Corporate Secretary, Suite 4200, 150-6th Avenue S.W., Calgary, Alberta T2P 3Y7.

Dated at Calgary, Alberta this 15th day of March 2006.

By order of the Board of Directors of Precision Drilling Corporation, administrator to Precision Drilling Trust




Vice President, Corporate Services and Corporate Secretary